The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 19, 2002

Filed pursuant to General Instruction II.L of Form F-10; File No. 333-14048

PROSPECTUS SUPPLEMENT
(To prospectus dated November 5, 2001)

FORM SUPPL

$275,000,000

BIOVAIL CORPORATION

% Senior Subordinated Notes due 2010

- We are offering $275,000,000 aggregate principal amount of our % Senior Subordinated Notes due 2010.
- Interest on the Notes will be paid semi-annually on and of each year beginning , 2002.
- The Notes will rank junior to all of our current and future senior indebtedness and will rank senior to all our future indebtedness that is expressly subordinated to the Notes. The Notes will effectively rank junior to all existing and future debt and liabilities of our subsidiaries.
- On or after , 2006, we may redeem all or a portion of the Notes at redemption prices set forth in this prospectus supplement plus accrued interest to the date of redemption. In addition, if we make certain sales of common shares prior to , 2005, we may redeem up to 35% of the original principal amount of the Notes from the proceeds at % of the principal amount plus accrued interest to the date of redemption.
- We will also have the option to redeem the Notes in whole but not in part at any time at 100% of the aggregate principal amount of the Notes plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding taxes.

Investing in our Notes involves risks. See "Risk factors" beginning on page S-15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Although we currently prepare our financial statements in accordance with United States generally accepted accounting principles, some financial statements incorporated by reference herein have, as indicated, been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, these financial statements may not be comparable to financial statements of United States companies.

Owning the Notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement may not fully describe these tax consequences. You should read the tax discussion contained in this prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because (1) we are incorporated under the laws of the Province of Ontario, Canada (2) some or all of our officers and directors and some or all of the underwriters or experts named in this prospectus supplement may be residents of a foreign country, and (3) all or a substantial portion of our assets and the assets of our officers and directors and the underwriters and experts may be located outside the United States.

	Per Note	Total
Price to public	%	$
Underwriting commission	%	$
Proceeds to Biovail, before expenses	%	$

The price of the Notes will also include accrued interest, if any, from , 2002.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about , 2002.

UBS Warburg

Credit Suisse First Boston **JPMorgan** **Morgan Stanley** **Scotia Capital**

BMO Nesbitt Burns **RBC Capital Markets**

The date of this prospectus supplement is March , 2002.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the offering.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus is only accurate as of the date of this prospectus supplement and the date of the accompanying prospectus, respectively, regardless of the time of delivery of this prospectus supplement or any sale of the Notes.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "the Company", "Biovail", "we", "us", "our" or similar terms refer to Biovail Corporation together with its subsidiaries.

We furnish our shareholders with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and Canadian generally accepted accounting

principles ("Canadian GAAP"), audited by our independent auditors. We report in United States dollars in our financial statements.

All dollar amounts in this prospectus supplement are expressed in United States dollars except where stated otherwise. In this prospectus supplement, unless stated otherwise, all references to "U.S.$" or "$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada.

The following words and logos are trademarks we own or licence and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Tiazac®, Viazem®, Cardizem®, CEFORM®, FlashDose® and TEVETEN®.

Forward-looking statements

"Safe Harbor" statement under the United States *Private Securities Litigation Reform Act of 1995*:

To the extent any statements made or incorporated by reference in this prospectus supplement or the accompanying prospectus contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (the "SEC") and securities commissions or other similar authorities in Canada (the "Canadian Securities Authorities").

Prospectus supplement summary

This summary highlights information about Biovail and this offering. Because this is a summary, it may not contain all the information you should consider before investing in the Notes. You should carefully read this entire prospectus supplement and the prospectus to which it relates, including "Risk factors" and the financial statements, together with the other documents incorporated by reference.

BIOVAIL CORPORATION

We are an international, fully-integrated pharmaceutical company with special capabilities in the development, manufacture, sale and marketing of branded pharmaceutical products. Building on our strengths in the development of drugs utilizing advanced controlled-release and FlashDose® technologies, our primary business strategy is to expand our sales and marketing presence in the United States and Canada to support the commercialization of our product development pipeline. We intend to complement our product development pipeline with the acquisition of established pharmaceutical products and the in-licensing, from third parties, of products in earlier stages of development.

We have proprietary technologies which we use to develop branded products that: (1) improve upon conventional multiple daily dose immediate-release forms of existing products by providing the therapeutic benefits of controlled-release drug delivery; or (2) are enhanced dosage formats of existing medications that provide superior patient convenience and product differentiation resulting from the application of FlashDose®, taste masking, and/or enhanced absorption technologies. In addition, on a selective basis, we develop products that are generically equivalent to existing once-daily branded products. As a fully-integrated company, we control all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies.

Our primary market is the United States, where we market our products directly through Biovail Pharmaceuticals, Inc. ("BPI USA"), formerly DJ Pharma, Inc. ("DJ Pharma"), our U.S. sales and marketing organization acquired in October 2000, and indirectly through its strategic licensing partners. In Canada, we market our products directly through our Canadian sales and marketing division, Biovail Pharmaceuticals Canada ("BPI CDA"). In other countries, we market our products through strategic licensing partners. We generate our revenues from: (1) developing and manufacturing oral controlled-release and FlashDose® products using our proprietary drug delivery technologies for sale directly through our own sales organizations and through licensing partners as well as promoting or co-promoting pharmaceutical products on behalf of third parties; (2) providing pharmaceutical contract research services to third parties; and (3) royalties and/or licensing fees received from licensees related to the sale under license of numerous controlled-release products. We do not currently engage in basic research to discover new chemical entities.

Our pipeline products fall into three categories. The first category, representing near- to mid-term opportunities, comprises branded controlled-release once-daily versions of four existing multi-dose products and a once-daily immediate-release product (citalopram) indicated for the treatment of chronic disorders such as depression, anxiety, diabetes, pain management and smoking cessation, and Cardizem® XL, a therapeutically superior once-daily diltiazem product. The second category, representing near-to long-term opportunities, comprises branded FlashDose® versions of eight existing orally administered pharmaceutical products. To date, we have disclosed three of these eight FlashDose® products. They are FlashDose® versions of zolpidem for the treatment of sleeping disorders, paroxetine for the treatment of depression and fluoxetine for the treatment of depression, obsessive compulsive disorder and bulimia. In late September 2001 and December 2001, we filed New Drug Applications ("NDA") with the FDA for our FlashDose® fluoxetine and zolpidem formulations, respectively. The third category, representing near-term opportunities, comprises select generic controlled-release versions of major

brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular conditions and for the treatment of seizures.

Originally, we licensed our controlled-release products early in the development cycle to pharmaceutical companies, which controlled the clinical trials, regulatory process, manufacturing and sale of our products in a number of international markets. More recently, we have controlled the clinical trials, regulatory process, manufacturing, marketing and out-licensing of our own products once they have reached an advanced state of development. To date, we have developed 18 controlled-release products and one FlashDose® product that are currently sold under license in more than 55 countries. We manufacture seven of these products, namely Tiazac®, Nurofen Meltlets and generic versions of Trental, Cardizem® CD, Voltaren XR, Adalat CC and Procardia XL for sale by our licensees in the United States and Europe. We also have rights to market a generic version of Verelan through agreements with Mylan Pharmaceuticals Inc. pending final approval by the FDA of our product. Tiazac® and a number of other brands are sold in Canada by BPI CDA. Prior to our acquisition of the Cardizem® family of products from Aventis Pharmaceuticals Inc. ("Aventis") effective December 29, 2000, Tiazac® was our principal product, representing approximately 38% of product revenues for the year ended December 31, 2000 and 17.8% of product revenues for the year ended December 31, 2001. In 2001, Cardizem® branded products constituted our principal product line. Through our acquisition of DJ Pharma in late 2000, we acquired the rights to Rondec and Cedax. These products are indicated for skin/soft tissue infections and for the treatment of allergy and respiratory conditions.

We have continued to expand and grow our base business. Since our acquisition and integration of DJ Pharma, we have focused on increasing the product offerings available to this United States based sales organization. We intend to expand the number of pharmaceutical brands we promote to physicians by way of internal product development and by way of product acquisition and in-licensing. The U.S. sales organization, BPI USA, is currently promoting a number of brands including Wellbutrin SR and Zovirax Ointment in-licensed from GlaxoSmithKline plc ("GSK") and we have begun an awareness campaign with physicians to inform them of our acquisition of the Cardizem® brands.

Consistent with past practice and as part of our normal course of business, we are continually monitoring product and company acquisition opportunities in the marketplace. In pursuing product acquisitions, we seek to leverage our technical asset base as a means to acquire products at an attractive value and to capitalize on opportunities in the pharmaceutical industry, including those arising from consolidation initiatives undertaken in the industry. We intend to pursue attractive company acquisitions that will add to our product offerings, product pipeline or sales and marketing capability in selected therapeutic areas. We may from time to time be actively involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction and, if they do, what the terms, form of consideration or timing of any transaction will be.

Biovail is a corporation amalgamated under the *Business Corporations Act* (Ontario) and its head and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9, telephone number (416) 285-6000.

Recent developments

PRODUCTS

In July 2001, we completed the clinical studies and announced the positive efficacy results for a new once-daily diltiazem product, Cardizem® XL. The trial confirmed dose related positive efficacy results with all four doses of Cardizem® XL in the targeted population of patients with moderate to severe hypertension.

In August 2001, we filed an NDA for Cardizem® XL with the FDA. We will be conducting comparative studies in which the benefits of our Cardizem® XL formulation and dosing regime will be evaluated and compared directly with other antihypertensive medications. These head-to-head studies will be focused on market leading cardiovascular medications, including non-calcium channel blocker medications in patient populations where there are co-existing disease states. At the present time, we plan to launch Cardizem® XL in the United States in the fourth quarter of 2002.

In September 2001, we announced the results of a recently completed a Phase III study on our extended release tramadol formulation. This study demonstrated that a once-daily formulation of tramadol produced statistically significant and clinically meaningful reductions in pain associated with osteoarthritis compared to placebo. Tramadol is currently dosed 3 to 4 times per day and is prescribed for the treatment of moderate to moderately severe pain. The multi-dose tramadol formulation is currently sold by a division of Johnson & Johnson under the brand name Ultram. Sales of Ultram grew by 15% to $590 million for the 12 months ended June 2001.

As stated above, in September 2001 we filed an NDA for a FlashDose® version of fluoxetine with the FDA. Fluoxetine is a leading selective serotonin reuptake inhibitor and is prescribed for depression, obsessive compulsive disorder and bulimia and is marketed under the brand name Prozac by Eli Lilly & Company.

On October 29, 2001, together with GSK, we announced that we have licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride (HCI) ("Wellbutrin Once Daily") for sales and distribution on a world-wide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, we will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by the future sales of Wellbutrin Once Daily. Together with GSK, we co-promote Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily upon FDA approval in the United States. Together with GSK, we intend to file an NDA for Wellbutrin Once Daily with the FDA during the first half of 2002. In addition, we acquired from GSK exclusive promotion and distribution rights for Zovirax Ointment for the United States and Puerto Rico, effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to us and, in return, on January 2, 2002 we paid GSK $133 million for certain rights to the products, subject to an increase not to exceed $99 million, in certain situations. We began promotional efforts related to Zovirax Ointment in January 2002 and intend to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a paediatric Phase IV study for Zovirax Cream. These agreements received approval under the Hart-Scott-Rodino Act in the United States in December 2001.

In January 2002, we announced the December 2001 filing of a submission with the FDA in respect of a FlashDose® version of zolpidem, a treatment for sleeping disorders that is promoted under the brand name Ambien and had sales of approximately $1 billion in 2001. We also announced the results from a Phase III clinical trial for the use of our once-daily tramadol formulation for the relief of lower back pain. Our extended release tramadol formulation demonstrated statistically significant and clinically meaningful dose related reductions in pain compared to placebo. These results paralleled the results demonstrated in the Phase III clinical trial on the use of extended release tramadol in chronic pain associated with osteoarthritis.

On March 18, 2002, we announced that we had acquired United States marketing rights for TEVETEN® (eprosartan mesylate) and TEVETEN® HCT (eprosartan mesylate and hydrochlorothiazide combination) (the "TEVETEN® Products") from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay Pharmaceuticals") for $94 million. Solvay Pharmaceuticals will retain marketing rights to the TEVETEN® Products in the rest of the world. TEVETEN® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. TEVETEN® HCT, which includes a diuretic, was approved in November 2001 by the FDA and provides us the opportunity to launch a new cardiovascular product into a market segment characterized by growth in excess of 50%, year over year, for each of the past 2 years, as reported by industry sources. We expect that sales of TEVETEN® and TEVETEN® HCT will be in the range of $25 million in 2002.

Under the terms of the agreement, Solvay Pharmaceuticals will manufacture and supply the TEVETEN® Products with an option to transfer U.S. manufacturing to us, in a phased-in approach, upon receipt of the necessary regulatory approvals. We will form a joint business development committee with Solvay Pharmaceuticals to discuss future clinical and product development opportunities to enhance the performance or expand the utilization of the TEVETEN® Products. Solvay Pharmaceuticals has the option, on commercially reasonable terms to be negotiated, to acquire all potential future modifications and innovations developed for the TEVETEN® Products by us for worldwide markets excluding the United States.

FINANCIAL MATTERS

On November 19, 2001, we completed an offering of 12.5 million common shares at $47 per share for net proceeds of $558.2 million. During November 2001, we also completed the conversion of $300 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") into approximately 10.4 million common shares, resulting in the elimination of the Debentures. In November 2001, Standard & Poor's Rating Services raised Biovail's corporate credit rating to BB from BB−.

On January 30, 2002, our board of directors approved a share repurchase program pursuant to which we may repurchase up to 7,874,820 of our common shares or approximately 5% of our total issued and outstanding common shares. Since board approval, Biovail has repurchased 5,657,100 million common shares for approximately $260.3 million.

On February 21, 2002, we reported unaudited financial results that have been derived from financial information prepared in accordance with U.S. GAAP for the fourth quarter and year ended December 31, 2001. Total revenue in 2001 was $583.3 million, an increase of $274.1 million, or 89% from $309.2 million in 2000. Net income in 2001 was $87.4 million, representing diluted earnings per share of $0.58, compared to net losses in 2000 of $148.0 million, representing diluted losses per share of $1.16. Earnings per share before certain charges, on a fully diluted basis, were $1.35 per share in 2001 and $0.86 per share in 2000. We utilize a measure of net income and earnings per share on a basis that excludes certain charges to better assess operating performance. We have consistently applied this measure when discussing earnings or earnings guidance and will continue to do so going forward. We believe that most of our shareholders prefer to analyze our results based on this measure, as it is consistent with industry practice. The excluded charges are also disclosed to give investors the ability to further analyze our results. These measures are not necessarily comparable to similarly titled measures presented by other companies. The press release reporting these results is incorporated by reference into this prospectus supplement and the accompanying prospectus. See "Documents incorporated by reference" and the table entitled "Selected consolidated financial data". Our financial statements for the year ended December 31, 2001 prepared in accordance with U.S. GAAP and Canadian GAAP, together with management's discussion and analysis of financial condition and results of operations, will be released when finalized.

On March 18, 2002, we announced that we anticipate achieving a 30% to 35% increase in diluted earnings per share, year over year, for 2002 and 2003. In addition, we reconfirmed comfort with 2002 growth in diluted earnings per share per quarter of 30% to 35% over 2001 quarterly results.

LITIGATION

In February 2002, we entered into a binding letter agreement (the "Letter Agreement") with Andrx Pharmaceuticals Inc. ("Andrx"), the only company which had filed an Abbreviated New Drug Application in respect of a generic version of Tiazac and the company with which we had had a dispute with respect to our U.S. Patent Number 6,162,463, which has the effect of settling the patent infringement action described in the accompanying prospectus. The Letter Agreement provides for a royalty to us on the sale of Andrx's generic version of Tiazac® when that generic product is ultimately approved by the FDA and marketed. However, Andrx has disclosed publicly that its generic version of Tiazac® will not be ready for final approval and marketing until the third quarter of 2002, at the earliest. We are currently in the process of finalizing a definitive agreement with Andrx encompassing the terms of the signed and binding Letter Agreement.

The United States Federal Trade Commission ("FTC") has requested information to determine whether we have violated the *Federal Trade Commission Act* or United States antitrust laws by listing our U.S. Patent Number 6,162,463 in the Orange Book. We are negotiating with the FTC in respect of a consent decree which we anticipate will admit no wrongdoing on our part but which will, nevertheless, provide for a cessation of all litigation against Andrx and will allow for a divestiture of the exclusive rights previously acquired from Dov Pharmaceuticals ("Dov") in respect of the 6,162,463 Patent and a conversion thereof into a non-exclusive licence, the precise terms of which will be negotiated with Dov.

We are aware of an open investigation by the FTC into the appropriateness of an agreement between our wholly-owned subsidiary, Biovail Laboratories Inc. ("BLI"), and Elan Corporation plc ("Elan") with respect to BLI's in-licensing of Elan's 30 mg version of Adalat CC and related transactions. BLI has marketed through our marketing partner, Teva Pharamceutical Industries, Ltd., both a 30mg and a 60mg version of Adalat CC. BLI's agreement with Elan requires BLI to out-license the additional 30mg and 60mg generic Adalat CC that BLI currently owns (30mg) or to which it has exclusive marketing rights (60mg, owned by Elan). BLI is in advanced negotiations with third parties for the out-licensing of these products and expects to conclude a transaction shortly. We are cooperating with the FTC in this investigation. Although the amount of any potential liability resulting from this investigation cannot be determined, we expect that BLI's out-licensing of these products will substantially satisfy the FTC's enquiries relating to BLI's agreement with Elan.

Recently, we have received notice from a Canadian company that it has filed in Canada an application seeking approval of a generic version of Tiazac®. We are currently reviewing the available information to determine whether that application infringes our patent concerning Tiazac®. If we conclude that there is likely infringement, we will commence infringement proceedings in Canada.

We are aware of several class action suits recently commenced against us. The suits seek financial recovery to certain consumers of Tiazac® who are allegedly being deprived of a lower cost generic version. We believe that our actions have been proper and that the suits lack merit. In light of recent disclosures by Andrx, it has become clear that a generic version of Tiazac® has not received final FDA approval, which is required for it to be marketed in the United States.

Selected consolidated financial data

(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
(Unaudited)

The following unaudited selected consolidated financial data have been derived from financial information prepared in accordance with U.S. GAAP except for amounts described as having been prepared excluding certain charges. The selected consolidated financial data for the year ended December 31, 2000 have been derived from the audited consolidated financial statements prepared in accordance with U.S. GAAP except for amounts described as having been prepared excluding certain charges. The information represents only selected summary information and does not include all information required in consolidated financial statements that are prepared in accordance with U.S. GAAP. See "Documents incorporated by reference".

Earnings data	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenue				
Product sales	$162,666	$90,441	$537,138	$224,996
Research and development	4,479	4,104	14,596	66,834
Royalty and licensing	11,197	5,264	31,529	17,340
	178,342	99,809	583,263	309,170
Expenses				
Cost of goods sold	35,712	26,647	125,995	67,980
Research and development	14,154	4,252	51,017	51,709
Selling, general and administrative	32,425	13,661	110,100	51,857
Amortization	11,955	4,183	44,513	7,232
Write down of assets	80,482	—	80,482	—
Acquired research and development	—	66,924	—	208,424
	174,728	115,667	412,107	387,202
Operating income (loss)	$3,614	$(15,858)	$171,156	$(78,032)
Interest income (expense), net	(4,844)	(2,264)	(33,500)	2,955
Debt conversion premium	(12,192)	—	(34,923)	—
Provision for income taxes	(5,500)	(4,625)	(15,285)	(9,360)
Extraordinary item	—	—	—	(20,039)
Cumulative effect of change in accounting principle	—	—	—	(43,500)
Net income (loss)	$(18,922)[1]	$(22,747)[2]	$87,448[3]	$(147,976)[4]
Basic earnings (loss) per share	$(0.13)[1]	$(0.18)[2]	$0.64[3]	$(1.16)[4]
Diluted earnings (loss) per share	$(0.13)[1]	$(0.18)[2]	$0.58[3]	$(1.16)[4]

Earnings before certain charges[5]	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Net income (loss)	$(18,922)	$(22,747)	$87,448	$(147,976)
Write down of assets	80,482	—	80,482	—
Acquired research and development	—	66,924	—	208,424
Debt conversion premium	12,192	—	34,923	—
Extraordinary item	—	—	—	20,039
Cumulative effect of change in accounting principle	—	—	—	43,500
Net income excluding certain charges[5]	$73,752	$44,177	$202,853	$123,987
Basic earnings per share excluding certain charges[5]	$0.50	$0.34	$1.48	$0.96
Diluted earnings per share excluding certain charges[5]	$0.46	$0.30	$1.35	$0.86

Cash flow data	Year Ended December 31, 2001	Year Ended December 31, 2000
Cash provided by operating activities	$295,470	$102,494
Cash used in investing activities	(57,747)	(582,303)
Cash provided by financing activities	$72,253	$427,054

Balance sheet data	As at December 31, 2001	As at December 31, 2000
Cash and cash equivalents	$434,891	$125,144
Working capital	427,856	(25,295)
Intangible assets, net	556,360	667,431
Total assets	1,331,483	1,107,267
Long-term obligations	46,161	438,744
Convertible Subordinated Preferred Equivalent Debentures	—	299,985
Shareholders' equity	$1,126,074	$237,458

Other data	Year Ended December 31, 2001	Year Ended December 31, 2000
EBITDA[6]	$306,925	$151,380
Ratio of EBITDA to interest expense[7]	8.5x	7.3x

(1) *Including a charge of $12,192 for the debt conversion premium relating to the conversion of a portion of the Convertible Subordinated Preferred Equivalent Debentures and a charge of $80,482 in respect of the write-down of certain assets.*

(2) *Including a charge of $66,924 for acquired research and development.*

(3) *Including a charge of $34,923 for the debt conversion premium relating to the conversion of the Convertible Subordinated Preferred Equivalent Debentures and a charge of $80,482 in respect of the write-down of certain assets.*

(4) *Including charges of $208,424 for acquired research and development, $20,039 ($0.16 basic and diluted loss per share) for an extraordinary item relating to the premium paid on the early extinguishment of the 10⅞% Senior Notes due 2005, and $43,500 ($0.34 basic and diluted loss per share) for the cumulative effect of a change in accounting principle relating to the recognition of revenue.*

(5) *We utilize a measure of net income and earnings per share on a basis that excludes certain charges to better assess operating performance. We have consistently applied this measure when discussing earnings or earnings guidance and will continue to do so going forward. We believe that most of our shareholders prefer to analyze our results based on this measure, as it is consistent with industry practice. The excluded charges are also disclosed to give investors the ability to further analyze our results. These measures are not necessarily comparable to similarly titled measures presented by other companies.*

(6) *EBITDA (earnings before interest, taxes, depreciation and amortization) means operating income, plus depreciation and amortization, write-down of assets and acquired research and development. EBITDA is not a measure of performance calculated in accordance with Canadian GAAP or U.S. GAAP. EBITDA is presented because we believe it is often used by investors as an indicator of a company's ability to meet debt service and capital expenditure requirements. It is not intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles). EBITDA is not necessarily comparable to similarly titled measures presented by other companies and does not necessarily represent amounts of funds available for management's discretionary use.*

(7) *The ratio of EBITDA to interest expense is computed by comparing EBITDA as defined above and gross interest expense that is derived from financial information prepared in accordance with US GAAP. This ratio is presented because we believe it is a useful indicator of a company's ability to meet debt service requirements. It is not intended as an alternative measure of operating results as determined in accordance with generally accepted accounting principles. This ratio is not necessarily comparable to similarly titled measures presented by other companies.*

The offering

The following is a brief summary of some of the terms of the offering. For a more complete description of the terms of the Notes, see the "Description of the Notes" section of this prospectus supplement and the "Description of Debt Securities" section of the accompanying prospectus. References in this summary to the "Company" refer to Biovail Corporation only, without reference to its subsidiaries.

Issuer	Biovail Corporation
Securities offered	$275 million principal amount of % Senior Subordinated Notes due 2010.
Maturity date	, 2010.
Interest	% per annum on the principal amount, payable semi-annually in arrears in cash on and of each year, beginning 2002.
Issue price	% plus accrued interest, if any from , 2002.
Ranking	The Notes will be unsecured senior subordinated debt. The Notes will rank junior in right of payment to all present and future Senior Debt (as defined in this prospectus supplement) of the Company and will rank senior to all of the Company's future indebtedness that is expressly subordinated to the Notes. The Notes will effectively rank junior to all debt and liabilities of the Company's subsidiaries. As of December 31, 2001, after giving effect to the adjustments described under "Consolidated capitalization", including this offering and the application of the net proceeds of this offering, the Company would have had no Senior Debt outstanding. As of December 31, 2001, the Company's subsidiaries had approximately $133.6 million of liabilities (excluding intercompany liabilities and deferred revenue).
Optional redemption	At any time on or after , 2006, the Company may redeem all or any of the Notes at the redemption prices listed in the section "Description of the Notes" under the heading "Optional Redemption" plus accrued interest to the date of redemption. Before , 2005, the Company may redeem up to 35% of the original principal amount of the Notes with the net cash proceeds of certain sales of the Company's common shares at % of the principal amount plus accrued and unpaid interest to the date of redemption.
Change of control	If a change of control occurs prior to maturity, you may require the Company to purchase all or part of your Notes at a redemption price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of redemption.
Tax redemption	The Company will have the option to redeem the Notes, in whole but not in part, at any time upon the occurrence of certain changes to Canadian withholding taxes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption.

Additional amounts	All payments the Company makes with respect to the Notes will be made without withholding or deduction for Canadian taxes unless the Company is legally required to do so, in which case the Company will pay such additional amounts as may be necessary so that the net amount received by holders of the Notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.
Basic covenants of the indenture	The indenture under which the Company will issue the Notes will, among other things, restrict the Company's ability and the ability of certain of the Company's subsidiaries to: ➤ incur more debt; ➤ pay dividends, redeem stock, make distributions or make certain investments; ➤ in the case of certain of the Company's subsidiaries, issue capital stock; ➤ in the case of certain of the Company's subsidiaries, guarantee debt; ➤ create liens; ➤ enter into transactions with affiliates; ➤ merge or consolidate; and ➤ transfer or sell assets. During any future period in which Moody's Investor Services and Standard & Poor's Ratings Group have each assigned an investment grade rating to the Notes, some of the covenants will cease to be in effect with the exception of the covenants that contain limitations on, among other things, the designation of restricted and unrestricted subsidiaries, certain consolidations, mergers and transfers of assets, guarantees of debt by our subsidiaries and liens. These covenants are subject to important qualifications and limitations. For more details, see the section "Description of the Notes" under the heading "Certain Covenants".
Governing law	The indenture governing the Notes and the Notes themselves will be governed by the laws of the State of New York.
Use of proceeds	The net proceeds from this offering will be used for the repayment of outstanding debt under the Company's credit facility and for general corporate purposes, which may include future acquisitions and repurchases of common shares under the Company's share repurchase program. See "Use of proceeds".
Global notes	The Notes will be represented by one or more global notes (the "Global Notes") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes representing the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described in this prospectus supplement and the accompanying prospectus, Notes in definitive form will not be issued.
Risk factors	See the discussion under the heading "Risk factors" in this prospectus supplement and the accompanying prospectus for a description of factors you should carefully consider before deciding to invest in the Notes.

Risk factors

The acquisition of Notes being offered by this prospectus supplement involves a degree of risk. Any prospective investor should carefully consider the following risk factors and the risk factors included in the accompanying prospectus and all of the other information in this prospectus supplement and the accompanying prospectus (including without limitation the documents incorporated by reference) before purchasing any of the Notes offered pursuant to this prospectus supplement. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business operations.

We have the ability to incur substantial debt and the principal and interest payment obligations of such debt may restrict our future operations and impair our ability to meet our obligations under the Notes.
After giving effect to the adjustments described under "Consolidated capitalization", including this offering and the application of the net proceeds of this offering as described under "Use of proceeds", as of December 31, 2001, Biovail and its subsidiaries would have had approximately $321.2 million of outstanding indebtedness. In addition, the terms of our bank credit agreement and the indenture governing the Notes permit us to incur additional debt under certain circumstances, including approximately $400 million that will be available under our credit facility upon closing this offering and the application of the proceeds of this offering as described under "Use of proceeds".

The incurrence of substantial amounts of debt may have important consequences to you. For instance, it could:

- make it more difficult for us to satisfy our financial obligations, including those relating to the Notes;
- require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, including the Notes, which will reduce funds available for other business purposes;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- place us at a competitive disadvantage compared with some of our competitors that have less debt; and
- limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

We must receive dividends and distributions from our subsidiaries to make payments on the Notes. The Notes are effectively junior in right of payment to the obligations of our subsidiaries.
Most of our operations are conducted by our subsidiaries, which own a significant portion of our consolidated assets. Consequently, our operating cash flow and our ability to service our indebtedness, including the Notes, depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of loans, dividends or otherwise. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the Notes or to make any funds available for that purpose, whether by dividends, interest, loans, advances or other payments. In addition, their ability to pay dividends and make loans, advances

and other payments to us may be restricted by applicable statutory or contractual restrictions, which may include requirements to maintain minimum levels of working capital and other assets.

Your right to receive payments under the Notes will be structurally junior to all debts and liabilities of our subsidiaries. In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary, our right to receive assets of that subsidiary and your consequent right to participate in a distribution of those assets will rank behind that subsidiary's creditors, including the lenders under our bank credit agreement, trade creditors and preferred shareholders, if any. Assuming that this offering had been completed on December 31, 2001, the indebtedness and other liabilities, excluding intercompany liabilities and deferred revenues, of our subsidiaries as of that date would have been approximately $133.6 million. Our subsidiaries may incur future debt and liabilities as well.

Your right to receive payment on the Notes is junior to the right of the holders of all of our existing indebtedness and possibly to all of our future borrowings.

The Notes will be general unsecured obligations, junior in right of payment to all of our existing senior indebtedness, including indebtedness under our bank credit agreement, and all of our future borrowings, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the Notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Notes. In addition, all payments on the Notes will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on designated senior indebtedness.

In the event that we are declared bankrupt, become insolvent or are liquidated, reorganized or involved in a similar proceeding, holders of the Notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior indebtedness. The indenture governing the Notes requires the amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceeding to be paid to holders of any remaining senior indebtedness instead. In any of these cases, our assets may be insufficient to pay all of our creditors, and holders of the Notes are likely to receive less, proportionally, if any, than holders of our senior indebtedness, including the lenders under our bank credit agreement.

After giving effect to this offering and the application of the net proceeds as described under "Use of proceeds", as of December 31, 2001, the Notes would have ranked junior to a permitted maximum availment of $400 million under our credit facility. We will be permitted to incur substantial additional indebtedness, including senior indebtedness, in the future, under the terms of the indenture governing the Notes.

The Notes will not be secured by any of our assets. Our credit facility, however, is secured by a substantial portion of our assets.

In addition to being subordinated to our senior indebtedness, the Notes will not be secured by any of our assets. However, the indebtedness we incur under our bank credit agreement is secured by a substantial portion of our assets. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under the credit facility will be entitled to exercise the remedies available to a secured lender under the applicable law and pursuant to the agreement governing such debt. Accordingly, our secured creditors will have a prior claim on our assets. After giving effect to the adjustments described under "Consolidated capitalization", including this offering and the application of the net proceeds as described under "Use of proceeds", as of December 31, 2001, we would have been able to draw down up to $400 million of secured indebtedness under our credit facility and, under certain circumstances, would be permitted to incur future indebtedness on a secured basis under the terms of the indenture governing the Notes.

Restrictions in the Notes indenture, our bank credit agreement and our other debt instruments may limit our activities.

The Notes and the terms of our bank credit agreement impose restrictions on our operations and activities, including restrictions on our ability to:

- incur more debt;
- pay dividends, redeem stock, make distributions or make certain investments;
- in the case of certain of our subsidiaries, issue capital stock;
- in the case of certain of our subsidiaries, guarantee debt;
- create liens;
- enter into transactions with affiliates;
- merge or consolidate; and
- transfer or sell assets.

These covenants are subject to important qualifications and limitations. For more details regarding the covenants in the indenture governing the Notes, see the section "Description of the Notes" under the heading "Certain Covenants".

Future debt instruments may also impose restrictions on our operations and activities. These limitations on our operational flexibility may limit our ability to pay interest or principal on the Notes. We are also required to meet specified financial ratios under the terms of our bank credit agreement. Our ability to comply with these financial restrictions and covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates, interest rates, changes in technology and regulation and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. In an event of default, or in the event of a cross-default or cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness. If we are unable to repay amounts owed under our bank credit agreement, those lenders may be entitled to sell substantially all of our assets and the assets of our secured subsidiaries that secure our borrowings under such agreement.

We may be unable to purchase the Notes upon a change in control.

If we experience a change in control, as defined in the indenture governing the Notes, we will be required to offer to purchase the Notes in cash at a price equal to 101% of the principal amount of the notes, together with any interest we owe you. A change in control constitutes an event of default under our bank credit agreement and may trigger similar rights under our other indebtedness then outstanding. In the event of a change in control, we may not have sufficient funds to purchase all of the Notes and to repay the amounts outstanding under our bank credit agreements or other indebtedness. Further, payment of the purchase price of the Notes will be subordinated to the prior payment of our senior indebtedness.

An active trading market for the Notes may not develop and the market price for them may not reflect the value of accrued but unpaid interest.

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation

system. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. If a trading market does develop, the Notes may trade at prices that do not reflect the value of accrued but unpaid interest. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, purchasers of Notes cannot be sure that an active trading market will develop for the Notes.

Events such as those of September 11, 2001 may adversely affect our operations or the markets for our securities.

Following the September 11, 2001 terrorist attacks, there has been substantial volatility in the U.S. and international financial markets. Continued military or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events may have adverse impacts on the U.S. and world economies and may disrupt financial markets (including payment systems and clearinghouses) for extended periods of time. These armed conflicts or attacks may also directly impact our physical facilities or those of our suppliers or customers and could have an impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver products to our customers.

Political and economic instability in some regions of the world may also result and could negatively impact our business and financial condition and our expectations as described in forward-looking statements. The foregoing events may also adversely affect our ability to make timely interest and/or principal payments or meet certain other obligations with respect to the Notes.

Use of proceeds

The estimated net proceeds from this offering will be $265.0 million after deducting the underwriting commission and the estimated expenses of this offering payable by us.

The net proceeds from this offering will be used for the repayment of outstanding debt under our credit facility which as of March 15, 2002 amounted to $215.0 million, and which was primarily incurred to repurchase common shares under our previously announced share repurchase program. As of March 15, 2002, the interest rate on our credit facility was approximately 3.3%. For further description of the terms of the credit facility, see "Description of indebtedness". See also "Underwriting".

The remainder will be used for general corporate purposes which may include future acquisitions and additional common share repurchases. We continuously evaluate the potential acquisition of businesses, products and technologies, and a portion of the net proceeds may be used for such acquisitions.

We continue to negotiate various product and technology acquisitions. In particular, we are currently in negotiations with respect to two significant transactions including a product acquisition accompanied by a technology and product development arrangement. As well, we are in negotiations to acquire a minority equity position in a company accompanied by the in-licensing of multiple products for North American markets. While the details of these potential acquisitions cannot be disclosed, these products and technologies complement our strategic therapeutic focus. There can be no assurance that any or all of such product or technology acquisitions will be successfully completed.

Pending these uses, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Consolidated capitalization

The following, derived from financial information prepared in accordance with U.S. GAAP and incorporated by reference into this prospectus supplement, sets forth consolidated cash and cash equivalents and capitalization as at December 31, 2001 (A) on an actual basis; (B) as adjusted to reflect (1) open-market purchases of 5,657,100 common shares from February 14, 2002 to March 13, 2002 at an aggregate cost of $260.3 million; (2) payment to GSK of $133.0 million for the acquisition of exclusive promotion and distribution rights for Zovirax Ointment and Zovirax Cream; and (3) payment to Solvay Pharmaceuticals of $94.0 million for the acquisition of certain rights in respect of the TEVETEN® Products; and (C) as further adjusted to reflect this offering and the application of net proceeds of this offering of $265.0 million as described under "Use of proceeds".

	As at December 31, 2001		
	Actual	**As Adjusted(1)**	**As Further Adjusted(1)(2)**
	(in thousands of dollars)		
Cash and cash equivalents	$434,891	$162,600	$212,600
Debt (including current portion):			
Revolving term credit facility	$—	$215,000	$—
Adalat obligation	38,626	38,626	38,626
Notes offered hereby	—	—	275,000
Deferred compensation	7,535	7,535	7,535
Total debt	46,161	261,161	321,161
Shareholders' equity:			
Common shares(3)	1,407,507	1,356,933	1,356,933
Stock options outstanding(3)(4)	5,212	5,212	5,212
Executive stock purchase plan loans	(10,133)	(10,133)	(10,133)
Warrants(4)(5)	6,221	6,221	6,221
Deficit(4)	(280,004)	(489,721)	(489,721)
Accumulated other comprehensive loss(4)	(2,729)	(2,729)	(2,729)
Total shareholders' equity	1,126,074	865,783	865,783
Total capitalization	$1,172,235	$1,126,944	$1,186,944

(1) *Gives effect to the following:*

(a) *the open-market purchase, from February 14, 2002 to March 13, 2002, of 5,657,100 common shares for an aggregate cost of $260,291; the purchases were funded with borrowings under the bank credit facility of $215,000 and with cash on hand of $45,291;*

(b) *on October 29, 2001, we entered into an agreement to acquire the exclusive promotion and distribution rights for Zovirax Ointment and Zovirax Cream for the United States and Puerto Rico; the purchase price of $133,000 was paid with cash on hand on January 2, 2002, the effective date of the agreement; and*

(c) *on March 15, 2002, we acquired the exclusive manufacturing and marketing rights for the TEVETEN® Products for the United States and Puerto Rico; the purchase price of $94,000 was paid with cash on hand on March 15, 2002.*

(2) *Gives effect to completion of this offering for gross proceeds of $275,000 and the applications of the proceeds therefrom as described under "Use of proceeds". Net proceeds are expected to be approximately $265,000.*

(3) *The number of common shares outstanding as of December 31, 2001 was 157,496,407. This number excludes 6,252,952 common shares issuable upon the exercise of stock options outstanding under our stock option plan and 11,288,200 common shares issuable upon the exercise of warrants.*

(4) *Under Canadian GAAP, there are significant differences in the determination and classification of the amounts included in the above table. Reference should be made to the unaudited interim consolidated financial statements for the nine months ended September 30, 2001 and the audited financial statements under Canadian GAAP for the year ended December 31, 2000 which are incorporated by reference in this prospectus supplement. Financial statements for the year ended December 31, 2001 prepared in accordance with Canadian GAAP have not yet been finalized.*

(5) *As of December 31, 2001, there remained outstanding 2,822,050 warrants to purchase 11,288,200 common shares.*

Description of indebtedness

BANK CREDIT FACILITIES

General. On December 27, 2000, we entered into a $300 million credit facility agreement with a Canadian chartered bank, comprised of a revolving term facility in the principal amount of $290 million and a swingline facility of $10 million. In June 2001, the credit facility was successfully syndicated and our available line of credit under the credit facility was increased to an aggregate principal amount of $400 million. Amounts borrowed under the revolving term credit facility may be used for general corporate purposes including acquisitions, as well as to refinance existing debt. The swingline facility is to be used in respect of our short term cash management requirements. All amounts available under the credit facility may be repaid and reborrowed over the 364 day term of the facility and the term of the facility may be renewed, at the discretion of the syndicated lenders, for further periods of up to 364 days for each subsequent renewal. By amendment dated November 30, 2001 the revolving period maturity date of the facility was extended to December 26, 2002, subject to term out if not renewed, as described below under "Repayment".

Interest rates. Amounts under the credit facility may be borrowed in Canadian dollars or U.S. dollars. Depending upon which currency we borrow, interest is paid either at the Canadian prime rate (for advances in Canadian funds), the U.S. base rate (for advances in U.S. funds) or at the applicable LIBOR rate (for advances in U.S. funds bearing interest at the LIBOR rate), plus an applicable margin. In each case, the applicable margin is determined by a formula calculated by reference to our debt to EBITDA ratio as defined in the credit facility.

Repayment. In the event that the credit facility matures and the syndicated lenders have not extended the term for a further period or periods of up to 364 days, we will be required immediately to repay all outstanding amounts, together with all accrued and unpaid interest and all other fees and charges payable. However, we may, at our option, elect to convert the revolving term credit facility into a non-revolving credit facility by giving notice at least 10 days prior to the expiry of the term. After so doing, we will be entitled to repay all outstanding amounts, together with any amounts owed under the swingline facility, over a two year period by making seven equal quarterly instalments, payable on the last business day of each fiscal quarter, along with a final "bullet" payment to be made on the last day of the two year repayment term.

Security. Our obligations under the credit facility are subject to various types of security in favour of the syndicated lenders, which include, without limitation, a general security agreement creating a first ranking charge on our present and future property and various securities pledge agreements. Under certain circumstances, if Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P") and Moody's Investors Service, Inc. ("Moody's") assign us an investment grade rating, the security interest granted to the syndicated lenders under the credit facility will be released. The guarantees currently given by our subsidiaries will remain in place.

Covenants and events of default. The credit facility agreement contains restrictive financial and other covenants including, without limitation: (i) restrictions on the sale of assets; (ii) restrictions on the incurrence of indebtedness and encumbrances, such as mortgages and liens; (iii) restrictions on entering into hedge agreements; and (iv) maintenance of certain financial ratios including our debt to EBITDA ratio and interest coverage ratio. In addition, the credit facility agreement provides for certain customary events of default including, without limitation, change of control of the borrower, invalidation of our security, insolvency or assignment into bankruptcy or any material adverse change. If any event of default occurs, the lenders may demand immediate repayment of all amounts due and payable, with interest, or may, in their discretion, exercise any right of recourse authorized or permitted by law for recovery of any such outstanding amount.

Description of the Notes

The following description of the terms of the Notes (referred to in the accompanying prospectus as the "debt securities") *supplements and, to the extent inconsistent with, replaces, the descriptions set forth under* "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with such description. The Notes will be issued under a supplemental indenture dated , 2002 to an indenture, dated as of , 2002 between the Company and , as trustee under the Indenture (the "Trustee") (together, the "Indenture"). The Notes are subject to the terms stated in the Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements and definitions of terms under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. A copy of the Indenture may be obtained from the Company. Certain terms used herein are defined below under "— Certain Definitions." For purposes of this summary only, the term "Company" refers only to Biovail Corporation and not to any of its Subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

The Notes will mature on , 2010. An aggregate principal amount of Notes equal to $275 million is being issued in this offering. The Company may issue additional Notes having identical terms and conditions to the Notes being issued in this offering (the "Additional Notes"), subject to compliance with the "Limitations on Indebtedness" covenant described below. Any Additional Notes will be part of the same series as the Notes being issued in this offering and will vote on all matters as one class with the Notes being issued in this offering, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this "Description of the Notes," except for the covenant described under "— Certain Covenants — Limitations on Indebtedness," references to the Notes include Additional Notes, if any.

Interest will accrue at % per annum from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest on the Notes will be payable semi-annually in arrears on and of each year, commencing , 2002, to the Persons in whose names such Notes are registered at the close of business on the or , immediately preceding such interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The Notes may be presented or surrendered for payment of principal, premium, if any, and interest and for registration of transfer or exchange, at the office or agency of the Company within the City and State of New York maintained for such purpose. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the registered holders of the Notes at their respective addresses as set forth on the Note Register. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company or Trustee may require in certain circumstances payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The provisions of the Indenture relating to payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (as described in the section entitled "Description of Debt Securities — Canadian Withholding Taxes" in the accompanying prospectus) will apply to the Notes.

SUBORDINATION OF NOTES

The payment of all Obligations on or relating to the Notes will be subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of the Company, including all Obligations with respect to the Bank Credit Agreement, whether outstanding on the Issue Date or incurred after that date.

The holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes (other than any payment or distribution of Permitted Junior Securities) in the event of any distribution to creditors of the Company:

- in a total or partial liquidation, dissolution or winding up of the Company;
- in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its assets;
- in an assignment for the benefit of creditors; or
- in any marshalling of the Company's assets and liabilities.

In addition, the Company may not make any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes or acquire any Notes for cash or assets or otherwise (other than, in either case, any payment or distribution of Permitted Junior Securities), if:

- a payment default on any Senior Debt occurs and is continuing; or
- any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of any Designated Senior Debt.

Payments on and distributions with respect to any Obligations on or with respect to the Notes may and shall be resumed:

- in the case of a payment default, upon the date on which all payment defaults are cured or waived; and
- in case of a nonpayment default, the earliest of (1) the date on which all such nonpayment defaults are cured or waived, (2) 179 days after the date on which the applicable Payment Blockage Notice is received or (3) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action or any breach of any financial covenants for a period ending after the date of delivery of the initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing will constitute a new default for this purpose.

Notwithstanding anything to the contrary, payments and distributions made from the trust established pursuant to the provisions described under "— Legal Defeasance and Covenant Defeasance" will be permitted and will not be subordinated so long as the payments into the trust were made in accordance with the requirements described under "— Legal Defeasance and Covenant Defeasance" and did not violate the subordination provisions when they were made.

The Company must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk factors — Your right to receive payment on the Notes is junior to the right of the holders of all our existing indebtedness and possibly to all of our future borrowings".

As of December 31, 2001, after giving effect to the adjustments described under "Consolidated capitalization", including this offering and the application of the net proceeds of this offering, the Company would have had no Senior Debt outstanding and $400 million of undrawn borrowings available under the Bank Credit Agreement.

OPTIONAL REDEMPTION

General. Except as provided in the next paragraph, the Notes will not be redeemable at the option of the Company prior to , 2006. On or after such date, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning of the years indicated below, in each case together with accrued and unpaid interest, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

Year	Percentage
2006	%
2007	%
2008 and thereafter	100.000%

Notwithstanding the foregoing, at any time on or before , 2005, the Company may, at its option, redeem up to a maximum of 35% (calculated after giving effect to the original issuance of Additional Notes, if any) of the original aggregate principal amount of the Notes with the net cash proceeds of one or more Equity Offerings or the net cash proceeds received upon the exercise of warrants to purchase Capital Stock (other than Redeemable Stock) of the Company at a redemption price equal to % of the principal amount thereof, plus accrued and unpaid interest to the redemption date; *provided* that at least 65% of the original aggregate principal amount of Notes (calculated after giving effect to the original issuance of Additional Notes, if any) shall remain outstanding immediately after the occurrence of any such redemption; and *provided, further*, that each such redemption shall occur within 90 days of the closing of such Equity Offering.

If fewer than all the Notes are redeemed, selection for redemption will be made by the Trustee in accordance with the rules of the principal stock exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by any other means which the Trustee determines to be fair and appropriate.

The Notes will not have the benefit of any sinking fund.

Redemption for Changes in Canadian Withholding Tax. The provisions of the Indenture with respect to redemption related to certain changes in Canadian taxation which are announced or become effective on or after the date of this prospectus supplement (as described in the section entitled "Description of Debt Securities — Tax Redemption" in the accompanying prospectus) will apply to the Notes.

CHANGE OF CONTROL

Upon the occurrence of a Change of Control, each holder will have the right to require the Company to repurchase all of such holder's Notes in whole or in part (equal to $1,000 or an integral multiple thereof) (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined below) on the terms described below.

Within 30 days following any Change of Control, the Company or the Trustee (at the expense of the Company) will mail a notice to each holder and to the Trustee stating, among other things:

(i) that a Change of Control has occurred and a Change of Control Offer is being made as provided for in the Indenture, and that, although holders are not required to tender their Notes, all Notes that are timely tendered will be accepted for payment;

(ii) the Change of Control Purchase Price and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed (the "Change of Control Payment Date");

(iii) that any Note accepted for payment pursuant to the Change of Control Offer (and duly paid for on the Change of Control Payment Date) will cease to accrue interest after the Change of Control Payment Date; and

(iv) the instructions and any other information necessary to enable holders to tender their Notes and have such Notes purchased pursuant to the Change of Control Offer.

The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that the Change of Control Offer is triggered under the circumstances described herein.

The existence of the holders' rights to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. The source of funds for the repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings or sales of assets. There can be no assurance that the Company will have sufficient funds at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The Bank Credit Agreement and any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Notes timely tendered pursuant to such offer or at a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Indebtedness or to repay such Indebtedness), an Event of Default would occur under the Indenture.

One of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company or its Subsidiaries were to engage in a transaction in which it or they disposed of less than all of the assets of the Company or the Company and its Subsidiaries taken as a whole, as applicable, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. The provisions of the Indenture may not afford holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect holders because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to require the Company to make a Change of Control Offer. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

CERTAIN COVENANTS

Fall-Away Provisions. During any period of time that (a) the Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the Indenture, the Company and the Restricted Subsidiaries will not be subject to the provisions of the Indenture described under:

- "— Change of Control",
- "— Limitation on Restricted Payments" (except to the extent applicable under the definition of Unrestricted Subsidiary),
- "— Limitation on Indebtedness",
- "— Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries",
- "— Limitation on Asset Sales",
- "— Limitation on Issuances of Capital Stock of Restricted Subsidiaries",
- "— Limitation on Transactions with Affiliates",
- "— Limitation on Line on Business", and
- clause (iii) of the first paragraph of "— Consolidation Merger, Conveyance, Lease or Transfer".

If the Company and the Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence (a "Fall-Away Period") and, subsequently, one, or both, of the Rating Agencies

withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of the Company and the Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the date of the Indenture. Notwithstanding the foregoing, the continued existence of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in the Indenture or cause a Default or Event of Default thereunder; *provided* that (1) the Company and the Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of a ratings withdrawal or downgrade below an Investment Grade Rating and (2) the Company and the Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade.

Limitation on Restricted Payments. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(i) declare or pay any dividend on, or make any distribution to holders of, any shares of its Capital Stock (other than (x) dividends or distributions payable solely in shares of Capital Stock (other than Redeemable Stock) of the Company or in options, warrants or other rights to acquire such shares of Capital Stock (other than Redeemable Stock), (y) dividends or distributions payable to other holders of Capital Stock of a Restricted Subsidiary, *provided* that at least a pro rata amount is paid to the Company and/or a Restricted Subsidiary or (z) dividends and distributions payable to the Company or any Restricted Subsidiary);

(ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock of the Company;

(iii) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity of any principal payment or any sinking fund payment, any Subordinated Indebtedness of the Company; or

(iv) make any Restricted Investment in any Person;

(such payments or other actions described in (but not excluded from) clauses (i) through (iv) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment,

(a) no Default or Event of Default shall have occurred and be continuing;

(b) the Company could incur at least $1.00 of additional Indebtedness under the test described under "— Limitation on Indebtedness"; and

(c) the aggregate amount of all Restricted Payments declared or made on or after October 1, 2001 by the Company or any Restricted Subsidiary shall not exceed the sum of:

 (i) 50% (or if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the aggregate Consolidated Net Income accrued during the period beginning on October 1, 2001 and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment; plus

 (ii) an amount equal to the aggregate net cash proceeds received by the Company, subsequent to October 1, 2001, from the issuance or sale (other than to a Subsidiary) of shares of its Capital Stock (excluding Redeemable Stock, but including Capital Stock issued upon the exercise of options,

warrants or rights to purchase Capital Stock (other than Redeemable Stock) of the Company) or warrants, options or rights to purchase shares of Capital Stock (other than Redeemable Stock) and Indebtedness of the Company which has been converted into, exchanged for or satisfied by the issuance of shares of Capital Stock (other than Redeemable Stock and other than by or from a Subsidiary) of the Company and the aggregate net cash proceeds received by the Company at the time of any such conversion or exchange, subsequent to the Issue Date; plus

(iii) 100% of the net reduction in Restricted Investments, subsequent to October 1, 2001, in any Person, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of property (but only to the extent such interest, dividends, repayments or other transfers of property are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Person the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Person and in each such case which was treated as a Restricted Payment.

The foregoing provisions will not prevent:

(i) the payment of any dividend on Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the Indenture;

(ii) any repurchase or redemption of Capital Stock or Subordinated Indebtedness of the Company or a Restricted Subsidiary made by (x) exchange for Capital Stock (other than Redeemable Stock) of the Company or (y) out of the net cash proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of Capital Stock (other than Redeemable Stock) of the Company;

(iii) so long as no Default or Event of Default shall have occurred and be continuing or should occur as a consequence thereof, any repurchase or redemption of Subordinated Indebtedness solely in exchange for, or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary) of, new Subordinated Indebtedness of the Company so long as such Subordinated Indebtedness:

(a) is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed, and

(b) has an Average Life at the time incurred that is equal to or greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed;

(iv) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase of common shares of the Company (other than, with respect to repurchases not made over a stock exchange, common shares held by any Affiliate, officers or directors of the Company or any Restricted Subsidiary); *provided* that such repurchases do not exceed $100 million and are completed within 12 months of the Issue Date;

(v) the repurchase of Capital Stock of the Company deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(vi) so long as no Default or Event of Default shall have occurred and be continuing, Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed $50 million subsequent to the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (c) of the immediately preceding paragraph, amounts expended pursuant to clauses (i), (ii)(y) and (vi) of this paragraph shall be included in such calculation.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness), except that the Company or a Guarantor may incur Indebtedness (including Acquired Indebtedness), and any Restricted Subsidiary that is not a Guarantor may incur Acquired Indebtedness, if, after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio for the Determination Period preceding the Transaction Date is at least 2.0 to 1.0. Notwithstanding the foregoing, the Company or any Restricted Subsidiary may incur Permitted Indebtedness. Any Indebtedness of a Person existing at the time at which such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time at which it becomes a Restricted Subsidiary.

Limitations on Layering Indebtedness. The Company will not directly or indirectly, incur or suffer to exist any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) senior to the Notes and subordinated to any other Indebtedness of the Company.

Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to create, enter into any agreement with any Person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind which by its terms restricts the ability of any Restricted Subsidiary to:

(i) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock to the Company or any other Restricted Subsidiary;

(ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

(iii) make loans or advances to the Company or any other Restricted Subsidiary;

(iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary; or

(v) guarantee any Indebtedness of the Company or any other Restricted Subsidiary,

except any encumbrance or restriction existing under or by reason of:

(a) any agreement in effect on the date of the Indenture,

(b) applicable law,

(c) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiary,

(d) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired,

(e) customary restrictions on transfers of property contained in any security agreement (including a Capital Lease Obligation) securing Indebtedness of the Company or a Restricted Subsidiary otherwise permitted under the Indenture,

(f) any encumbrance or restriction with respect to a Restricted Subsidiary of the Company entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary permitted under the "Limitation on Asset Sales" covenant,

(g) any restriction or encumbrance contained in contracts for sale of assets permitted by the Indenture in respect of the assets being sold pursuant to such contracts pending the close of such sale,

(h) any agreement for Indebtedness permitted to be incurred by the Indenture subsequent to the Issue Date provided that any such encumbrance or restriction contained in such agreement is no less favorable to the Company or any Restricted Subsidiary as determined by the Board of Directors of the Company in their reasonable and good faith judgment than those encumbrances and restrictions permitted by the foregoing clause (a) and

(i) any encumbrance or restriction under any agreement that extends, renews, refinances or replaces agreements existing on the date of the Indenture containing the encumbrances or restrictions in the foregoing clauses (a) through (h), so long as the terms and conditions of any such encumbrances or restrictions are no less favorable to the Company, any Restricted Subsidiary and the holders of the Notes as determined by the Board of Directors of the Company in their reasonable and good faith judgment than those so extended, renewed, refinanced or replaced.

Limitation on Asset Sales. The Company will not engage in, and will not permit any Restricted Subsidiary to engage in, any Asset Sale unless:

(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration for such Asset Sale at least equal to the Fair Market Value as evidenced by a Board Resolution set forth in an Officers' Certificate delivered to the Trustee of assets or Capital Stock sold or issued or otherwise disposed of and

(ii) at least 75% of such consideration consists of cash or Cash Equivalents (or the assumption of Indebtedness of the Company or such Restricted Subsidiary relating to the Capital Stock or property or asset that was the subject of such Asset Sale and the unconditional release of the Company or such Restricted Subsidiary from such Indebtedness).

The Company or such Restricted Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale:

(x) to the acquisition of one or more Replacement Assets, or

(y) to repurchase or repay Senior Debt (with a permanent reduction of availability in the case of revolving credit borrowings);

provided that a binding commitment to make such acquisition or such repurchase or repayment shall be made within 365 days after the consummation of the relevant Asset Sale.

Any Net Available Proceeds from any Asset Sale made after the Issue Date that are not bindingly committed to so acquire Replacement Assets or to repurchase or repay Senior Debt within 365 days after consummation of the relevant Asset Sale constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25 million, the Company shall within 25 days thereafter make a pro rata offer (an "Asset Sale Offer") to purchase from all holders of Notes an aggregate principal amount of Notes equal to the Excess Proceeds, at a price in cash (the "Asset Sale Offer Purchase Price") equal to 100% of the outstanding principal thereof plus accrued and unpaid interest to the purchase date, in accordance with the procedures set forth in the Indenture.

To the extent that the aggregate purchase price of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company or any Restricted Subsidiary may use such deficiency for general corporate purposes. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that an Asset Sale Offer is required under the circumstances described herein.

Limitation on Issuances of Capital Stock of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, to issue any Capital Stock of a Restricted Subsidiary except:

(A) to the Company or a Wholly Owned Restricted Subsidiary,

(B) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law, or

(C) if, immediately after giving effect to such issuance, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance would have been permitted to be made under covenant contained in "— Limitations on Restricted Payments", if made on the date of such issuance.

Limitation on Issuances of Guarantees by Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company other than Indebtedness or reimbursement obligations of the Company of the type permitted by clause (ii) of the definition of "Permitted Indebtedness" ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim, or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; *provided* that this paragraph shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) Senior Debt, then the Subsidiary Guarantee shall be subordinated to the guarantee of such Guaranteed Indebtedness to the same extent as the Notes are subordinated to Senior Debt; (B) *pari passu* with the Notes, then the guarantee of such Guaranteed Indebtedness shall be *pari passu* with, or subordinated to, the Subsidiary Guarantee or (C) Subordinated Indebtedness, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person that is not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee, *provided* that, with respect to clause (ii), such Restricted Subsidiary has no Indebtedness other than Indebtedness permitted to be incurred by a Restricted Subsidiary that is not a Guarantor.

Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, affirm, incur, assume or suffer to exist any Liens of any kind other than Permitted Liens on or with respect to any property or assets of the Company or such Restricted Subsidiary or any interest therein or any income or profits therefrom, whether owned at the Issue Date or thereafter acquired, in each case to secure

Indebtedness that is not Senior Debt without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the Indebtedness so secured for so long as such obligations are so secured.

Limitations on Transactions with Affiliates. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any guarantee or the rendering of any service) with any Affiliate of the Company unless:

(i) such transaction or series of related transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and

(ii) (a) with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $10 million, the Company delivers an Officers' Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and that such transaction or series of related transactions have been approved by the Board of Directors of the Company (including a majority of disinterested directors); or

(b) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $50 million, the Company will obtain a written opinion from a nationally recognized investment banking or accounting firm or, if an investment banking or public accounting firm is generally not qualified to give such an opinion, by a nationally recognized appraisal firm certifying that such transaction or series of related transactions is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view;

provided, that this covenant will not restrict:

(1) any transaction or series of related transactions among the Company and Restricted Subsidiaries or among Restricted Subsidiaries;

(2) reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees, agents or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors;

(3) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to Company or its Restricted Subsidiaries, as the case may be, than the original agreement as in effect on the Issue Date;

(4) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans of the Company approved by the Board of Directors in good faith;

(5) loans advanced to employees and officers of the Company and its Restricted Subsidiaries not in excess of $20 million at any time outstanding; and/or

(6) the making of any Restricted Payment otherwise permitted by the Indenture.

Limitations on Line of Business. The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will directly or indirectly engage to any material extent in any line or lines of business activity that is not the same, similar, reasonably related or complementary to any line of business that the Company or its Restricted Subsidiaries is engaged on the Issue Date.

CONSOLIDATION, MERGER, CONVEYANCE, LEASE OR TRANSFER

The Company may not, in any transaction or series of transactions, amalgamate or consolidate with or merge with or into any other Person, or permit any other Person to amalgamate or consolidate with or merge with or into the Company, or directly or indirectly sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the property and assets to any Person, unless:

(i) either:

(a) the Company shall be the continuing corporation or

(b) the corporation (if other than the Company) formed by such amalgamation, consolidation or into which the Company is merged, or the Person to which such sale, assignment, conveyance, transfer, lease or disposition shall have been made (such corporation or Person, the "Surviving Entity"), shall be a corporation organized and validly existing under the federal laws of Canada or any province or territory thereof or the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture in a form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of the Company's covenants and obligations under the Indenture;

(ii) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Event of Default or Default shall have occurred and be continuing or would result therefrom; and

(iii) except in the case of a merger or amalgamation of the Company with or into a Wholly Owned Restricted Subsidiary, immediately after giving effect to any such transaction or series of transactions on a pro forma basis as if such transaction or series of transactions had occurred on the first day of the Determination Period (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Company (or the Surviving Entity if the Company is not continuing) would be permitted to incur $1.00 of additional Indebtedness pursuant to the test described under "— Certain Covenants — Limitation on Indebtedness".

In connection with any amalgamation, consolidation, merger, continuance, transfer of assets or other transactions contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, continuance, sale, assignment, conveyance or transfer and the supplemental indenture in respect thereto comply with the provisions of the Indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, the foregoing paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the Notes with the same effect as if such Surviving Entity had been named as the Company in the Indenture; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

EVENTS OF DEFAULT

Each of the following is an "Event of Default" under the Indenture:

(i) default in the payment of interest (including any Additional Amounts) on, any Note when the same becomes due and payable, and the continuance of such default for a period of 30 days (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(ii) default in the payment of the principal of, or premium, if any, on, any Note at its Maturity, whether upon optional redemption, required repurchase (including pursuant to a Change of Control Offer or an Asset Sale Offer) or otherwise or the failure to make an offer to purchase any such Note as required (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(iii) the Company fails to comply with any of its covenants or agreements contained in "— Change of Control," or "— Consolidation, Merger, Conveyance, Lease or Transfer" (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(iv) default in the performance, or breach, of the covenant contained in "— Certain Covenants — Limitation on Asset Sales," and continuance of such Default or breach for a period of 10 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount of the outstanding Notes;

(v) default in the performance, or breach, of any covenant of the Company in the Indenture (other than a covenant addressed in clause (i), (ii), (iii) or (iv) above) and continuance of such Default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount of the outstanding Notes;

(vi) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture), which default (a) is caused by a failure to pay principal of or premium, if any, on such Indebtedness after the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more;

(vii) the entry by a court of competent jurisdiction of one or more final judgments which are non-appealable against the Company or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount in excess of $50 million which is not discharged, waived, stayed, bonded or satisfied for a period of 60 consecutive days; or

(viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

If any Event of Default (other than an Event of Default specified in clause (viii) above) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% of the outstanding aggregate principal amount of the Notes, may declare the principal, premium, if any, and any accrued and unpaid interest on all such Notes then outstanding to be immediately due and payable by a notice in writing to the Company (and to the Trustee if given by holders of such Notes), and upon any such declaration all amounts payable in respect of the Notes will become and be immediately due and payable. If an Event of Default specified in clause (viii) above occurs, the principal, premium, if any, and any accrued and unpaid interest on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of such Notes. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences.

The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all such Notes waive any existing Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, on or the principal of, such Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to such Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days after becoming aware of any Default or Event of Default, to deliver to the Trustee a statement describing such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

AMENDMENT, SUPPLEMENT AND WAIVER

The Company and the Trustee may, at any time and from time to time, without notice to or consent of any holder, enter into one or more indentures supplemental to the Indenture:

(i) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants and obligations of the Company under the Indenture and contained in the Notes,

(ii) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company by the Indenture,

(iii) to add any additional Events of Default,

(iv) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee,

(v) to secure the Notes, or

(vi) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the Indenture,

provided that such actions will not adversely affect the interests of the holders in any material respect.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders; *provided* that no such supplemental indenture will, without the consent of the holder of each outstanding Note affected thereby:

(i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof (or premium, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof,

(ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture, or certain Defaults thereunder,

(iii) modify the obligations of the Company to make offers to purchase Notes after the occurrence of an event which constitutes a Change of Control or from the proceeds of Asset Sales,

(iv) modify or change any provisions of the Indenture or the related definitions affecting the subordination of the Notes in a manner that adversely affects the Holders,

(v) make any change that would adversely affect the rights of the holders to receive Additional Amounts, or

(vi) modify any of the provisions of this paragraph (except to increase any percentage set forth herein).

The holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes may on behalf of the holders of all the Notes waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default:

(i) in the payment of the principal of (or premium, if any) or interest on any Note, or

(ii) in respect of a covenant or provision thereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of any holder of Senior Debt under the subordination provisions of the Indenture, without the consent of such holder.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

No director, officer, employee, incorporator or shareholder of the Company shall have any liability for any obligations of the Company under the Notes or the Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and

releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under U.S. federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Company may, at its option and at any time, elect to have all obligations of the Company discharged with respect to the outstanding Notes ("Legal Defeasance") except for:

(i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, interest on such Notes when such payments are due solely from the trust referred to below,

(ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and

(iv) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and other insolvency events) described under "— Events of Default" will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, or Government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be;

(ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

  (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

  (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) the Company shall deliver to the Trustee an opinion of counsel in Canada reasonably acceptable to the Trustee confirming that under the federal laws of Canada the Company will not be required following the Legal Defeasance or Covenant Defeasance, as the case may be, to withhold tax from interest paid or credited by it on the principal of a Note to any non-resident of Canada with whom it is dealing at arm's length;

(v) no Default or an Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(vi) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, in the case of Officers' Certificate, stating that all conditions precedent provided for in clauses (i) and (ii) or (iii), as applicable, and (iv)-(vii) have been complied with, and, in the case of the opinion of counsel, that the conditions precedent provided for in clauses (ii) or (iii), as applicable, and (iv) and (vi) have been complied with.

SATISFACTION AND DISCHARGE OF THE INDENTURE

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes) when:

(i) either:

(A) all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid and Notes for whose payment money has been deposited with the Trustee, in trust, or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or

(B) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of

(premium, if any, on) and interest on the Notes to the date of deposit or Maturity or date of redemption;

(ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any other instrument to which the Company is a party or by which the Company is bound;

(iii) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and

(iv) the Company has delivered an Officers' Certificate and an opinion of counsel relating to compliance with certain conditions set forth in the Indenture.

THE TRUSTEE

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; *provided* that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

ADDITIONAL INFORMATION

Anyone who receives this prospectus supplement may obtain a copy of the Indenture without charge by writing to the Company at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9.

GOVERNING LAW

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO JURISDICTION AND SERVICE

The Indenture will provide that the Company will irrevocably appoint CT Corporation System, as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes and for actions brought under federal or state securities laws in any Federal or state court located in the Borough of Manhattan, in The City of New York, and submit to such non-exclusive jurisdiction.

FORM, DENOMINATION AND REGISTRATION

The Notes will be issued:

- in fully registered form;
- without interest coupons; and
- in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, book-entry form

Notes will be evidenced by one or more Global Notes. We will deposit the Global Note or Notes with DTC and register the Global Notes in the name of Cede & Co. as DTC's nominee. Except as set forth under "Description of Debt Securities" in the accompanying prospectus, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Purchasers of Notes may hold their interests in a Global Note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

Purchasers of Notes who are not participants may beneficially own interests in a Global Note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Note, Cede & Co. for all purposes will be considered the sole holder of such Global Note. Except as provided below, owners of beneficial interests in a Global Note will:

- not be entitled to have certificates registered in their names;
- not receive physical delivery of certificates in definitive registered form; and
- not be considered holders of the Global Note.

The Company will pay interest on and the redemption price of a Global Note to Cede & Co., as the registered owner of the Global Note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither the Company, the Trustee nor any paying agent will be responsible or liable:

- for the records relating to, or payments made on account of, beneficial ownership interests in a Global Note; or
- for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

The Company has been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a Global Note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal

amount represented by a Global Note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither the Company, the Trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including the presentation of Notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the Global Note are credited, and only in respect of the principal amount of the Notes represented by the Global Note as to which the participant or participants has or have given such direction.

DTC has advised the Company that it is:

- a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;
- a "clearing corporation" within the meaning of the Uniform Commercial Code; and
- a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a Global Note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, the Company will issue Notes in certificated form in exchange for Global Notes.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

"*Acquired Indebtedness*" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such other Person merging with or into or becoming a Subsidiary of such specified Person.

"*Affiliate*" of any specified Person means another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"*Asset Sale*" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation or by means of a Sale and Lease-Back Transaction) by the Company or any Restricted Subsidiary to any Person other than the Company or a Restricted Subsidiary, in one transaction, or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary or (ii) any other property or assets of the Company or any Restricted Subsidiary outside the ordinary course of business (excluding the sale, conveyance, transfer, lease or other disposition of redundant and obsolete property or assets), other than:

(a) a Permitted Investment or permitted Restricted Payment under "— Certain Covenants — Limitation on Restricted Payments," or

(b) a consolidation, merger, continuance or the disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, in compliance with the provision of the Indenture described in "— Consolidation, Merger, Conveyance, Lease or Transfer" or any disposition that constituted a Change Control, or

(c) a simultaneous exchange by the Company or any Restricted Subsidiary of property or assets for Replacement Assets, *provided* that such transaction is approved by the Board of Directors, or

(d) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $10 million (*provided* that the Company or such Restricted Subsidiary received consideration equal to the Fair Market Value of any such property or assets so sold, conveyed, assigned, transferred, leased or otherwise disposed of).

For the avoidance of doubt, the licensing of a product, product right and/or technology of the Company or a Restricted Subsidiary to a Person shall not be deemed an Asset Sale.

"*Attributable Indebtedness*" in respect of a Sale and Lease-Back Transaction means, at any date of determination, the present value (discounted at the interest rate implicit in the lease determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty of not more than $1 million) included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

"*Average Life*" means, as of any date, with respect to any debt security, the quotient obtained by dividing:

(i) the sum of the products of:

    (x) the number of years from such date to the date of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such debt security multiplied in each case by

    (y) the amount of such principal payment; by

(ii) the sum of all such principal payments.

"*Bank Credit Agreement*" means, the Credit Agreement, dated as of December 27, 2000, among the Company, the Guarantors named therein, Biovail SA, the Lenders named therein, The Bank of Nova Scotia, as Lead Arranger, Bookmanager and Administrative Agent, as amended by the First Amending Agreement, dated as of June 22, 2001, among the Company, the Guarantors named therein, Biovail SA, the Lenders named therein and The Bank of Nova Scotia as Agent, and as further amended by the Second Amending Agreement, dated as of November 30, 2001, among the Company, the Guarantors named therein, Biovail SA, the Lenders named therein and The Bank of Nova Scotia, as Agent.

"*Board of Directors*" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

"*Board Resolution*" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"*Capital Lease Obligation*" means, at any time as to any Person with respect to any property leased by such Person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such Person prepared in accordance with GAAP.

"*Capital Stock*" in any Person means any and all shares, interests, partnership interests, participations or other equivalents however designated in the equity interest in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire any equity interest in such Person.

"*Cash Equivalents*" means:

(i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's");

(iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

(iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

(v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and

(vi) investments in money market funds which invest exclusively in securities of the types described in clauses (i) through (v) above.

"*Change of Control*" means:

(i) a determination by the Company that any Person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of the Company other than Permitted Holders;

(ii) the Company is merged with or into or amalgamated or consolidated with another corporation and, immediately after giving effect to the merger, amalgamation or consolidation, less than 50% of the outstanding Voting Stock of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by:

(x) the stockholders of the Company immediately prior to such merger, amalgamation or consolidation, or

(y) if the record date has been set to determine the stockholders of the Company entitled to vote on such merger, amalgamation or consolidation, the stockholders of the Company as of such a record date;

(iii) the sale, lease, transfer, conveyance or other distribution (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, including Capital Stock of the Subsidiaries, to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act;

(iv) the adoption of a plan relating to the liquidation or dissolution of the Company (which, for the avoidance of doubt, shall not include, the adoption of any plan relating to an internal restructuring of the Company or a change in the jurisdiction of organization of the Company); or

(v) the first day on which a majority of the individuals who constitute the Board of Directors of the Company are not Continuing Directors.

"*Commission*" means the United States Securities and Exchange Commission.

"*Consolidated EBITDA*" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus to the extent reflected in the income statement of such Person for such period from which Consolidated Net Income is determined, without duplication:

(i) Consolidated Interest Expense,

(ii) income tax expense,

(iii) depreciation expense,

(iv) amortization expense,

(v) any premium paid with respect to the early repayment of Indebtedness, and

(vi) any other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash charge that was paid in a prior period); and

minus, to the extent reflected in such income statement, any non-cash credits that had the effect of increasing Consolidated Net Income of such Person for such period, in each case on a consolidated basis and determined in accordance with GAAP.

"*Consolidated Fixed Charge Coverage Ratio*" means with respect to any Person, the ratio of the aggregate Consolidated EBITDA of such Person during the four full fiscal quarters (the "Determination Period") for which financial information is available prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to the aggregate Consolidated Interest Expense of such Person for the Determination Period. In the event that the referent Person or any of its Restricted Subsidiaries incurs, assumes or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the Determination Period but prior to the Transaction Date, then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, and the application of the proceeds thereof, as if the same had occurred at the beginning of the Determination Period. In addition, for purposes of making the computation referred to above:

(i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers, amalgamations or consolidations and including any related financing transactions, during the Determination Period or subsequent to such reference period and on or prior to the Transaction Date shall be deemed to have occurred on the first day of the Determination Period, and Consolidated EBITDA for such reference period shall be calculated without giving effect to clause (v) of the proviso set forth in the definition of Consolidated Net Income,

(ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Transaction Date, shall be excluded, and

(iii) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Transaction Date, shall be excluded but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be the obligations of the referent Person or any of its Restricted Subsidiaries after the Transaction Date.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate effect on the Transaction Date had been the applicable rate for the entire period (taking into account any Interest Swap Obligations applicable to such Indebtedness). For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, such pro forma calculations shall be determined in accordance with Regulation S-X under the U.S. Securities Act of 1933, as amended.

"*Consolidated Interest Expense*" means, with respect to any Person for any period, without duplication the sum of:

(i) the aggregate amount of cash and non-cash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness paid or accrued, or scheduled to be paid or accrued, during such period (including, without limitation, (a) any amortization of debt discount, (b) net costs associated with Interest Swap Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation calculated in accordance with the effective interest method, (d) all accrued interest, (e) amortization of debt issuance costs and (f) all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person);

(ii) cash and non-cash dividends (other than dividends payable in Capital Stock of the Company that is not Redeemable Stock) paid or accrued on Preferred Stock or Redeemable Stock of such Person (and Preferred

Stock or Redeemable Stock of its Restricted Subsidiaries if paid to a Person other than such Person or any Wholly Owned Restricted Subsidiaries);

(iii) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; and

(iv) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation).

"*Consolidated Net Income*" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, *provided* that there shall be excluded therefrom, without duplication:

(i) any net income of any Unrestricted Subsidiary, except that the Company's or any Restricted Subsidiary's interest in the net income of such Unrestricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Unrestricted Subsidiary during such period to the Company or any of its Restricted Subsidiaries as a dividend or other distribution,

(ii) gains and losses, net of taxes, from Asset Sales or reserves relating thereto,

(iii) the net income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting which shall be included only to the extent of the amount of dividends or distributions paid in cash to such Person or its Restricted Subsidiaries,

(iv) any extraordinary or nonrecurring gain or loss and any expense or charge in connection with acquired in-process research and development, and

(v) the net income (but not net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the time permitted, directly or indirectly, by any means or by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, law, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders.

Notwithstanding the foregoing, for the purpose of the covenant "— Limitation on Restricted Payments," there shall be added back to Consolidated Net Income the Consolidated Net Income excluded pursuant to clause (iv) above and attributable to payments received by the Company or any Restricted Subsidiary in respect of any judgment on, or settlement of, lawsuits pending on the Issue Date, *provided* that any such settlement agreement or any other agreements entered into in connection therewith (collectively, the "Settlement Agreement") does not restrict the Company's or any Restricted Subsidiary's ability to market or license its products or receive royalty payments in respect thereof. In determining the amount to be added back pursuant to the preceding sentence, such Consolidated Net Income shall be reduced by (1) the aggregate amount of any payments made by the Company or any Restricted Subsidiary directly or indirectly in connection with such Settlement Agreement, and (2) the net present value (discounted at the rate of interest paid on 10 year U.S. Government Obligations) as determined by the Board of Directors in good faith and evidenced by a Board Resolution of any future payments to be made by the Company or any Restricted Subsidiary directly or indirectly in connection with such Settlement Agreement by way of royalty payments or otherwise and (3) the net present value (discounted at the rate of interest paid on 10 year U.S. Government Obligations) as determined by the Board of Directors in good faith and evidenced by a Board Resolution of any reduction as a result of such Settlement Agreement in the amount of

future payments which would otherwise be received by way of royalty payments or otherwise by the Company or any Restricted Subsidiary in the absence of such Settlement Agreement.

"*Continuing Director*" means an individual who:

(i) is a member of the Board of Directors of the Company, and

(ii) either:

(A) was a member of the Board of Directors of the Company on the date of the Indenture, or

(B) whose nomination for election or election to the Board of Directors of the Company was approved by vote of a majority of the Continuing Directors who were members of such board at the time of such election or nomination.

"*Currency Hedge Obligations*" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its Restricted Subsidiaries' exposure to fluctuations in foreign currency exchange rates.

"*Default*" means any event, act or condition the occurrence of which is, or after notice or the passage time or both would be, an Event of Default.

"*Designated Senior Debt*" means (1) Senior Debt Indebtedness under or in respect of the Bank Credit Agreement and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt."

"*Determination Period*" has the meaning specified within the definition of "Consolidated Fixed Charge Coverage Ratio."

"*Equity Offering*" means any public offering or private placement of Capital Stock (other than Redeemable Stock) of the Company after the Issue Date.

"*Fair Market Value*" means, with respect to any asset or property, the price which could be negotiated in an arm's-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution.

"*GAAP*" means generally accepted accounting principles in effect in the United States which are in effect on the date of the Indenture.

"*Government Obligations*" means securities that are:

(i) direct obligations of the United States of America or Canada for the payment of which its full faith and credit is pledged;

(ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or Canada the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or Canada, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or

(iii) depository receipts issued by a bank or trust company as custodian with respect to any such Government or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation evidenced by such depository receipt.

"*Guarantor*" means each Restricted Subsidiary of the Company that hereafter enters into a Subsidiary Guarantee in accordance with the covenant described under "— Certain Covenants — Limitation on Issuances of Guarantees by Restricted Subsidiaries"; *provided* that such Subsidiary Guarantee shall be in effect.

"*incur*" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person, including an incurrence of Acquired Indebtedness (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing).

"*Indebtedness*" as applied to any Person means, at any time, without duplication, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent:

(i) any obligation of such Person for borrowed money;

(ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of property, assets or businesses, excluding accounts payable made in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings;

(iii) any obligation of such Person for all or any part of the purchase price of property or for the cost of property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable incurred in respect of property and services purchased in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings;

(iv) any obligation of such Person upon which interest charges are customarily paid, other than accounts payable incurred in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings;

(v) any obligation of such Person under conditional sale or other title retention agreements relating to purchased property;

(vi) any obligation of such Person issued or assumed as the deferred purchase price of property, other than accounts payable incurred in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings;

(vii) any Capital Lease Obligation or Attributable Indebtedness pursuant to any Sale and Lease-Back Transaction of such Person;

(viii) any obligation of any other Person of the type referred to in clauses (i) through (vii) which are secured by any Lien on any property or asset of such first Person, the amount of such obligations being deemed to be the lesser of (1) the full amount of such obligations so secured and (2) the fair market value of such property or asset;

(ix) any obligation of such Person in respect of any letter of credit supporting any obligation of any other Person;

(x) the maximum fixed repurchase price plus accrued and unpaid dividends of any Redeemable Stock of such Person or any Preferred Stock of a Subsidiary;

(xi) the net obligation on any Interest Swap Obligation or Currency Hedge Obligation of such Person at the time of determination; and

(xii) any obligation which is in economic effect a guarantee, regardless of its characterization, other than an endorsement in the ordinary course of business, with respect to any Indebtedness of another Person, to the extent guaranteed.

For purposes of clause (x), the maximum fixed repurchase price of any Redeemable Stock or Preferred Stock of a Subsidiary that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or Preferred Stock as if such Redeemable Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based on, or measured by Fair Market Value of such Redeemable Stock or Preferred Stock, such Fair Market Value shall be determined in good faith by the Board of Directors of the issuer of such Redeemable Stock or Preferred Stock, as the case may be. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; *provided* that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

"*Interest Swap Obligation*" means the obligation pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in interest rates.

"*Investment*" means, with respect to any Person, all direct or indirect investments in other Persons in the form of loans or other extensions of credit (including a guarantee), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or purchases of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued or owned by any other Person and any other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. In determining the amount of any Investment involving a transfer of any property or assets other than cash, such property or assets shall be valued at its Fair Market Value at the time of such transfer as determined in good faith by the Board of Directors (or comparable body) of the Person making such transfer. The Company shall be deemed to make an "Investment" in the amount of the Fair Market Value of the net assets of a Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary (proportionate to the Company's equity interest in such Restricted Subsidiary). The Company shall be deemed to make an "Investment" in the amount of any Indebtedness of a Restricted Subsidiary owing to the Company or any other Restricted Subsidiary at the time such Restricted Subsidiary ceases to be a Restricted Subsidiary or such Restricted Subsidiary transfers such Indebtedness to a Person other than the Company or another Restricted Subsidiary. "Investments" shall exclude extensions of trade credit incurred on commercially reasonable terms and

in the ordinary course of business. For the avoidance of doubt, the acquisition of rights in products, product rights or technology directly through a license or technology sharing or access agreement shall not constitute an Investment.

"*Investment Grade*" means (i) BBB – or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody's (or its equivalent under any successor Rating Categories of Moody's), or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody's.

"*Issue Date*" means the date on which the Notes are first authenticated and delivered under the Indenture.

"*Lien*" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"*Maturity*" means the date on which the principal of a Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity or the Change of Control Payment Date or purchase date established pursuant to the terms of the Indenture for an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

"*Net Available Proceeds*" means, as to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of:

(i) all legal and title expenses, commissions and other fees and expenses incurred, and all federal, state, foreign, recording and local taxes payable as a consequence of such Asset Sale,

(ii) all payments made on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale; and

(iii) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and, as for any Asset Sale by a Subsidiary, net of the equity interest in such proceeds of any holder of Capital Stock of such Subsidiary (other than the Company, any other Subsidiary or any Affiliate of the Company or any such other Subsidiary).

"*Obligation*" means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

"*Officers' Certificate*" means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer or a Vice President, and by the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company and delivered to the Trustee, which shall comply with the Indenture.

"*Permitted Holders*" means Eugene Melnyk and any of his Affiliates.

"*Permitted Indebtedness*" means:

(i) Indebtedness of the Company under the Notes issued on the Issue Date;

(ii) Indebtedness and reimbursement obligations of the Company and the Restricted Subsidiaries under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions or other lenders including, without limitation, the Bank Credit Agreement, as such may be amended, modified, revised, extended, replaced, or refunded from time to time in an aggregate principal amount at any one time outstanding not to exceed $400 million;

(iii) Indebtedness of the Company under Interest Swap Obligations or Currency Hedge Obligations, *provided* that such agreements are designed to protect the Company against, or manage exposure to, fluctuations in interest rates and currency exchange rates, respectively, and that such agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(iv) Indebtedness of the Company and the Restricted Subsidiaries (other than under any bank credit facility outstanding on the Issue Date) outstanding on the Issue Date;

(v) Indebtedness of the Company and the Restricted Subsidiaries in respect of performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of the Company or any Restricted Subsidiary, in each case, in the ordinary course of business and other than for an obligation for money borrowed;

(vi) Indebtedness of the Company owing to any Restricted Subsidiary (but only so long as such Indebtedness is held by such Restricted Subsidiary), *provided* that any Indebtedness of the Company owing to any such Restricted Subsidiary is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes, unless the subordination of such Indebtedness shall have material adverse tax consequences to the Company or such Restricted Subsidiary, and *provided, further,* that any transaction pursuant to which any Restricted Subsidiary to which such Indebtedness is owed ceases to be a Restricted Subsidiary will be deemed to be an incurrence of Indebtedness that is not permitted by this clause (vi);

(vii) Indebtedness of any Restricted Subsidiary to the Company or to any other Restricted Subsidiary, *provided* that any event which results in any transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed to constitute an incurrence of such Indebtedness not permitted by this clause (vii);

(viii) Permitted Refinancing Indebtedness;

(ix) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company or any of its Restricted Subsidiaries, other than guarantees of indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; *provided* that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(x) Guarantees of any Restricted Subsidiary of Indebtedness of the Company entered into in accordance with the covenant described in "— Certain Covenants — Limitation on Issuances of Guarantees by Restricted Subsidiaries"; and

(xi) Purchase Money Obligations and Capital Lease Obligations incurred in the ordinary course of business by the Company or any Restricted Subsidiary in an aggregate principal amount at any one time outstanding not to exceed $200 million; and.

(xii) other Indebtedness of the Company in an aggregate principal amount not to exceed $50 million at any one time outstanding.

So as to avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees permitted to be incurred pursuant to the Indenture of, or obligations permitted to be incurred pursuant to the Indenture in respect of letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.

"*Permitted Investments*" means:

(i) Investments in Cash Equivalents;

(ii) advances and loans to officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business and for bona fide business purposes in an amount not exceeding $20 million any one time outstanding;

(iii) Investments represented by that portion of the proceeds from Asset Sales that is not required to be cash or Cash Equivalents by the covenant described in "— Certain Covenants — Limitation on Asset Sales";

(iv) Investments in the Company or in any Restricted Subsidiary;

(v) Investments by the Company or any Restricted Subsidiary in another Person if, as a result of such Investment,

(a) such other Person becomes a Restricted Subsidiary or

(b) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

(vi) Investments in the form of intercompany Indebtedness to the extent permitted under clauses (vi) and (vii) of the definition of "Permitted Indebtedness";

(vii) Interest Swap Obligations and Currency Hedge Obligations, *provided* that such Interest Swap Obligations and Currency Hedge Obligations constitute Permitted Indebtedness permitted by clause (iii) of the definition thereof;

(viii) Investments of the Company or any Restricted Subsidiary in effect on the Issue Date;

(ix) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(x) Investments by the Company or any Restricted Subsidiary in companies, products or technologies which would not be prohibited under the covenant described under "— Limitation on Line of Business" having an

aggregate fair market value, taken together with all other Investments made pursuant to this clause (x) that are at that time outstanding, not to exceed 10% of Total Assets at the time of such Investment (with the fair market value of each such Investment being measured at the time made and without giving effect to subsequent change in value);

(xi) Investments in the Capital Stock of a Person in exchange for assets of the Company or any Restricted Subsidiary sold to such Person having an aggregate fair market value at the time of such transaction, taken together with all other Investments made pursuant to this clause (xi) that are at that time outstanding, not to exceed $50 million;

(xii) Investments the payment for which consists exclusively of Capital Stock (other than Redeemable Stock) of the Company; and

(xiii) additional Investments not to exceed $50 million at any time outstanding.

"*Permitted Junior Securities*" means:

(i) Capital Stock of the Company; or

(ii) debt securities that are subordinated to (a) all Senior Debt and (b) any debt securities issued in exchange for Senior Debt provided such subordination is to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt and under the Indenture.

"*Permitted Liens*" means:

(i) Liens in existence on the Issue Date;

(ii) Liens created for the benefit of the Notes and/or any guarantees thereof;

(iii) Liens on property of a Person existing at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary, or at the time such Person became a Restricted Subsidiary, (and not incurred as a result of, or in anticipation of, such transaction), *provided* that any such Lien relates solely to such property;

(iv) Liens on property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of such transaction), *provided* that any such Lien relates solely to such property;

(v) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (other than contracts in respect of borrowed money and other Indebtedness);

(vi) Liens imposed by law or arising by operation of law, including, without limitation, landlords', mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and Liens for master's and crew's wages and other similar maritime Liens, and incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made with respect thereof;

(vii) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and defects, irregularities and deficiencies in title to real property that do not, individually or in the aggregate,

materially affect the ability of the Company or any Restricted Subsidiary to conduct its business presently conducted and are incurred in the ordinary course of business;

(viii) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by the Company or a Restricted Subsidiary in good faith and by appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made;

(ix) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (i), (iii) and (iv) of this definition, *provided* that such Lien does not extend to any other property of the Company or any Restricted Subsidiary and the principal amount of the Indebtedness secured by such Lien is not increased;

(x) judgment liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(xi) Liens securing obligations of the Company under Interest Swap Obligations or Currency Hedge Obligations permitted to be incurred under clause (iii) of the definition of "Permitted Indebtedness" or any collateral for the Indebtedness to which such Interest Swap Obligations or Currency Hedge Obligations relate;

(xii) Liens in favor of the Company or any Restricted Subsidiary;

(xiii) Liens securing Purchase Money Obligations and Capital Lease Obligations permitted by clause (xi) of the definition of Permitted Indebtedness;

(xiv) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xv) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(xvi) Liens arising out of consignment or similar arrangements for the sale of goods in the ordinary course of business;

(xvii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries provided that such Liens do not extend to any property or assets which are not leased property subject to such leases or subleases; and

(xviii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods.

"*Permitted Refinancing Indebtedness*" means Indebtedness of the Company or any Restricted Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of the Company or any Restricted Subsidiary which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by the test under "— Certain Covenants — Limitation on

Indebtedness," and the terms of clauses (i), (iv) and (viii) of the definition of "Permitted Indebtedness," *provided* that:

(i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is *pari passu* with or subordinated in right of payment (without regard to its being secured) to the Notes, then such new Indebtedness shall be *pari passu* with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(ii) such new Indebtedness is scheduled to mature at the same time or later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(iii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

(iv) such new Indebtedness is in aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, and premium, if any, incurred by the Company or such Restricted Subsidiary in connection therewith, and *provided further* that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary.

"*Person*" means any individual, corporation, limited liability company, partnership, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

"*Preferred Stock*" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends and/or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of at least one other class of such Person.

"*Purchase Money Obligations*" of any Person means any obligations of such Person or any of its Subsidiaries to any seller or any other person incurred or assumed in connection with the purchase of real or personal property to be used in the business of such person or any of its subsidiaries within 180 days of such purchase.

"*Rating Agencies*" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

"*Rating Category*" means (i) with respect to S&P, any of the following categories (any of which may include a "+" or "−"): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories (any of which may include a 1, 2 or 3): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

"*Redeemable Stock*" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including the occurrence of an

event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise), or is redeemable at the option of the holder thereof, in whole or in part or is convertible into or exchangeable for Indebtedness of such Person or any of its Subsidiaries at any time prior to the Stated Maturity of the Notes; *provided* that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "— Certain Covenants — Limitations on Asset Sales" and "— Change of Control" described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to "— Certain Covenants — Limitation on Asset Sales" and "— Change of Control" described above.

"*Replacement Asset*" means a property or asset that, as determined by the Board of Directors of the Company as evidenced by a Board Resolution, is related or complimentary to the business of the Company as it is conducted on the Issue Date or any business which is the same, similar or related to such business.

"*Representative*" means any agent or representative in respect of any Designated Senior Debt; *provided* that if, and for so long as, any Designated Senior Debt lacks such representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

"*Restricted Investment*" means any Investment in any Person, including an Unrestricted Subsidiary, or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, other than a Permitted Investment.

"*Restricted Subsidiary*" means a Subsidiary of the Company other than an Unrestricted Subsidiary.

"*Sale and Lease-Back Transaction*" means, with respect to any Person, any direct or indirect arrangement pursuant to which property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

"*Senior Debt*" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.

Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature under, or with respect to, the Bank Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Interest Swap Obligations and Currency Hedge Obligations in respect of the Bank Credit Agreement;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, "Senior Debt" shall not include:

(1) any Indebtedness of the Company to any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Company or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Bank Credit Agreement) in connection with obtaining goods, materials or services;

(4) Indebtedness constituting the obligation to redeem or repay Redeemable Stock;

(5) any liability for taxes owed or owing by the Company;

(6) that portion of any Indebtedness incurred in violation of the "Limitation on Indebtedness" covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers' Certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

"*Stated Maturity*" means (i) with respect to any Indebtedness, the date specified in the instrument governing such Indebtedness as the fixed date on which the final installment of principal is due and payable and (ii) with respect to any scheduled installment of principal or interest on any Indebtedness, the date specified in the instrument governing such Indebtedness as the fixed date on which such installment is due and payable.

"*Subordinated Indebtedness*" means any Indebtedness of the Company that is subordinated in right of payment to the Notes.

"*Subsidiary*" means, with respect to any Person:

(i) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person,

(ii) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interest of which is owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person and

(iii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner.

"*Transaction Date*" has the meaning specified within the definition of Consolidated Fixed Charge Coverage Ratio.

"*Total Assets*" means total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet.

"*Unrestricted Subsidiary*" means (i) any Subsidiary that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as:

(i) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary,

(ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity,

(iii) any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary will not violate the provisions of the "Limitation on Restricted Payments" covenant,

(iv) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Company, and

(v) neither the Company nor any other Restricted Subsidiary has any obligation

  (a) to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary, or

  (b) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, there would be no Default or Event of Default under the Indenture and the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

"*Voting Stock*" means with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holder thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the Board of Directors or comparable body of such Person.

"*Wholly Owned*" means, with respect to any Subsidiary of any Person, ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares of Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Earnings coverage

In accordance with the requirements of the Canadian Securities Authorities, the following consolidated financial ratios have been calculated for the year ended December 31, 2000 and the twelve month period ended September 30, 2001 and give effect to the issuance of all of our long-term financial liabilities, together with those of our subsidiaries and the repayment, redemption or other retirement thereof since such date. The earnings coverage ratios and the amount of earnings and interest expense set forth below do not purport to be indicative of earnings coverage ratios for any future periods. In accordance with the requirements of the Canadian Securities Authorities, the ratios have been calculated based on amounts derived from financial information prepared in accordance with Canadian GAAP. Comparable ratios calculated based on U.S. GAAP would differ significantly. These coverage ratios, earnings and interest expense give effect to the issuance of the Notes.

	Year ended December 31, 2000	Twelve months ended September 30, 2001
Earnings coverage[(1)]		

(1) *Earnings coverage is equal to net income before interest expense and income taxes divided by interest expense on all debt.*

Based on amounts derived from financial information prepared in accordance with Canadian GAAP, our interest expense, after giving effect to the issuance of the Notes, would have amounted to approximately $ million and $ million for the year ended December 31, 2000 and the twelve month period ended September 30, 2001, respectively. Based on amounts derived from financial information prepared in accordance with Canadian GAAP, our earnings before interest expense and income tax for the year ended December 31, 2000 and the twelve month period ended September 30, 2001 would have been approximately $ million and $ million, respectively, which amounts to times and times our interest expense for these periods, after giving effect to the issuance of the Notes.

PRO FORMA EARNINGS COVERAGE

Using amounts derived from financial information prepared in accordance with Canadian GAAP, the Company's pro-forma interest expense on long-term debt for the 12 months ended December 31, 2000 was $ million, after giving effect to the issuance of the Notes and assuming Intelligent Polymers Limited, the Cardizem® family of products and DJ Pharma were acquired on January 1, 2000. Using amounts derived from financial information prepared in accordance with Canadian GAAP, the pro forma earnings before interest expense and income tax, available for the payment of interest, were $ million, or approximately times the pro forma interest requirements of the Company for this period after giving effect to the issuance of the Notes and assuming Intelligent Polymers Limited, the Cardizem® family of products and DJ Pharma were acquired on January 1, 2000.

Credit ratings

The Notes have been assigned a rating of by S&P and by Moody's (each a "Rating Agency"). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.

The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. We understand that the ratings are based on, among other things, information furnished to the rating agencies by us and obtained from public sources. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

Taxation

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott, our Canadian counsel, and Osler, Hoskin & Harcourt LLP, Canadian counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Notes (a "Holder") who acquire the Notes under this offering, deals at arm's length with us and holds the Notes as capital property. The Notes will generally be considered to be capital property to a holder unless the holder holds the Notes in the course of carrying on a business or the holder has acquired the Notes in a transaction considered to be an adventure in the nature of trade.

This summary is not applicable to a holder of Notes that is a "financial institution" for purposes of the mark-to-market rules.

This summary is based on the current provisions of the Income Tax Act (Canada) (the "Canadian Tax Act") and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Canadian Tax Act or the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax considerations.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Prospective purchasers of Notes are urged to consult their own tax advisors concerning the tax consequences of their particular situation.

Residents of Canada

The following discussion applies to a Holder (a "Canadian Holder") who, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is or is deemed to be resident in Canada.

Interest

A Canadian Holder that is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such Canadian Holder on the Notes to the end of that taxation year or that becomes receivable or is received by it before the end of that year, except to the extent that such interest was included in computing its income for a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in computing its income for a taxation year all interest on the Notes that is received or receivable by such Canadian Holder in that year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

If the Notes are purchased at a discount from their face value, a Canadian Holder may be required to include an additional amount in computing its income, either in taxation years in which such amount accrues or in a taxation year in which the discount is received or receivable by the Canadian Holder. Canadian Holders should consult their own tax advisors in these circumstances as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Disposition

On a disposition or a deemed disposition (which will include a redemption, repayment or purchase by the Company) of the Notes in whole or in part, a Canadian Holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest (including any premium on early redemption of the Notes by the Company which is deemed to be interest) that has been received, has become receivable, or has accrued on the Notes to the date of disposition to the extent that such interest has not otherwise been included in the Canadian Holder's income for the taxation year or a previous taxation year.

In general, a disposition or a deemed disposition of the Notes will result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Notes to the Canadian Holder immediately before the disposition. One-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder must be included in computing the income of the Canadian Holder and one-half of any capital loss (an "allowable capital loss") realized may be deducted by a Canadian Holder from taxable capital gains in accordance with the provisions of the Canadian Tax Act.

Individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Canadian Tax Act in respect of realized capital gains.

While the Notes are denominated in dollars, interest income, cost, proceeds of disposition and other amounts are required to be calculated in Canadian dollars, based upon prevailing exchange rates, for purposes of the Canadian Tax Act. The amounts of interest income, capital gains or capital losses realized by a Holder may be affected by fluctuations in U.S.$/C$ exchange rates.

Refundable Tax

A Canadian Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include interest income and taxable capital gains.

Non-Residents of Canada

The following discussion applies to a Holder (a "Non-Canadian Holder") who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada or deemed to be resident in Canada, does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada and in the case of an insurer carrying on an insurance business in Canada and elsewhere, who does not hold the Notes as "designated insurance property" and who establishes that the Notes are not effectively connected with its Canadian insurance business.

Holding and Disposition of Notes

Under the Canadian Tax Act, the payment by the Company of interest, principal and premium (if any) in respect of the Notes to a Non-Canadian Holder will be exempt from Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the Notes or the receipt of interest, principal and premium (if any) thereon by a Non-Canadian Holder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Notes to U.S. Holders (as defined below) who purchase Notes upon their original issue at the original issue price within the meaning of section 1273 of the Internal Revenue Code and who hold Notes as capital assets. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.

The discussion is for general information only and may not apply to certain categories of holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as holders other than U.S. Holders (as defined below), holders that are passthrough entities or investors in passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Notes as a position in a straddle or as part of a "hedging," "integrated," "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NOTES TO THEM, INCLUDING ANY U.S. FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OWNERSHIP AND DISPOSITION OF NOTES.

For purposes of the following discussion, the term "U.S. Holder" means a beneficial owner of notes that, for U.S. federal income tax purposes, is a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Stated interest income

The gross amount of stated interest (including Additional Amounts, if any, and any Canadian tax withheld) paid in respect of the Notes generally will be taxable to a U.S. Holder as ordinary income at the time it is accrued or paid in accordance with the U.S. Holder's regular method of tax accounting for U.S. federal income tax purposes.

Original issue discount

The Notes may be issued with original issue discount ("OID") for U.S. federal income tax purposes. The amount of OID on a Note equals the excess of a Note's "stated redemption price at maturity" over its "issue price." The amount of OID is deemed to be zero if such excess is less than a *de minimis* amount (generally ¼ of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date). The stated redemption price at maturity of a Note is the total of all payments on the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. The stated interest payable on the Notes will be qualified stated interest.

If the Notes are issued with OID, U.S. Holders of Notes generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The amount of OID includible in income by a U.S. Holder of a Note is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year or portion thereof in which such U.S. Holder holds such Note ("accrued OID"). A daily portion is

determined by allocating to each day in an accrual period (generally, the period between interest payments or compounding dates) a *pro rata* portion of the OID that accrued in such period. The amount of OID that accrues with respect to any accrual period is the product of the Note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity, less the amount of qualified stated interest allocable to such accrual period. The adjusted issue price of a Note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such Note other than qualified stated interest.

Foreign tax credits

Interest and OID paid or accrued with respect to the notes will generally be treated as foreign source passive income (or, in the case of certain U.S. Holders, foreign source financial services income) for foreign tax credit purposes unless Canadian withholding tax is imposed at a rate of 5% or more, in which event such interest income will constitute "high withholding tax interest".

Generally, payment of interest on the Notes will not be subject to Canadian withholding tax. See "Certain Canadian Federal Income Tax Considerations". If, however, any Canadian taxes are withheld with respect to a payment of interest on the Note, such withholding taxes generally will be treated as foreign income taxes eligible for credit against the U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income.

The rules relating to foreign tax credits and the timing thereof are extremely complex. U.S. Holders should consult their own tax advisor concerning the implications of these rules in light of their particular circumstances.

Sale, exchange or other disposition of the Notes

U.S. Holders will generally recognize capital gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income) and the U.S. Holder's tax basis in the Notes on the sale, exchange or other taxable disposition of Notes. Such gain or loss will be long-term capital gain or loss if the Notes have been held for more than one year. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. The deduction of capital losses is subject to limitations. The rules relating to these limitations are extremely complex. U.S. Holders should consult their own tax advisor concerning the implications of these rules in light of their particular circumstances.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments of principal and interest on a Note and the proceeds received on the disposition of Notes paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and 30% backup withholding (subject to periodic reductions through 2006) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below, for whom UBS Warburg LLC is acting as representative (the "Representative"), have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Notes listed opposite their respective names:

Underwriters	Principal Amount of Notes
UBS Warburg LLC	
Credit Suisse First Boston Corporation	
J.P. Morgan Securities Inc.	
Morgan Stanley & Co. Incorporated	
Scotia Capital (USA) Inc.	
BMO Nesbitt Burns Corp.	
RBC Dominion Securities Corporation	
Total	$275,000,000

The underwriters are offering the Notes subject to their acceptance of the Notes from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement, if any Notes are purchased under the Underwriting Agreement. The obligations of the underwriters under the Underwriting Agreement may, in certain circumstances, be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

This offering is being made concurrently in the United States and in each of the provinces of Canada. Broker-dealer affiliates of certain of the underwriters named above may sell the Notes in the United States or Canada, as the case may be, in each case pursuant to applicable law.

The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain securities dealers at a price that represents a concession not in excess of % per Note under the public offering price. Any underwriters may allow, and these securities dealers may reallow, a discount not in excess of % per Note to other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Representative.

We estimate expenses payable by us in connection with this offering, other than the underwriting commissions referred to above, will be approximately $3.8 million.

We have agreed not to directly or indirectly offer, sell, contract or otherwise dispose of any Notes or any debt securities substantially similar to the Notes, or any securities convertible into or exchangeable for Notes or substantially similar securities for a period of 90 days from the date of this prospectus supplement without the prior written consent of the Representative.

The Notes are a new issue of securities with no established trading market. We do not intend to apply for a listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-

making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Until the distribution of the Notes is completed, rules of the SEC and Canadian Securities Authorities may limit the ability of the underwriters to bid for and purchase the Notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriters create a short position in the Notes in connection with this offering, i.e., they sell more Notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Notes in the open market.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under Canadian provincial securities legislation and the United States Securities Act of 1933, as amended.

Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with U.S. National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the U.S. National Association of Securities Dealers Conduct rules 2710(c)(8) and 2720. Pursuant to those rules, the yield of a debt security can be no lower than that recommended by a qualified independent underwriter ("QIU") which has participated in the preparation of this prospectus supplement and performed its usual standard of due diligence with respect to this prospectus supplement. In accordance with this requirement, Morgan Stanley & Co. Incorporated ("Morgan Stanley") has agreed to act as QIU with respect to the offering, and the yield of the Notes will be no lower than that recommended by Morgan Stanley. Morgan Stanley has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.

Certain of the underwriters (or their affiliates) have performed from time to time various investment and/or commercial banking services for us. Each of the underwriters, except Morgan Stanley and its affiliates, are affiliates of banks which are lenders to us under our credit facility. A portion of the proceeds of this offering will be used to repay indebtedness drawn under such facility. Consequently, we may be considered to be a "connected issuer" of each such underwriter under Canadian securities laws. See "Use of proceeds". As a consequence of the underwriters' participation in this offering, the underwriters affiliated with our lenders will be entitled to share in the underwriting commission relating to this offering. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the lenders did not have any involvement in such decision or determination, a portion of the proceeds of this offering will be used by us to repay indebtedness to such lenders. See "Use of proceeds". The credit facility is in good standing. As of March 15, 2002, $215 million was outstanding under the credit facility.

Documents incorporated by reference

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purpose of the Notes offered hereunder. The following documents are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(a) the annual report on Form 20-F of the Company dated May 24, 2001 filed with the Canadian Securities Authorities on May 24, 2001 as the Company's annual information form including:

(i) the audited consolidated financial statements of the Company prepared in accordance with U.S. GAAP as at December 31, 2000 and 1999, and for the years then ended, together with the accompanying auditors' report thereon;

(ii) the audited consolidated financial statements of the Company prepared in accordance with Canadian GAAP and which includes a reconciliation of significant differences to U.S. GAAP, as at December 31, 2000, 1999 and 1998 and for each of the years in the three year period ended December 31, 2000, together with the accompanying auditors' reports thereon; and

(iii) management's discussion and analysis of financial condition and results of operations of the Company for the audited consolidated financial statements of the Company referred to in (i) and (ii) above;

(b) the interim unaudited consolidated financial statements of the Company prepared in accordance with U.S. GAAP for the nine months ended September 30, 2001, filed with the Canadian Securities Authorities and furnished to the SEC as part of the Company's Form 6-K on November 13, 2001, and the accompanying management's discussion and analysis of financial condition and results of operations of the Company;

(c) the interim unaudited consolidated financial statements of the Company prepared in accordance with Canadian GAAP for the nine months ended September 30, 2001, filed with the Canadian Securities Authorities and furnished to the SEC as part of the Company's Form 6-K on November 13, 2001, and the accompanying management's discussion and analysis of financial condition and results of operations of the Company;

(d) the management information circular of the Company dated May 18, 2001, delivered and filed with the Canadian Securities Authorities in connection with the annual meeting of shareholders of the Company held on June 25, 2001 and furnished to the SEC in the Company's Form 6-K dated May 23, 2001, excluding the sections entitled "Performance Graph", "Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices"; and

(e) the press release of the Company dated February 21, 2002 filed with the Canadian Securities Authorities on February 21, 2002 and furnished to the SEC in the Company's Form 6-K dated March 15, 2002 reporting financial results derived from financial information prepared in accordance with U.S. GAAP for the three months and year ending December 31, 2001.

Material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), annual audited consolidated financial statements of the Company, including the auditors' report thereon, and information circulars (excluding the sections entitled "Performance Graph", "Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" or similar sections permitted to be excluded under National Instrument 44-101 — Short Form Prospectus Distributions) which are filed by the Company with the Canadian Securities

Authorities after the date of this prospectus supplement and prior to the termination of the distribution under this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement. Any similar document filed by the Company with or furnished by the Company to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement in the case of any Form 6-K if and to the extent provided in such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or a superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of securities hereunder.

Legal matters

Certain legal matters in connection with the Notes offered hereby will be passed upon on our behalf by Stikeman Elliott, our Canadian counsel and Cahill Gordon & Reindel, our U.S. counsel and for the underwriters by Shearman & Sterling, U.S. counsel for the underwriters, and Osler, Hoskin & Harcourt LLP, Canadian counsel for the underwriters. As of the date hereof, lawyers with Stikeman Elliott, Osler, Hoskin & Harcourt LLP and Cahill Gordon & Reindel own, directly or indirectly, in the aggregate, less than one percent of our outstanding common shares.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering November 5, 2001

BIOVAIL CORPORATION

BIOVAIL CORPORATION

Common Shares

Debt Securities

Warrants

U.S.$1,500,000,000

Biovail Corporation ("**Biovail**" or the "**Company**") may from time to time offer for sale common shares, unsecured obligations in the form of senior or subordinated debt securities or warrants to purchase common shares, debt securities or other securities, and shareholders of the Company may from time to time offer for sale common shares (collectively, the "**Securities**") up to an aggregate initial offering price of U.S.$1,500,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this prospectus, including any amendments hereto, remains valid.

The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "**Prospectus Supplement**") including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of the common shares, debt securities or other securities purchasable upon exercise of the warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, and the currency in which the warrants are issued and any other specific terms. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Securities may be sold to or through underwriters or dealers, directly to purchasers pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with such offering of Securities, and will set forth the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The common shares of Biovail are listed and posted for trading on the New York Stock Exchange (the "**NYSE**") and The Toronto Stock Exchange (the "**TSE**") under the symbol "BVF". The closing price of Biovail's common shares on November 1, 2001 on the NYSE was U.S.$47.00 per share and on the TSE was C$75.40 per share.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Although we currently prepare our financial statements in accordance with United States generally accepted accounting principles, some financial statements incorporated by reference herein have, as indicated, been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, those financial statements may not be comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and in Canada. This prospectus or any prospectus supplement may not fully describe these tax consequences. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because (1) we are incorporated under the laws of the Province of Ontario, Canada, (2) some or all of our officers and directors and some or all of the underwriters or experts named in this prospectus or any prospectus supplement may be residents of a foreign country, and (3) all or a substantial portion of our assets and the assets of our officers and directors and these underwriters and experts may be located outside the United States.

TABLE OF CONTENTS

Biovail furnishes its shareholders with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles ("**U.S. GAAP**") and Canadian generally accepted accounting principles ("**Canadian GAAP**"), audited by the Company's independent auditors.

All dollar amounts in this prospectus are expressed in United States dollars, except where stated otherwise. In this prospectus, unless stated otherwise, all references to "U.S.$" or "$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada.

The following words and logos are trademarks of Biovail and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Tiazac®, Viazem, Cardizem®, CEFORM®, Shearform®, FlashDose® and Crystaal.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada (the "**Canadian Securities Authorities**"). Copies of the documents incorporated herein by reference may be obtained on request without charge from Kenneth C. Cancellara, Corporate Secretary of Biovail Corporation, 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9, telephone number (416) 285-6000. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("**SEDAR**"), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above-mentioned address and telephone number.

The following documents are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a) the annual report on Form 20-F of the Company dated May 24, 2001 filed with the Canadian Securities Authorities on May 24, 2001 as the Company's annual information form including:

(i) the audited consolidated financial statements of the Company prepared in accordance with U.S. GAAP as at December 31, 2000 and 1999, and for the years then ended, together with the accompanying auditors' report thereon;

(ii) the audited consolidated financial statements of the Company prepared in accordance with Canadian GAAP, and which include a reconciliation of significant differences to U.S. GAAP, as at December 31, 2000, 1999 and 1998 and for each of the years in the three year period ended December 31, 2000, together with the accompanying auditors' reports thereon; and

(iii) management's discussion and analysis of financial condition and results of operations of the Company for the audited consolidated financial statements of the Company referred to in (i) and (ii) above;

(b) the interim unaudited consolidated financial statements of the Company prepared in accordance with U.S. GAAP for the six months ended June 30, 2001, filed with the Canadian Securities Authorities and furnished to the U.S. Securities and Exchange Commission (the "**SEC**") as part of the Company's Form 6-K on August 29, 2001, and the accompanying management's discussion and analysis of financial condition and results of operations of the Company;

(c) the interim unaudited consolidated financial statements of the Company prepared in accordance with Canadian GAAP for the six months ended June 30, 2001, filed with the Canadian Securities Authorities and furnished to the SEC as part of the Company's Form 6-K on August 29, 2001, and the accompanying management's discussion and analysis of financial condition and results of operations of the Company;

(d) the management information circular of the Company dated May 18, 2001, delivered and filed with the Canadian Securities Authorities in connection with the annual meeting of shareholders of the Company held on June 25, 2001 and furnished to the SEC in the Company's Form 6-K dated May 23, 2001, excluding the sections entitled "Performance Graph", "Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices";

(e) the material change report of the Company dated January 4, 2001 filed with the Canadian Securities Authorities and furnished to the SEC in the Company's Form 6-K dated January 5, 2001, in connection with certain agreements with Aventis Pharmaceuticals Inc. ("**Aventis**") relating to the acquisition of the North American rights to and benefits from the Cardizem® family of cardiovascular products and certain other matters; and

(f) the material change report of the Company dated November 2, 2001 filed with the Canadian Securities Authorities and furnished to the SEC in the Company's Form 6-K dated November 2, 2001, in connection with: (i) the filing by the Company of its preliminary short form base shelf prospectus dated October 26, 2001 with the Canadian Securities Authorities and the filing with the SEC of the Company's registration statement on Form F-10 dated on October 29, 2001; (ii) the exercise by the Company of its option to redeem all of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 (the "**Debentures**"); and (iii) certain agreements between the Company and GlaxoSmithKline plc ("**GSK**") in respect of the licensing of bupropion hydrochloride for worldwide sales and marketing and in respect of certain promotion and distribution rights for Zovirax Ointment and Zovirax Cream.

Material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), annual audited consolidated financial statements of the Company, including the auditors' reports thereon, and information circulars (excluding the sections entitled "Performance Graph", "Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" or similar sections permitted to be excluded under National Instrument 44-101 — Short Form Prospectus Distributions) which are filed by the Company with the Canadian Securities Authorities after the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference in this prospectus. Any similar document filed by the Company with or furnished by the Company to the SEC pursuant to the United States *Securities Exchange Act of 1934*, as amended, (the "**Exchange Act**") after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus, in the case of any Form 6-K if and to the extent provided in such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or a superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

The Company has filed with the SEC under the United States *Securities Act of 1933*, as amended, (the "**Securities Act**") a registration statement on Form F-10 relating to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this prospectus but contained in the registration statement may be inspected and copied at the public reference facilities maintained at the office of the SEC described below.

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files or furnishes reports and other information with or to the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of the provinces of Canada, which requirements are different from those of the United States. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

FORWARD-LOOKING STATEMENTS

"Safe Harbour" statement under the United States *Private Securities Litigation Reform Act of 1995*:

To the extent any statements made or incorporated by reference in this prospectus contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration ("**FDA**") and Canadian Therapeutic Products Programme ("**TPP**") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the SEC and Canadian Securities Authorities.

BUSINESS

Biovail is an international, fully-integrated pharmaceutical company with special capabilities in the development, manufacture, sale and marketing of branded pharmaceutical products. Building on the Company's strengths in the development of drugs utilizing advanced controlled-release and FlashDose® technologies, the Company's primary business strategy is to expand its sales and marketing presence in the United States and Canada to support the commercialization of its product development pipeline, which the Company intends to complement by the acquisition of established pharmaceutical products and the in-licensing, from third parties, of products in earlier stages of development. Consistent with past practice and as part of its normal course of business, Biovail is continually monitoring product and company acquisition opportunities in the marketplace. In pursuing product acquisitions, the Company seeks to capitalize on opportunities in the pharmaceutical industry, including those arising from consolidation initiatives being undertaken by larger companies in the industry. The Company intends to pursue attractive company acquisitions that will add to its product offerings, product pipeline or sales and marketing capability in selected therapeutic areas. Biovail may from time to time be actively involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction and, if they do, what the terms, form of consideration or timing of any transaction would be.

The Company has proprietary technologies which it uses to develop branded products that: (1) improve upon conventional multiple daily dose immediate-release forms of existing products by providing the therapeutic benefits of controlled-release drug delivery; or (2) are enhanced dosage formats of existing medications that provide superior patient convenience and product differentiation resulting from the application of FlashDose®, taste masking, and/or enhanced absorption technologies. In addition, on a selective basis, the Company develops products that are generically equivalent to existing once-daily branded products. As a fully-integrated company, Biovail controls all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies. Biovail's primary market is the United States, where the Company markets its products directly through Biovail Pharmaceuticals, Inc. ("**BPI USA**"), formerly DJ Pharma, Inc. ("**DJ Pharma**"), Biovail's recently acquired U.S. sales and marketing organization, and indirectly through its strategic licensing partners. In Canada, Biovail markets its products directly through its Canadian sales and marketing division, Biovail Pharmaceuticals Canada (formerly named Crystaal) ("**BPI CDA**"). In other countries, Biovail markets its products through strategic licensing partners. Biovail generates its revenues from: (1) developing and manufacturing oral controlled-release and FlashDose® products using the Company's proprietary drug delivery technologies for sale directly through its own sales organizations and through licensing partners as well as promoting or co-promoting pharmaceutical products on behalf of third parties; (2) providing pharmaceutical contract research services to third parties; and (3) royalties and/or licensing fees received from licensees related to the sale under license of numerous controlled-release products. Biovail does not currently engage in basic research to discover new chemical entities.

Biovail's pipeline products fall into three categories. The first category, representing near- to mid-term opportunities, comprises branded controlled-release once-daily versions of four existing multi-dose products and a once-daily immediate-release product (citalopram) indicated for the treatment of chronic disorders such as depression, anxiety, diabetes, pain management and smoking cessation, and Cardizem® XL, a therapeutically superior once-daily diltiazem product. The second category, representing near- to long-term opportunities, comprises branded FlashDose® versions of eight existing orally administered pharmaceutical products. To date, Biovail has disclosed three of these eight FlashDose® products. They are FlashDose® versions of zolpidem for the treatment of sleeping disorders, paroxetine for the treatment of depression and fluoxetine for the treatment of depression, obsessive compulsive disorder and bulimia. In late September 2001, Biovail filed a New Drug Application (an "**NDA**") with the FDA for its FlashDose® fluoxetine formulation. The third category, representing near-term opportunities, comprises select generic controlled-release versions of major brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular and arthritic conditions, and for pain management.

Originally, Biovail licensed its controlled-release products early in the development cycle to pharmaceutical companies which controlled the clinical trials, regulatory process, manufacturing and sale of Biovail's products in a number of international markets. More recently, the Company has controlled the clinical trials, regulatory

process, manufacturing, marketing and out-licensing its own products once they have reached an advanced stage of development. To date the Company has developed 18 controlled-release products and one FlashDose® product that are currently sold under license in more than 55 countries. The Company manufactures seven of these products, namely Tiazac®, Nurofen Meltlets and generic versions of Trental, Cardizem® CD, Voltaren XR, Adalat CC and Procardia XL for sale by Biovail's licensees in the United States and Europe. The Company also markets a generic version of Verelan through agreements with Mylan Pharmaceuticals Inc. pending final approval by the FDA of the Company's product. Tiazac® and a number of other brands are sold in Canada by BPI CDA. Prior to the Company's acquisition of the Cardizem® family of products from Aventis effective December 29, 2000, Tiazac® was the Company's principal product, representing approximately 38% of product revenues for the year ended December 31, 2000. Biovail anticipates that in 2001 Cardizem® branded products will constitute Biovail's principal product line. Through its acquisition of DJ Pharma in late 2000, Biovail acquired the rights to Keftab, Rondec and Cedax. These products are indicated for skin/soft tissue infections and for the treatment of allergy and respiratory conditions.

The following table sets out the indication and current status of Biovail's developmental pipeline and portfolio of marketed products.

	Product	Indication	Current Status
I. BRANDED[1]			
Developmental Pipeline	Buspirone[2]	Anxiety, Depression	Phase III
	Bupropion[2]	Depression, Smoking Cessation	Under Development
	Metformin[2]	Diabetes	Under Development
	Tramadol[2]	Chronic Pain	Phase III
	Citalopram[2]	Depression	New Drug Submission (an "**NDS**") filed
	Cardizem® XL[2]	Hypertension, Angina	NDA filed
	Fluoxetine[3]	Depression, Obsessive Compulsive Disorder, Bulimia	NDA filed
	Paroxetine[2][3]	Depression, Anxiety	Under Development
	Zolpidem[2][3]	Sleep Disorders	Under Development
Biovail Pharmaceuticals USA	Keftab[4][5]	Skin and Soft Tissue Infections	Commercialized
	Cedax[4]	Respiratory Infections	Commercialized
	Rondec[4]	Respiratory, Allergy	Commercialized
	Cardizem®[6]	Hypertension, Angina	Commercialized
Biovail Pharmaceuticals Canada	Tiazac®[2][7][8]	Hypertension, Angina	Commercialized
	Celexa[4][9]	Depression	Commercialized
	Retavase[4]	Acute Myocardial Infarction	Commercialized
	Cardizem®[6]	Hypertension, Angina	Commercialized
	Cardiac STATus[4]	Diagnosis of Myocardial Infarction	Commercialized
	Monocor[4]	Hypertension, Congestive Heart Failure	Commercialized
	Attenade[4][10]	Attention Deficit-Hyperactivity Disorder	NDS filed
	Ampligen[4][10]	Chronic Fatigue Syndrome	Under Development[10]
	Fibrostat[4][10]	Surgical Scars and Burns	Under Development[10]

	Product	Indication	Current Status
II. GENERIC PRODUCTS			
	Trental(2)(8)	Peripheral Vascular Disease	Commercialized
	Cardizem® CD(2)(8)	Hypertension, Angina	Commercialized
	Verelan(2)(4)	Hypertension, Angina	Commercialized
	Voltaren XR(2)(8)	Arthritis	Commercialized
	Adalat CC(2)(4)(8)	Hypertension, Angina	Commercialized
	Procardia XL(2)(8)	Hypertension, Angina	Commercialized
	Dilacor XR(2)	Hypertension, Angina	Regulatory Review
	Tegretol(2)	Epilepsy	Regulatory Review
III. OTHER(1)			
	Nurofen Meltlets(2)(8)(11)	Headache, mild pain	Commercialized

(1) Biovail has also developed 11 additional products that have been successfully commercialized by various licensees in numerous world markets.

(2) Developed by Biovail.

(3) FlashDose® product (five additional undisclosed products).

(4) In-licensed from partner.

(5) Keftab has been voluntarily recalled by Eli Lilly & Company. Biovail has commenced an action against Eli Lilly & Company in which it is seeking damages.

(6) Cardizem® family of products acquired from Aventis in December 2000.

(7) Tiazac® is also promoted and distributed in the United States by licensee Forest Laboratories Inc.

(8) Manufactured by Biovail.

(9) Co-promoted with Lundbeck Canada Inc.

(10) Being developed by a partner.

(11) FlashDose® ibuprofen product sold by Boots Healthcare International in the United Kingdom and Australia.

Biovail Corporation is a corporation amalgamaged under the *Business Corporations Act* (Ontario) (the "**OBCA**") and its head and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9, telephone number (416) 285-6000.

The following chart sets forth the principal subsidiaries of Biovail as of the date of filing of this prospectus (all of which are directly or indirectly wholly-owned) and their respective jurisdictions of incorporation.



Biovail Corporation (Ontario)
Nutravail Technologies Inc. (Delaware)
Biovail Technologies Ltd. (Delaware)
Biovail Pharmaceuticals, Inc. (Delaware)
Biovail Laboratories Incorporated (Barbados)
Biovail SA (Switzerland)
Biovail Technologies (Ireland) Limited (Ireland)

RECENT DEVELOPMENTS

Biovail has continued to expand and grow its base business. Since its acquisition and integration of DJ Pharma, Biovail has focused on increasing the product offerings available to this United States based sales organization. The Company intends to expand the number of pharmaceutical brands it promotes to physicians by way of internal product development (see table above with respect to the Company's developmental pipeline and portfolio of marketed products) and by way of product acquisition and in-licensing. The U.S. sales organization, BPI USA, is currently promoting a number of brands and the Company has begun an awareness campaign with physicians to inform them of Biovail's association with the recently acquired Cardizem® brands.

In December 2000, Biovail's wholly-owned subsidiary, Biovail Laboratories Incorporated ("**BLI**") entered into definitive agreements with Aventis whereby the Company acquired for $409.5 million the rights to and benefits from the Cardizem® family of products sold in the United States, Canada and Puerto Rico. Sales of these Cardizem® products were approximately $257 million for 2000. Aventis will continue to manufacture and supply the Cardizem® products to Biovail for a specified period. The acquired Cardizem® CD brand, now competing in a generic market, continues to hold approximately 18% market share of total prescriptions for Cardizem® CD and its generic equivalents in the United States.

In December 2000, Biovail also arranged a $300 million credit facility that, subject to certain covenants, permits it to borrow funds for general corporate purposes including acquisitions. In June 2001, the credit facility was successfully syndicated and the Company's available line of credit under the credit facility was increased to $400 million. All other material terms and conditions were unchanged.

Biovail filed Abbreviated New Drug Applications (each an "**ANDA**") for generic controlled-release versions of Adalat CC 90mg, Procardia XL 30mg and Tegretol 400mg in January 2001. Adalat CC is sold by Bayer Corporation in the United States and is indicated for the treatment of hypertension. Procardia XL is sold by Pfizer Inc. in the United States and is indicated for the treatment of hypertension and angina. Tegretol is sold by Novartis Pharmaceutical Corporation in the United States and is indicated for the treatment of epilepsy. The products which are the subject of these filings represented in excess of $215 million of brand sales for the 12 months ended June 2001. The FDA approved Biovail's version of Procardia XL 30mg in February 2001. One of the Company's marketing partners, Teva Pharmaceuticals USA, Inc. ("**Teva**"), immediately launched this product. Teva had earlier launched Biovail's version of Procardia XL 60mg in October 2000.

The Company has filed an NDS with the TPP for d-methylphenidate, Biovail's licensor Celgene Corporation's chirally pure version of d-methylphenidate, for the treatment of attention deficit disorder and

attention deficit and hyperactivity disorder. Biovail has the right to market this product in Canada through BPI CDA.

In July 2001, Biovail completed the clinical studies and announced the positive efficacy results for a new once-daily diltiazem product Cardizem® XL. The trial confirmed dose related positive efficacy results with all four doses of Cardizem® XL in the targeted population of patients with moderate to severe hypertension.

In August 2001, Biovail filed an NDA for Cardizem® XL with the FDA. Biovail will be conducting comparative studies in which the benefits of the Company's Cardizem® XL formulation and dosing regime will be evaluated and compared directly with other antihypertensive medications. These head-to-head studies will be focused on market leading cardiovascular medications, including non-calcium channel blocker medications in patient populations where there are co-existing disease states. At the present time, Biovail plans to launch Cardizem® XL in the United States in the fourth quarter of 2002.

Biovail recently completed a Phase III study on its extended release tramadol formulation. This study demonstrated that a once-daily formulation of tramadol produced statistically significant and clinically meaningful reductions in pain associated with osteoarthritis compared to placebo. Tramadol is currently dosed 3 to 4 times per day and is prescribed for the treatment of moderate to moderately severe pain. The multi-dose tramadol formulation is currently sold by a division of Johnson & Johnson under the brand name Ultram. Sales of Ultram grew by 15% to $590 million for the 12 months ended June 2001.

As stated above, in September 2001 the Company filed an NDA for a FlashDose® version of fluoxetine with the FDA. Fluoxetine is a leading selective serotonin reuptake inhibitor and is prescribed for depression, obsessive compulsive disorder and bulimia and is marketed under the brand name Prozac by Eli Lilly & Company ("**Lilly**").

Biovail has commenced an action against Lilly in which the Company is seeking substantial damages as a result of Lilly's voluntary recall in March 2001 of the Company's product Keftab. Lilly is under contract with the Company to manufacture and supply Keftab to Biovail for marketing in the United States. Lilly has forced a recall of the product because of its manufacturing issues in supplying a stable product.

Biovail has licensed and filed for listing with the FDA in January 2001 a newly issued patent (U.S. Patent Number 6,162,463) that the Company believes covers Tiazac® in the product's approved NDA. The patent has been listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. The effect of listing the patent in the Orange Book is that the FDA will require every filer of an ANDA for a generic version of Tiazac® to also submit a Notice of Certification to Biovail on this patent. As a result, the Company has the ability to consider whether any ANDA formulations infringe on this and other listed patents and the right to commence a lawsuit within 45 days from receipt of the Notice of Certification. This would trigger the provisions of the United States *Food, Drug and Cosmetic Act* often referred to as the "Hatch-Waxman" provisions and the ANDA owner would not be able to obtain final FDA approval for up to 30 months. At present, only one company has filed a generic version of Tiazac® with the FDA. This company has submitted to Biovail its Notice of Certification and Biovail has initiated patent infringement litigation against this company as Biovail believes that its formulation violates Biovail's patent. In September 2001, a Florida court released a decision stating that the mandated stay of up to 30 months should end effective October 1, 2001. Biovail has appealed this decision and a Federal Circuit court has ruled that the 30-month stay will remain in effect while it considers whether the stay should continue to apply while the appeal is pending. Biovail believes that this other company's product is not bioequivalent to the Company's Tiazac® product and has submitted data to the FDA to demonstrate this non-bioequivalency. The FDA is closely reviewing the Company's data and has indicated that it is carefully considering the Company's submission. The United States Federal Trade Commission has requested information to determine whether the Company has violated the *Federal Trade Commission Act* or United States antitrust laws by listing its U.S. Patent Number 6,162,463 in the Orange Book.

During the second half of 2001, Biovail entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of a total of 6,278,663 common shares to those holders of Debentures upon their surrender of $173,845,000 aggregate principal amount of outstanding Debentures. In aggregate, the Company will record a charge to income in its third and fourth quarters of $23,682,000 which represents the market value of the additional common shares issued in excess of the number

of such shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures. Following the surrender of Debentures described above, $126,140,000 aggregate principal amount of Debentures remains outstanding. On October 27, 2001, the Company announced that it was exercising its option to redeem all of the Debentures which remain outstanding. Outstanding Debentures will be redeemed on November 27, 2001 at a redemption price of $53.375 per $50 principal amount of Debentures. The redemption right was triggered after Biovail's common shares had traded over $45.51 per share on the NYSE for 20 of the 30 trading days prior to the election.

During the second half of 2001, Biovail also entered into privately negotiated agreements with certain holders of its outstanding common share purchase warrants (the "**Warrants**"). These agreements provided for the exercise of 758,300 Warrants to purchase 3,033,200 common shares. Each Warrant entitled the holder to purchase four common shares of the Company at an exercise price of $10.00 per share. As an inducement to those Warrant holders to exercise by an agreed upon time, Biovail paid such Warrant holders $0.40 to $0.50 per warrant exercised. In total, the Company received proceeds of $28,816,880 net of the inducement cost of $1,515,120. Following the exercise of Warrants described above, 2,827,250 Warrants to purchase 11,309,000 common shares remain outstanding.

In September 2001, the board of directors of the Company approved a common share repurchase program of up to $120 million. Biovail repurchased a total of 2,871,200 common shares, through open market transactions on the NYSE, at an average purchase price of $41.79 for total consideration of $119,987,350. At that time, the board of directors also announced that Eugene Melnyk, Chairman of the Board, would also assume the position of Co-Chief Executive Officer with Bruce Brydon. In addition to acting as Co-Chief Executive Officer, Mr. Brydon was appointed Executive Director of Biovail Ventures, an internal division of the Company focused on broadening Biovail's commercial relationships.

Although it has not been formally served, the Company is aware of a class action suit recently commenced by an entity called "Twin-Cities Bakery Workers Health and Welfare Fund". The suit seeks financial recovery to certain consumers of Tiazac® who are allegedly being deprived of a lower cost generic version. The Company believes that its actions were proper and in accordance with the law.

On October 29, 2001, Biovail and GSK announced that Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride (HCI) ("**Wellbutrin Once Daily**") for sales and distribution on a world-wide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily upon FDA approval in the United States. GSK and Biovail intend to file an NDA for Wellbutrin Once Daily with the FDA during the first half of 2002. In addition, Biovail acquired from GSK exclusive promotion and distribution rights for Zovirax Ointment and Zovirax Cream for the United States and Puerto Rico effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail and, in return, Biovail will pay GSK $133 million for certain rights to the products, subject to increase in certain situations. Biovail will begin promotional efforts related to Zovirax Ointment in January 2002 and intends to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by the GSK for the product. GSK will also conduct a paediatric Phase IV study for Zovirax Cream. The agreements are subject to approval under the Hart-Scott-Rodino Act in the United States.

Recently, a Certificate of Non-Infringement was served by Torpharm, Inc. ("**Torpharm**") on Aventis in respect of its filed ANDA of a generic version of Cardizem® CD (120mg, 180mg and 300mg) with the FDA. The patents against which Torpharm certified were acquired by BLI as part of BLI's acquisition of the Cardizem® family of products. BLI is currently evaluating Torpharm's certification. Should BLI determine that Torpharm's ANDA infringes BLI's patents, a legal suit will be commenced against Torpharm on or before November 23, 2001, the effect of which will be to trigger the "Hatch-Waxman" provisions. As a result, the FDA would be statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after

the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

On October 29, 2001, Biovail reported financial results in accordance with U.S. GAAP for the third quarter and nine months ending September 30, 2001. The Company's financial statements for the corresponding periods in accordance with U.S. GAAP and Canadian GAAP, together with management's discussion and analysis, will be released at such time as the appropriate review has been completed.

Total revenues for the third quarter of 2001 increased 63% to $152.2 million, compared to $93.4 million reported for the third quarter of 2000. Total revenues for the nine months ended September 30, 2001 were $404.9 million reflecting an increase of $195.6 million or 93% over the nine months ended September 30, 2000. These results are primarily driven by sales of the Cardizem® brands in the marketplace, sales associated with BPI USA acquired in the fourth quarter 2000, product sales revenue in Canada and sales of the Company's controlled-release generic product portfolio.

Net income for the third quarter 2001 was $33.1 million, or diluted earnings per share of $0.22, compared to a net loss for the third quarter 2000 of $100.8 million or diluted loss per share of $0.78.

Net income for the nine months ended September 30, 2001 was $106.4 million, or diluted earnings per share of $0.71, compared to a net loss for the nine months ended September 30, 2000 of $125.2 million or diluted loss per share of $0.98.

Net income, excluding certain charges, increased 37% and was $55.8 million for the third quarter 2001 versus third quarter 2000 net income of $40.7 million. Certain charges during the third quarter 2001 are defined as a $22.7 million charge that related to premium paid in connection with the extinguishment of $165.5 million of Debentures. Certain charges during the third quarter 2000 are defined as a $141.5 million charge related to the write-off of acquired research and development associated with products under development for Intelligent Polymers Limited ("IPL").

Net income, excluding certain charges, for the nine months ended September 30, 2001 of $129.1 million increased 62% versus $79.8 million for the prior year equivalent period. The nine month net income figures exclude the third quarter charges described above as well as charges recorded in 2000 for an extraordinary item related to the early retirement of Senior Notes ($20.0 million) and the cumulative effect from the adoption of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ($43.5 million).

Diluted earnings per share, excluding certain charges as described above, increased to $0.37 per share for the third quarter 2001 versus $0.28 per share for the third quarter 2000. For the nine months ended September 30, 2001 diluted earnings per share increased 54% to $0.86 per share for 2001 versus $0.56 per share for 2000, excluding the charges outlined above.

Product sales revenue of $137.1 million increased 157% during the third quarter 2001 versus third quarter 2000 and increased 178% to $374.5 million for the first nine months of 2001 versus the first nine months of 2000. The increase in product sales revenue is primarily due to sales of the Cardizem® line in North America, Tiazac sales in the United States, sales of branded products by BPI USA and strong growth in the sales of generic products.

Research and development revenues were approximately $6.6 million and $10.1 million for the third quarter and first nine months of 2001, respectively, compared to 2000 levels of $34.4 million and $62.7 million, respectively. The reduction in research and development revenues is due to the termination of Biovail's research and development arrangement with IPL at the end of September 2000.

Royalty and licensing revenue of $8.5 million and $20.3 million for the third quarter and first nine months of 2001, respectively, reflect increases in excess of approximately 49% and 68%, respectively, versus comparable 2000 levels primarily due to royalties associated with the sale of a Cardizem® product by a third party.

Gross margins on product sales were approximately 73% for the third quarter and 76% for the first nine months of 2001 versus approximately 69% for the comparable 2000 periods. The improvement in gross margins is primarily due to sales of higher margin products such as the Cardizem® brands representing a larger portion of total revenue.

Research and development expenses were $12.0 million and $36.9 million for the third quarter and first nine months of 2001, respectively. The reduction in research and development expenses in 2001 versus 2000 is due to the acquisition of IPL in 2000. Selling, general and administrative expenses for the third quarter and first nine months of 2001 were $26.4 million and $77.7 million reflecting increases in excess of 100% versus 2000 levels primarily due to the selling and marketing expenses associated with BPI USA acquired in the fourth quarter 2000.

Amortization expense was $11.1 million for the third quarter and $32.6 million for the nine months ended September 30, 2001. The increase in amortization expense versus last year comparable levels of $1.0 million and $3.0 million is primarily due to the amortization expenses associated with the acquisition of BPI USA and the Cardizem® brands.

Operating income for third quarter 2001 increased to $66.0 million versus $40.1 million, excluding charges, earned in the third quarter of 2000. Operating income was $167.5 million for the first nine months of 2001 versus $79.3 million, excluding charges, for the first nine months of 2000.

Net interest expense was $6.5 million for the third quarter 2001 and approximately $28.7 million for the first nine months of 2001. The increase in net interest expense versus the net interest income levels of $3.1 million and $5.2 million respectively for 2000 is primarily due to interest on the Debentures issued in March of 2000, lower cash balances and advances made against the Company's revolving term credit facility established at the end of 2000. The revolving term credit facility was put in place to contribute to the growth of the Company and a portion of it has been utilized to fund the Cardizem® and BPI USA acquisitions.

Earnings before interest, taxes, depreciation, amortization and certain charges as described above ("**EBITDA**") increased 79% to $80.4 million for the quarter ended September 30, 2001 versus $45.0 million for the equivalent prior year period. EBITDA increased 122% to $209.3 million for the first nine months of 2001 versus $94.3 million for the first nine months of 2000 and operating cash flow was $168.1 million for the first nine months of 2001.

BIOVAIL CORPORATION

SELECTED CONSOLIDATED FINANCIAL DATA

(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
(Unaudited)

The following unaudited selected consolidated financial data has been prepared in accordance with U.S. GAAP. The information represents only selected summary information and does not include all information required in consolidated financial statements that are prepared in accordance with U.S. GAAP.

EARNINGS DATA

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	2000	2001	2000
Revenue				
Product sales	$137,147	$ 53,318	$374,472	$134,555
Research and development	6,588	34,434	10,117	62,730
Royalty and licensing	8,455	5,663	20,332	12,076
	152,190	93,415	404,921	209,361
Expenses				
Cost of goods sold	36,621	16,786	90,283	41,333
Research and development	12,018	22,392	36,863	47,457
Selling, general and administrative	26,422	13,162	77,675	38,196
Amortization	11,107	1,022	32,558	3,049
Acquired research and development	—	141,500	—	141,500
	86,168	194,862	237,379	271,535
Operating income (loss)	66,022	(101,447)	167,542	(62,174)
Provision for income taxes	3,725	2,478	9,785	4,735
Net income (loss)	33,101(1)	(100,823)	106,370(1)	(125,229)(2)
Basic earnings (loss) per share	0.24(1)	(0.78)	0.80(1)	(0.98)(2)
Diluted earnings (loss) per share	0.22(1)	(0.78)	0.71(1)	(0.98)(2)
Diluted earnings per share excluding certain charges(3)	$ 0.37	$ 0.28	$ 0.86	$ 0.56

CASH FLOW DATA

	Nine Months Ended September 30,	
	2001	2000
Cash provided by operating activities	$ 168,135	$ 46,207
Cash used in investing activities	(51,108)	(117,789)
Cash provided by (used in) financing activities	$ (214,340)	$ 242,431

BALANCE SHEET DATA (end of period)

	September 30, 2001	December 31, 2000
Cash and cash equivalents	$ 27,769	$ 125,144
Working capital	(18,979)	(25,295)
Intangible assets, net	647,653	667,431
Total assets	1,036,864	1,107,267
Long-term obligations	269,454	438,744
Convertible Subordinated Preferred Equivalent Debentures	134,515	299,985
Shareholders' equity	$ 450,583	$ 237,458

(1) Including a charge of $22,731,000 for the debt conversion premium relating to the surrender of a portion of the Convertible Subordinated Preferred Equivalent Debentures.

(2) Including charges of $20,039,000 ($0.16 basic and fully diluted loss per share) for an extraordinary item relating to the premium paid on the early extinguishment of the U.S. Dollar Senior Notes, and $43,500,000 ($0.34 basic and fully diluted loss per share) for the cumulative effect of a change in accounting principle.

(3) Certain charges during 2001 consist of debt conversion premium of $22,731,000 and during 2000 consist of acquired research and development of $141,500,000, extraordinary item of $20,039,000 and cumulative effect of change in accounting principle of $43,500,000.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes. Biovail continuously evaluates the potential acquisition of businesses, products and technologies, and a portion of the net proceeds may be used for such acquisitions.

Biovail will not receive any proceeds from any sale of common shares by any selling shareholders.

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the year ended December 31, 2000 and the 12 month period ended June 30, 2001 and give effect to the issuance of all long-term financial liabilities of the Company and its subsidiaries and the repayment, redemption or other retirement thereof since those dates, respectively. The earnings coverage ratios and the amount of earnings and interest expense set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP. These coverage ratios, earnings or interest expense do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

	Year ended December 31, 2000	12 months ended June 30, 2001
Earnings coverage[1]	62.5	16.7

(1) Earnings coverage is equal to net income before interest expense and income taxes divided by interest expense on all debt.

The Company's interest expense requirements amounted to approximately $2.3 million for the year ended December 31, 2000. The Company's earnings before interest expense and income tax for the year ended December 31, 2000 were approximately $140.6 million, which is 62.5 times the Company's interest expense requirements for this period.

The Company's interest expense requirements amounted to approximately $9.7 million for the 12 months ended June 30, 2001. The Company's earnings before interest expense and income tax for the 12 months ended June 30, 2001, were approximately $162.2 million, which is 16.7 times the Company's interest expense requirements for this period.

If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

Pro Forma Earnings Coverage

The Company's pro forma interest expense requirements for long-term debt for the 12 months ended December 31, 2000 was $26.2 million. Pro forma consolidated earnings before interest expense and income tax, assuming Intelligent Polymers Limited, the Cardizem® family of products and DJ Pharma were acquired on January 1, 2000, available for the payment of interest, was $201.3 million, or approximately 7.7 times the pro forma interest requirements of the Company for this period.

DESCRIPTION OF SHARE CAPITAL

General

The Company's authorized capital is comprised of an unlimited number of common shares and an unlimited number of Class A shares. At October 25, 2001, 139,112,469 common shares were issued and outstanding and no Class A shares had been issued or were outstanding.

Common Shares

Each holder of common shares is entitled to one vote per share, which may be given in person or by proxy, in the election of directors of the Company and on all other matters submitted to a vote of the Company's shareholders, except as may otherwise be provided by applicable law. The holders of common shares are entitled to share pro rata in any dividends declared by Biovail's board of directors out of funds legally available therefor, subject to preferential rights of the Class A shares. In the event of liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Company, the holders of common shares are entitled to receive all of the Company's assets remaining after the payment of all of its liabilities, subject to the preferential right of the Class A shares or any other shares which may rank prior to the common shares. There are no preemptive or conversion rights, and the common shares are not subject to redemption. All common shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable.

The Company's by-laws provide for certain rights of holders of its common shares in accordance with the provisions of the OBCA. Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the Company's board of directors. Any amendment of the by-laws by action of the Company's board of directors must be submitted to the next meeting of the Company's shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or repealed by a majority vote of the shareholders voting on such matter.

Biovail's shareholders do not have cumulative voting rights for the election of the Company's directors. Therefore, the holders of more than 50% of the common shares voting for the election of the Company's directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining common shares would not be able to elect any director.

While the payment of dividends rests within the discretion of the board of directors, the Company has not paid cash dividends on its common shares and currently intends to retain all earnings, if any, in the foreseeable future for use in the development of its business. The Company's dividend policy will be reviewed periodically depending on its financial position, capital requirements, general business conditions and on other factors.

DESCRIPTION OF DEBT SECURITIES

Biovail may issue debt securities in one or more series under an indenture to be entered into between the Company and one or more trustees. The indenture will be subject to and governed by the United States *Trust Indenture Act of 1939* (the "**Trust Indenture Act**") and the OBCA. A copy of the form of the indenture will be filed as an exhibit to the registration statement and with the appropriate Canadian Securities Authorities. The following description sets forth certain general terms and provisions of debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, Biovail will describe the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

Biovail may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

References to "Biovail" or the "Company" in this description of debt securities mean Biovail but not any of its subsidiaries.

General

The indenture will not limit the amount of debt securities Biovail can issue under the indenture and will not limit the amount of other indebtedness Biovail may incur. Biovail may issue debt securities from time to time in separate series.

The Prospectus Supplement for any series of debt securities Biovail offers will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

- the title of the debt securities;
- any limit on the aggregate principal amount of the debt securities;
- the percentage of principal amount at which the debt securities will be issued;
- whether payment on the debt securities will be senior or subordinated to Biovail's other liabilities or obligations;
- whether the payment of the debt securities will be guaranteed by any other person;
- the dates on which Biovail may issue the debt securities and the date or dates on which Biovail will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
- whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which Biovail will pay interest and the record dates for interest payments;
- the place or places Biovail will pay principal, any premium and interest and the place or places where debt securities can be presented for registration of transfer or exchange;
- whether and under what circumstances Biovail will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether Biovail will have the option to redeem the debt securities rather than pay the additional amounts;
- whether Biovail will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder;
- whether Biovail may redeem the debt securities at its option;
- the denominations in which Biovail will issue any registered debt securities, if other than denominations of $1,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any bearer debt security shall be issuable;
- whether Biovail will make payments on the debt securities in a currency or currency unit other than United States dollars or by delivery of shares of Biovail or other property;
- whether payments on the debt securities will be payable with reference to any index or formula;
- whether Biovail will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;
- whether Biovail will issue the debt securities as bearer securities, registered securities or both;
- the terms and conditions, if any, upon which Biovail may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;
- any changes or additions to events of default or covenants;
- the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;
- whether the holders of any series of debt securities have special rights if specified events occur;
- the terms for any conversion or exchange of the debt securities for any other securities;

- provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and
- any other terms of the debt securities.

Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require Biovail to repurchase the debt securities and there will be no increase in the interest rate if Biovail becomes involved in a highly leveraged transaction or there is a change of control of Biovail.

Biovail may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. Biovail may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, Biovail will describe any Canadian and United States federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Biovail may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, Biovail may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Form, Denominations and Exchange

Debt securities of a series may be issuable solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and bearer securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. The indenture will also provide that debt securities of a series may be issuable in global form. Unless otherwise indicated in the Prospectus Supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in the Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in the Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities. Except for certain restrictions set forth in the indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but Biovail may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

Biovail shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on (A) if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if debt securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if debt securities of the series are also issuable as registered securities and there is not publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; (iii) exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the indenture; or (iv) issue, register the transfer of or

exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless stated otherwise in the Prospectus Supplement, Biovail will make payments on the debt securities at the relevant office or agency of the trustee or Biovail can make payments by (1) cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments. Unless stated otherwise in the applicable Prospectus Supplement, Biovail will make payment to the persons in whose names the debt securities are registered on the close of business on the day or days specified by Biovail. Biovail will make debt securities payments in other forms at a place designated by Biovail and specified in the applicable Prospectus Supplement.

Global Securities

The registered debt securities of a series may be issued in whole or in part in global form (a "**Global Security**") and will be registered in the name of and be deposited with a depositary (the "**Depositary**"), or its nominee, each of which will be identified in the Prospectus Supplement. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("**participants**"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by Biovail if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interest of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal of, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Biovail, the trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Biovail expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. Biovail also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If a Depositary for a Global Security representing a particular series of debt securities is at any time unwilling or unable or no longer qualified to continue as depositary and a successor depositary is not appointed by Biovail within 90 days, Biovail will issue debt securities of such series in definitive form in exchange for a Global Security representing such series of debt securities. In addition, Biovail may at any time and in its sole discretion determine not to have debt securities of a series represented by a Global Security and, in such event, will issue debt securities of a series in definitive form in exchange for all of the Global Securities representing the series of debt securities.

Merger, Amalgamation or Consolidation

The indenture provides that Biovail may not consolidate with or amalgamate or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

- Biovail is the surviving person, or the resulting, surviving or transferee person, if other than Biovail, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation or other transaction would not impair the rights of holders, any other country;
- the successor person assumes all obligations of Biovail under the debt securities and the indenture; and
- Biovail or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes Biovail's obligations in such circumstances, subject to certain exceptions, Biovail shall be discharged from all obligations under the debt securities and the indenture.

Tax Redemption

If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) Biovail determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement if any date is so specified, Biovail has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "Canadian Withholding Taxes" or (b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to Biovail, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to Biovail of legal counsel of recognized standing, will result in Biovail becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, Biovail in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to Biovail; provided however, *that* (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which Biovail

would be obligated to pay such additional amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

In the event that Biovail elects to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, Biovail shall deliver to the trustee a certificate, signed by an authorized officer, stating that Biovail is entitled to redeem the debt securities of such series pursuant to their terms.

Canadian Withholding Taxes

If and to the extent specified in an applicable Prospectus Supplement, all payments made by or on behalf of the Company under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("**Canadian Taxes**") unless the Company is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, the Company will pay as additional interest such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each holder of debt securities after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder of debt securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of debt securities (other than Excluded Holders as defined herein) that are exempt from withholding but required to pay tax under Part XIII of the *Income Tax Act* (Canada) (the "**ITA**") directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of debt securities (an "**Excluded Holder**") in respect of the beneficial owner thereof:

(1) with which the Company does not deal at arm's length (for purposes of the ITA) at the time of the making of such payment;

(2) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

(3) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payment thereunder.

The Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Company to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Company will furnish to the holder of the debt securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company.

The foregoing obligations shall survive any termination, defeasance or discharge of the indenture.

Provision of Financial Information

Unless stated otherwise in a Prospectus Supplement, Biovail will file with the trustee and mail to all holders, as their names and addresses appear in the security register, copies of its annual report or the information, documents and other reports that Biovail is required to file with the Canadian Securities Authorities and the SEC pursuant to the applicable Canadian securities legislation and the Exchange Act. Biovail will agree to continue to file with the SEC and provide the trustee and holders (a) within 140 days after the end of each fiscal

year, an annual report; and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports even if Biovail is no longer required to do so under the Exchange Act. The information contained in these reports will be, at a minimum, the information required to be provided in annual and quarterly reports by law in Canada to security holders of a corporation with securities listed on the TSE whether or not Biovail has any of its securities listed on such stock exchange.

Events of Default

When Biovail uses the term "event of default" in the indenture, Biovail means:

- Biovail fails to pay principal of, or any premium on, any debt security of that series when it is due;
- Biovail fails to pay interest or any additional amounts on any debt security of that series for 30 days;
- Biovail fails to make any sinking fund or analogous payment for that series of debt securities;
- Biovail fails to comply with any of its other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to Biovail and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities;
- certain events involving its bankruptcy, insolvency or reorganization; and
- any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require Biovail to repay immediately:

- the entire principal of the debt securities of the series; or
- if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving Biovail's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement.

If debt securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Biovail will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if Biovail is not in compliance, Biovail must specify any defaults.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

(2) the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

(3) the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder of debt securities for the enforcement of payment of principal of, or any premium or interest on, a debt security on or after the applicable due date specified in the debt security.

Defeasance

When Biovail uses the term "defeasance", Biovail means discharge from some or all of its obligations under the indenture. If Biovail deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

- Biovail will be discharged from its obligations with respect to the debt securities of that series; or
- Biovail will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to Biovail.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise its defeasance option, Biovail must deliver to the trustee:

(1) an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize gain or loss for United States federal income tax purposes as a result of a defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeaseance had not occurred;

(2) an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

(3) a certificate of an officer of the Company and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been satisfied.

If Biovail will be discharged from its obligations with respect to the debt securities, and not just from its covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before Biovail may exercise its defeasance option:

- no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;
- Biovail is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and
- other customary conditions precedent are satisfied.

Modification and Waiver

Biovail may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

- change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any debt security;
- reduce the principal, premium, if any, or interest rate or any obligation to pay any additional amounts;
- reduce the amount of principal of a debt security payable upon acceleration of its maturity;
- change the place or currency of any payment;
- affect the holder's right to require Biovail to repurchase the debt securities at the holder's option;
- impair the right of the holders to institute a suit to enforce their rights to payment;
- adversely affect any conversion or exchange right related to a series of debt securities;
- change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or
- reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, in so far as only that series is concerned, past defaults under the indenture and Biovail's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

Biovail may modify the indenture without the consent of the holders to:

- evidence its successor under the indenture;
- add to covenants or surrender any right or power for the benefit of holders;
- add events of default;
- provide for bearer securities to become registered securities under the indenture and make other such changes to bearer securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;
- establish the forms of the debt securities;
- appoint a successor trustee under the indenture;
- add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no adverse affect on the holders;

- cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;
- comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or
- to change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to Biovail in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains Biovail's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with Biovail. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Consent to Service

In connection with the indenture, the Company will designate and appoint CT Corporation System, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in The City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since a substantial proportion of the assets of the Company, as well as the assets of most of the directors and officers of the Company, are outside the United States, any judgment obtained in the United States against the Company or certain of the directors or officers thereof, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

The Company has been informed by Stikeman Elliott, Canadian counsel for the Company, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment *in personam* of any federal or state court located in the State of New York (a "**New York Court**") against the Company, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada and under the *Foreign Extraterritorial Measures Act* (Canada) or by the Competition Tribunal under the *Competition Act* (Canada); (3) the enforcement of such judgment would not be contrary to any order made under the *United Nations Act* (Canada) or *Special Economic Measures Act* (Canada) by the Governor in Council; (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign

revenue, expropriatory or penal laws in the Province of Ontario; (5) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (6) interest payable on the debt securities is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of Section 347 of the *Criminal Code* (Canada); and (7) the action to enforce such judgment is commenced within the appropriate limitation period; except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under present laws of the Province of Ontario for avoiding recognition of such judgments of New York Courts under the indenture or on the debt securities based upon public policy.

The Company has been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

DESCRIPTION OF WARRANTS

General

The Company may issue warrants to purchase common shares, debt securities or other securities. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agreements between the Company and a warrant agent that the Company will name in the relevant Prospectus Supplement.

Selected provisions of the warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

- the title of the warrants;
- the aggregate number of warrants offered;
- the designation, number and terms of the common shares, debt securities or other securities purchasable upon exercise of the warrants, and the procedures that will result in the adjustment of those numbers;
- the exercise price of the warrants;
- the dates or periods during which the warrants are exercisable;
- the designation and terms of any securities with which the warrants are issued;
- if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;
- if the exercise price is not payable in U.S. dollars, the foreign currency or currency unit in which the exercise price is denominated;
- any minimum or maximum amount of warrants that may be exercised at any one time;
- any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and
- any other terms of the warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

The Company may amend the warrant agreements and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

Enforceability

The warrant agent will act solely as the Company's agent. The warrant agent will not have any duty or responsibility if the Company defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

PLAN OF DISTRIBUTION

General

The Company may offer and sell the Securities separately or together (i) to one or more underwriters or dealers for public offering and sale by them; (ii) through agents; or (iii) directly to investors. The Company may price the Securities at (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the times of sale; (iii) prices related to prevailing market prices; or (iv) negotiated prices. The method of distribution of the Securities will be described in the Prospectus Supplement.

By Underwriters or Dealers

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of any underwriters with respect to a particular underwritten offering of Securities will be set forth in the applicable Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used, and if so specified in the applicable Prospectus Supplement, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of any such transaction will be set forth in the applicable Prospectus Supplement.

By Agents

The Securities may be sold through agents designated by the Company. Any agent involved will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement.

Direct Sales

Securities may also be sold directly by the Company. In this case, no underwriters, dealers or agents would be involved.

General Information

Biovail may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under U.S. and Canadian provincial securities legislation or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, the Company or its subsidiaries in the ordinary course of business. The Prospectus Supplement for any Securities being offered will set forth the terms of the offering of such Securities, including the type of

Security offered, the name or names of any underwriters, the purchase price of such Securities, the proceeds to the Company from such sale, any underwriting fees and other items constituting underwriters' compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

Selling Shareholders

A selling shareholder may offer common shares using any of the methods described above, through agents, underwriters, dealers or in direct sales. However, sales in Canada by a selling shareholder directly to one or more purchasers may only occur if an order is obtained from the relevant provincial securities regulator exempting the selling shareholder from provincial registration requirements prior to the time of filing of the relevant Prospectus Supplement. The applicable Prospectus Supplement will describe the selling shareholder's method of distribution, will name any agent, underwriter or dealer of the selling shareholder and will describe the compensation to be paid to any of these parties. See "Selling Shareholders" section.

SELLING SHAREHOLDERS

Common shares may be sold under this prospectus by way of secondary offering by or for the account of shareholders of the Company who may include certain directors, executive officers, employees or certain other holders of common shares. The Prospectus Supplement for or including any offering of common shares by selling shareholders will include the following information:

- the names of the selling shareholders;
- the number of common shares owned by each of the selling shareholders;
- the number of common shares being distributed for the accounts of the selling shareholders;
- the number of securities of the Company of any class to be owned by the selling shareholders after the distribution and the percentage that number represents of the total number of securities of that class outstanding;
- whether the common shares are owned by the selling shareholder both of record and beneficially, of record only or beneficially only;
- the date or dates the selling shareholder acquired the common shares; and
- if the selling shareholder acquired any common shares in the 12 months preceding the date of the preliminary short form base shelf prospectus, the cost thereof to the shareholder in the aggregate and on a per share basis.

RISK FACTORS

The acquisition of Securities being offered by this prospectus involves a degree of risk. Any prospective investor should carefully consider the following risk factors and all of the other information contained in this prospectus (including, without limitation, the documents incorporated by reference) and in the applicable Prospectus Supplement before purchasing any of the Securities sold pursuant to this prospectus. The risks described below are not the only risks facing Biovail. Additional risks and uncertainties not currently known to the Company, or that Biovail currently deems immaterial, may also materially and adversely affect its business.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change which could render the Company's technologies and products obsolete or uncompetitive.

The Company's products face intense competition from conventional forms of drug delivery and from controlled-release drug delivery systems developed, or under development, by other pharmaceutical companies. The Company competes with companies in North America and abroad, including major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. Some of the Company's competitors are also licensees of its products. Many of the Company's competitors have greater financial resources and marketing capabilities, have greater experience

in clinical testing and human clinical trials of pharmaceutical products and have greater experience in obtaining FDA and other regulatory approvals. The Company's competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that the Company may develop or license. These developments could render the Company's technologies and products obsolete or uncompetitive, which would have a material adverse effect on its business and financial results.

The Company's business is subject to limitations imposed by government regulations.

The cost of complying with government regulation can be substantial. Governmental authorities in the United States and Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing and safety of controlled-release products. The regulations applicable to the Company's existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which the Company carries on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market these products.

Requirements for approval vary widely from country to country outside of the United States and Canada. Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the United States or Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the marketing of any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Uncertainty can arise regarding the applicability of the Company's patents and proprietary technology and patent protection is unpredictable.

Competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those the Company is developing. The Company's patent applications for a product may not be approved or approved as desired. The patents of the Company's competitors may impair its ability to do business in a particular area. Others may independently develop similar products or duplicate any of the Company's unpatented products. While the Company has not routinely sought patents on its controlled-release technology, it does have the exclusive right to the patented technology for Tiazac®. The Company's success will depend, in part, on its ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

Historically, the Company has relied on trade secrets, know-how and other proprietary information as well as requiring its employees and other vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and the Company may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company's proprietary information and adopt it in a competitive manner.

With respect to the Company's generic drug business, there has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When the Company files an ANDA for a generic drug, it is required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product NDA. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, the Company faces such challenges.

The expense of litigation, whether or not the Company is successful, could have a material adverse effect on its business, results of operations, financial condition and cash flows. Such lawsuits may be brought and the ultimate outcome of such litigation, if commenced, could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, whether because of the filing of an ANDA or otherwise, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

There is no assurance that the Company will continue to be successful in its licensing and marketing operations.

Certain of the Company's products are marketed by third parties by way of license agreements or otherwise. Such third-party arrangements may not be successfully negotiated in the future. Any such arrangements may not be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, the products the Company develops may not be accepted in the marketplace, and even if such products are initially accepted, sales may thereafter decline. Additionally, the Company's clients or marketing partners may make important marketing and other commercialization decisions with respect to products the Company develops without the Company's input. As a result, many of the variables that may affect the Company's revenues, cash flows and net income are not exclusively within its control.

The Company is not assured of successful development of its product pipeline.

The Company has 22 products at various stages of development or which are not yet marketed. The Company has filed ANDAs relating to five of these products with the FDA. FDA approval may not be granted for all or any of these products and the Company may not be successful in filing NDAs and ANDAs for the remaining 17 products with the FDA.

The Company depends on key scientific and managerial personnel for its continued success.

Much of the Company's success to date has resulted from the particular scientific and management skills of personnel available to it. If these individuals were not available, the Company might not be able to attract or retain employees with similar skills. In particular, the Company's success to date in developing new products has resulted from the activities of a core group of research scientists. The continued availability of such a group is important to the Company's ongoing success.

The Company must successfully integrate any businesses or products that it has acquired or will acquire in the future.

In October 2000, the Company purchased 100% of DJ Pharma, which the Company renamed Biovail Pharmaceuticals, Inc. In addition, the Company acquired the Cardizem® family of products from Aventis effective December 29, 2000. Acquisitions involve the integration of separate companies and product lines. This process of integration may be disruptive to the Company's business.

In addition, the Company may pursue product or business acquisitions that could complement or expand its business. However, there can be no assurance that the Company will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. Furthermore, the negotiation of potential acquisitions could divert management's time and resources, and require significant resources to consummate. If the Company consummates one or more significant acquisitions through the issuance of common shares, holders of its common shares could suffer significant dilution of their ownership interests.

The success of the strategic investments the Company makes depends upon the performance of the companies in which the Company invests.

Economic, governmental, industry and internal company factors outside the Company's control affect each of the companies in which the Company may invest. If these companies do not succeed, the value of the

Company's assets and the market price of the common shares could decline. Some of the material risks relating to the companies in which the Company may invest include:

- the ability of these companies to successfully develop and obtain necessary governmental approvals for the products which serve as the basis for the Company's investments;
- the ability of competitors to develop similar or more effective products, making the drugs developed by the companies in which the Company invests difficult or impossible to market;
- the ability of the companies in which the Company invests to adequately secure patents for their products and protect their proprietary information;
- the ability of these companies to enter the marketplace without infringing upon competitors' patents; and
- the ability of these companies to remain technologically competitive, and the dependence of these companies upon key scientific and managerial personnel.

The Company will have limited or no control over the resources that any company in which it invests may devote to developing the products for which the Company collaborates with them. Any company in which the Company invests may not perform as expected. These companies may breach or terminate their agreements with the Company or otherwise fail to conduct product discovery and development activities successfully or in a timely manner. If any of these events occurs, it could have a material adverse effect on the Company's business.

The Company's business may be adversely affected by environmental laws and regulations.

The Company may incur substantial costs to comply with such requirements. In addition, the Company may discover currently unknown environmental problems or conditions. The Company is subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from the Company's operations. Environmental laws or regulations (or their interpretation) may become more stringent in the future. Any such event could have a material adverse effect on the Company's business. The Company believes it is not currently using any hazardous materials in the manufacture of its products.

The Company's securities are subject to market price volatility.

Market prices for the securities of pharmaceutical and biotechnology companies, including those of the Company, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, the aftermath of the Company's public announcements, concern as to the safety of drugs, and general market conditions, can have an adverse effect on the market price of the Company's securities.

The Company's ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate.

The Company's ability to successfully commercialize its products and product candidates, if FDA approval is obtained, depends in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as Health Maintenance Organizations ("**HMOs**") and Managed Care Organizations ("**MCOs**").

Third-party payors increasingly challenge pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost containment measures and health care reform could affect the Company's ability to sell its products and may have a material adverse effect on its business, results of operations and financial condition.

Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the United States or foreign countries may not be available for some of the Company's products. Any reimbursement granted may not be maintained or limits on reimbursement available from third-party payors may reduce the demand for, or negatively affect the price of, those products. These issues could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is unable to predict if additional legislation or regulation impacting the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on its business.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Stikeman Elliott, Canadian counsel for the Company, and Cahill Gordon & Reindel, U.S. counsel for the Company. As of the date hereof, certain attorneys with Stikeman Elliott and Cahill Gordon & Reindel own, directly or indirectly, in the aggregate, less than one percent of the outstanding common shares or debt securities of the Company. If any underwriters named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Securities, that counsel will be named in the Prospectus Supplement.

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services, LLC and CIBC Mellon Trust Company are the principal transfer agents and registrars for the common shares in the United States and Canada, respectively.

EXPERTS

The financial statements of the Company, prepared in accordance with Canadian GAAP and U.S. GAAP, at December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the Company's annual report on Form 20-F, incorporated by reference in this prospectus, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

The financial statements of the Company for the year ended December 31, 1998, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the Company's annual report on Form 20-F, incorporated by reference in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Effective July 22, 1999, Ernst & Young LLP were appointed the Company's auditors.

The financial statements of DJ Pharma, Inc. at December 31, 1999 and 1998, and for the year ended December 31, 1999 and the period from June 5, 1998 (inception) through December 31, 1998, appearing in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The special purpose statements of product contribution for the Cardizem® Product Line of Aventis Pharmaceuticals Inc. for the years ended December 31, 2000 and 1999, included elsewhere in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Intelligent Polymers Limited for the years ended June 30, 2000 and 1999 and for the period from July 30, 1997 (inception) through June 30, 2000, included elsewhere in this prospectus, have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of IPL Acquireco for the period ended December 28, 2000, included elsewhere in this prospectus, have been audited by Ernst and Young LLP, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been submitted to or filed with the SEC in connection with or as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; the consents and acknowledgement of Ernst & Young LLP; the consent of Deloitte & Touche LLP; the consent of PricewaterhouseCoopers LLP; the consent of Deloitte & Touche; the consent of Stikeman Elliott; powers of attorney; the form of indenture; and the appointment of Agent for Service of Process and Undertaking on Form F-X. If debt securities are offered by a supplement to this prospectus, there will be filed with the SEC a trustee's Statement of Eligibility on Form T-1.

INDEX TO FINANCIAL STATEMENTS

(1) As a result of certain circumstances and events, Aventis Pharmaceuticals Inc. has found it virtually impossible to provide sufficient information to any auditor related to the Special Purpose Statements of Product Contribution for the year ended December 31, 1998 to allow an audit of such statements. Therefore, the financial information for the year ended December 31, 1998 has been excluded from this prospectus.

DJ PHARMA, INC.

FINANCIAL STATEMENTS

Year ended December 31, 1999 and the period from June 5, 1998 (inception) through December 31, 1998 with Report of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
DJ Pharma, Inc.

We have audited the accompanying balance sheets of DJ Pharma, Inc. as of December 31, 1999 and 1998, and the related statements of operations, redeemable preferred stock and stockholders' equity (deficit) and cash flows for the year ended December 31, 1999 and the period from June 5, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DJ Pharma, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from June 5, 1998 (inception) through December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

San Diego, California
March 10, 2000

/s/ ERNST & YOUNG LLP

DJ PHARMA, INC.

BALANCE SHEETS

	December 31, 1999	December 31, 1998
ASSETS		
Current assets:		
Cash and cash equivalents	$13,041,703	$ 3,597,990
Accounts receivable	5,173,390	3,504,111
Inventories	1,017,732	1,942,553
Notes receivable from employees	143,657	150,000
Prepaid expenses and other current assets	417,290	138,114
Total current assets	19,793,772	9,332,768
Property and equipment, net	421,747	406,032
Product license rights, net	46,102,808	5,955,735
Deferred issuance costs	—	390,000
Deferred tax assets	1,719,000	—
Total assets	$68,037,327	$16,084,535
LIABILITIES AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current portion of notes payable to related party	$ 1,000,000	$ —
Accounts payable and accrued expenses	5,863,242	3,323,324
Accrued compensation and employee benefits	1,297,273	485,433
Accrued product license rights	6,000,000	—
Amounts due to related party	518,026	1,795,362
Accrued license fees payable to related party	—	6,954,982
Income taxes payable	2,367,601	—
Total current liabilities	17,046,142	12,559,101
Notes payable to related party	25,750,923	5,000,000
Commitments		
Redeemable preferred stock and stockholders' equity (deficit):		
Series A redeemable convertible cumulative preferred stock, par value $.001, Authorized — 250,000 shares, Issued and outstanding — 250,000 shares	250	—
Common stock, par value $.001, Authorized — 6,000,000 shares, Issued and outstanding — 1,000,000 shares	1,000	1,000
Additional paid-in capital	22,600,351	99,000
Retained earnings (accumulated deficit)	2,638,661	(1,574,566)
Total redeemable preferred stock and stockholders' equity (deficit)	25,240,262	(1,474,566)
Total liabilities and redeemable preferred stock and stockholders' equity (deficit)	$68,037,327	$16,084,535

See accompanying notes.

DJ PHARMA, INC.
STATEMENTS OF OPERATIONS

	Year ended December 31, 1999	Period from June 5, 1998 (inception) through December 31, 1998
Net product sales	$36,681,374	$ 8,062,219
Cost and expenses:		
Cost of product sales	6,406,257	1,389,288
Sales and marketing	12,313,355	2,990,085
Contract services	1,468,555	2,157,348
General and administrative	3,189,473	1,964,302
Product license amortization and depreciation expense	5,522,016	1,035,357
Total cost and expenses	28,899,656	9,536,380
Income (loss) from operations	7,781,718	(1,474,161)
Other income (expense):		
Interest and other income	562,101	83,294
Interest expense	(2,203,592)	(183,699)
Total other income (expense)	(1,641,491)	(100,405)
Income (loss) before income taxes	6,140,227	(1,574,566)
Income taxes	1,927,000	—
Net income (loss)	$ 4,213,227	$(1,574,566)

See accompanying notes.

DJ PHARMA, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Series A redeemable convertible cumulative preferred stock		Common stock		Additional Paid-in capital	Retained earnings (accumulated deficit)	Total redeemable preferred stock and stockholders' equity (deficit)
	Shares	Amount	Shares	Amount			
Balance at June 5, 1998	—	$—	—	$ —	$ —	$ —	$ —
Issuance of common stock for cash	—	—	1,000,000	1,000	99,000	—	100,000
Net loss						(1,574,566)	(1,574,566)
Balance at December 31, 1998	—	—	1,000,000	1,000	99,000	(1,574,566)	(1,474,566)
Issuance of preferred stock for cash, net of issuance costs	250,000	250	—	—	22,501,351	—	22,501,601
Net income						4,213,227	4,213,227
Balance at December 31, 1999	250,000	$250	1,000,000	$1,000	$22,600,351	$ 2,638,661	$25,240,262

See accompanying notes.

DJ PHARMA, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 1999	Period from June 5, 1998 (inception) through December 31, 1998
Operating activities		
Net income (loss)	$ 4,213,227	$(1,574,566)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization and depreciation	5,522,016	1,035,357
Provision for doubtful accounts receivable	153,000	—
Changes in operating assets and liabilities:		
Accounts receivable	(1,822,279)	(3,504,111)
Inventories	924,821	(1,942,553)
Notes receivable from employees	6,343	(150,000)
Prepaid expenses and other current assets	(279,176)	(138,591)
Accounts payable and accrued expenses	2,539,918	(3,823,157)
Accrued compensation and employee benefits	811,839	485,433
Accrued license fees payable to related party	(6,954,982)	6,954,982
Amounts due to related party	473,587	1,795,362
Income taxes payable	648,601	—
Net cash provided by (used in) operating activities	6,236,915	(861,844)
Investing activities		
Purchase of property and equipment	(184,803)	(448,106)
Proceeds from sale of equipment	—	6,440
Purchase of product license rights	(19,500,000)	—
Net cash used in investing activities	(19,684,803)	(441,666)
Financing activities		
Proceeds from note payable to related party	—	5,000,000
Proceeds from issuance of common stock	—	100,000
Net proceeds from issuance of redeemable convertible cumulative preferred stock	22,501,601	—
Deferred issuance costs	390,000	(198,500)
Net cash provided by financing activities	22,891,601	4,901,500
Net increase in cash and cash equivalents	9,443,713	3,597,990
Cash and cash equivalents at beginning of the period	3,597,990	—
Cash and cash equivalents at end of year	$ 13,041,703	$ 3,597,990
Supplemental disclosures		
Cash paid during the period for:		
Interest	$ 636,250	$ —
Income taxes	$ 1,278,399	$ —
Non-cash investing and financing activities:		
Acquisition of product license rights	$ 27,750,923	$ —
Accrual of issuance costs	$ —	$ 191,500

See accompanying notes.

DJ PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Products

DJ Pharma, Inc. (the "Company") was incorporated in Delaware on June 5, 1998. The Company was organized to market and sell patented and branded generic prescription pharmaceutical products. Certain product rights have been obtained through arrangements with Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura include a patented broad-spectrum antibiotic (Keftab®) used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products (Dura-Vent®) developed by Dura; and a line of prescription cough, cold and allergy branded generic products (Rondec®) developed by Abbott Laboratories. The first sales of these products occurred in October 1998.

In late December 1999, the Company entered into an agreement with Schering Corporation ("Schering") for the exclusive rights to sell and market Schering's antibiotic Cedax® in the United States. Cedax is a third-generation class of antibiotic known as cephalosporins indicated for the treatment of chronic bronchitis, middle-ear infections and tonsillitis. Pursuant to the terms of the agreement, the Company is required to make a $6,000,000 up-front payment in partial consideration for the rights granted by the agreement. In further consideration, the Company is required to purchase all supply of Cedax from Schering at a price that includes a royalty component in addition to the cost of the product. The agreement also contains provisions, which require the Company to maintain minimum promotional spending levels and conduct a minimum number of physician visits to sample the product. There were no sales of Cedax in 1999. The Company made the $6,000,000 payment to Schering in January 2000.

In November 1999, the Company entered into an agreement with Adams Laboratories, Inc. ("Adams") to co-promote a line of prescription cough, cold and allergy products. The agreement contains terms which require the Company to undertake a minimum number of physician visits. The Company is entitled to earn 75% of Adams' gross profit on sales to physician target groups other than those traditionally called on by Adams. There were no co-promotion fees recorded during 1999 in connection with the Adams agreement.

Basis of Presentation

The financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States which conform in all material respects with Canadian generally accepted accounting principles.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company sells its products to pharmaceutical distribution companies and retail organizations nationwide. The Company performs ongoing credit evaluations and does not require collateral. The Company establishes provisions for credit losses when the potential for such losses becomes probable. During the year ended December 31, 1999, five customers each accounted for between 10 percent and 15 percent of net product sales. During the period from June 5, 1998 through December 31, 1998, one customer accounted for approximately 26 percent of net product sales while another accounted for 17 percent.

Inventories

Inventories consist primarily of finished goods and samples. Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property and equipment (generally three to five years). Depreciation of leasehold improvements is provided over the term of the related lease.

Product License Rights

Product license rights are capitalized as incurred and amortized based on the estimated total purchase price using the straight-line method over the estimated useful life of 15 years. The Company evaluates the carrying value of the unamortized balance of product license rights to determine whether an impairment of the asset has occurred or whether a revision to the related amortization period should be made. This evaluation is based on management's projection of the future cash flows associated with the products. If management's evaluation were to indicate that the carrying value of the asset was impaired, such impairment would be recognized by a write down of the asset's value. No impairment to the carrying value of the product license rights occurred in 1999 or 1998.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from product sales is recorded net of estimated discounts, chargebacks, returns and rebates at the time the product is shipped.

Fees earned in connection with the co-promotion agreement are recognized when earned and realized.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $742,566 for the year ending December 31, 1999 and $740,753 for the period from June 5, 1998 through December 31, 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BALANCE SHEET DATA

Property and Equipment

Property and equipment consist of the following at December 31:

	1999	1998
Furniture and fixtures	$ 87,277	$ 82,755
Leasehold improvements	24,386	24,386
Computers and software	514,806	334,525
	626,469	441,666
Less accumulated depreciation	(204,722)	(35,634)
	$ 421,747	$406,032

Product License Rights

Product license rights consist of the following at December 31:

	1999	1998
Keftab, Dura-Vent and Rondec product license rights acquired from Dura	$46,454,982	$6,954,982
Cedax product license rights acquired from Schering	6,000,000	—
	52,454,982	6,954,982
Less accumulated amortization	(6,352,174)	(999,247)
	$46,102,808	$5,955,735

Keftab, Dura-Vent and Rondec product license rights include $26,454,982 and $6,954,982 in 1999 and 1998, respectively, capitalized from product sales and $20,000,000 in 1999 capitalized under notes issued pursuant to the Purchase and License Agreement with Dura (see Note 5).

2. BALANCE SHEET DATA (Continued)

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31:

	1999	1998
Accounts payable	$ 207,946	$ 356,144
Accrued contract services expense	—	840,908
Accrued Medicaid rebates	925,716	392,327
Accrued chargebacks	1,605,906	1,006,550
Accrued product returns	2,240,890	535,455
Other accruals	882,784	191,940
	$5,863,242	$3,323,324

3. STOCKHOLDERS' EQUITY

On January 21, 1999, the Company's Board of Directors approved a change in the authorized stock of the Company whereby the authorized shares of Series A Redeemable Convertible Cumulative Preferred Stock ("Preferred Stock") was decreased from 5,000,000 to 250,000 and the authorized shares of common stock was decreased from 15,000,000 to 6,000,000.

Redeemable Convertible Cumulative Preferred Stock

On January 25, 1999, the Company issued 250,000 shares of Preferred Stock at $100 per share for total consideration, net of issuance costs, of $22,501,601. Portions of the proceeds were used for the settlement of certain amounts payable to Dura. The remaining proceeds were used and are to be used for acquisition of pharmaceutical product rights, working capital and general corporate purposes.

The preferred shareholders are entitled to receive preferential dividends which accrue daily at a rate of 8.0% per annum on the sum of the liquidation value of $25,000,000 plus all accumulated and unpaid dividends thereon. Preferred shareholders are entitled to payment of cumulative dividends when and if declared by the Company's Board of Directors, upon liquidation of the Company, or when the shares are converted into common stock or otherwise redeemed by the Company. Undeclared dividends at December 31, 1999 were $1,868,493.

Beginning January 1, 2005, at the election of the majority stockholder, the Company may be obligated to redeem all outstanding Preferred Stock at a price per share equal to the liquidation value of $100 per share plus all accrued and unpaid dividends thereon. In the event of a change in ownership, the Company may be required to redeem all of the outstanding shares of Preferred Stock.

At any time, any holder of Preferred Stock may convert all or any portion of the shares held by such holder into common stock of the Company computed by multiplying the number of shares to be converted by $100 and dividing the result by the conversion price then in effect ($6.08107 at December 31, 1999).

Holders of Preferred Stock are entitled to a number of votes equal to the number of shares of common stock issuable upon conversion. Upon the completion of an initial public offering which meets certain proceeds and price per share limits, all Preferred Stock would automatically convert to common stock.

Common Stock

The majority of the outstanding shares of common stock have been issued to the Company's founders, directors and original employees. Of the 1,000,000 shares of common stock issued and outstanding at December 31, 1999, 500,000 shares have been issued in the form of restricted stock at a purchase price of $0.10 per share. Shares of restricted stock vest monthly over two to four years. There were 181,652 and 45,417 shares of restricted stock vested at December 31, 1999 and 1998, respectively.

The Company has the right to repurchase at the original issuance price all unvested shares of restricted common stock of an employee upon termination of the employee.

Stock Incentive Plan

In July 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan") under which an aggregate amount not to exceed 2,000,000 shares of common stock can be awarded in the form of either restricted stock, stock units, stock appreciation rights and incentive and non-statutory stock options. The Plan provides for the grant of awards to employees, directors and consultants. In

3. *STOCKHOLDERS' EQUITY (Continued)*

connection with the issuance of the Preferred Stock on January 25, 1999, the Company agreed to limit the number of shares that can be issued in the form of stock options to 444,444. At December 31, 1999, 196,769 shares were available for future grants of stock options under the Plan.

Stock options granted under the Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of four years. The exercise price of incentive stock options must be equal to at least the fair market value of the Company's common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's common stock on the date of grant. There were 29,323 options exercisable at December 31, 1999.

A summary of the Company's stock option activity, and related information for the periods ended December 31, 1999 and 1998 is as follows:

	Options	Weighted-Average Exercise Price
Outstanding at inception	—	$—
Granted	111,625	0.60
Exercised	—	—
Cancelled	—	—
Outstanding at December 31, 1998	111,625	0.60
Granted	156,200	1.20
Exercised	—	—
Cancelled	(20,150)	1.20
Outstanding at December 31, 1999	247,675	$0.93

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its employee stock options and to provide disclosure of the pro forma effect of using the fair value method under Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation.* As required by SFAS 123, the Company has determined pro forma information as if it had accounted for its employee stock options under the fair value method prescribed in that Statement. The fair value of these options was estimated at the date of grant using the minimum value pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 5.0%, dividend yield of 0%, and expected life of options of five years. The weighted-average fair value of options granted during the year was $0.27. The weighted-average remaining contractual life of those options is 9.4 years. The pro forma effect on the results of operations, as determined under SFAS 123, was not materially different from the results as presented.

4. LEASES

The Company leases its facilities and certain equipment under noncancelable operating leases expiring at various dates through 2005. Two of the facility leases contain provisions for rent increases based on the Consumer Price Index. The equipment leases provide options to purchase the equipment at fair market value at the end of the lease terms. Rent expense totaled $216,711 for the year ended December 31, 1999 and $56,032 for the period from June 5, 1998 through December 31, 1998.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consist of the following at December 31, 1999:

2000	$ 352,994
2001	373,110
2002	244,440
2003	179,452
2004	173,544
Thereafter	57,848
Total minimum lease payments	$1,381,388

5. RELATED PARTY TRANSACTIONS

Agreements with Dura

On January 22, 1999, the Company entered into the Amended and Restated Purchase and License Agreement (the "Purchase and License Agreement") with Dura to license the rights to purchase and market the Keftab, Dura-Vent and Rondec product lines. The Purchase and License Agreement became effective as of October 1, 1998 and provides for license fees to be paid through December 31, 2002. The license fees are determined based on certain percentages of net product sales and are exclusive of the direct cost of products purchased from Dura. The Company paid the maximum licenses fees of $19,500,000 during the year ended December 31, 1999 and $6,954,982 during the period from June 5, 1998 through December 31, 1998. The future maximum aggregate annual payments for the license fees are as follows:

2000	$16,000,000
2001	9,500,000
2002	8,000,000
	$33,500,000

At the end of the license term Dura shall transfer ownership of the Rondec and Dura-Vent product lines and shall assign the Keftab license rights to the Company.

In August 1998, the Company entered into a Service Agreement with Dura whereby Dura provided certain management and administrative services to the Company through June 30, 1999. The Company paid $733,333 during the year ended December 31, 1999 and $1,200,000 during the period from June 5, 1998 through December 31, 1998 in connection with this agreement.

Effective October 1, 1998, the Company entered into a Supply Agreement with Dura, which requires the Company to purchase all products from Dura through December 31, 2002.

Notes Payable to Dura

In July 1998, the Company issued a subordinated promissory note payable to Dura in the amount of $5,000,000 which bears interest at 9.0% per annum and requires quarterly principal payments of $250,000 from March 31, 2000 until maturity on December 31, 2004. Accrued interest is payable at the end of each quarter until maturity. Interest expense incurred under this note for the year ended December 31, 1999 and the period from June 5, 1998 through December 31, 1998 was $450,000 and $183,699, respectively.

On January 22, 1999, the Company issued two subordinated product acquisition promissory notes payable to Dura totaling $20,000,000, which bear interest at 9.0% per annum. The notes were issued in connection with the Purchase and License Agreement and represent additional purchase price for the Keftab, Dura-Vent and Rondec product rights. The principal for both notes shall be paid in 12 equal quarterly installments of $1,666,667, beginning from March 31, 2004 through December 31, 2006. Interest accrued each quarter through December 31, 2001 will be added to the unpaid principal balance of the notes. Interest expense incurred and added to the principal for both notes for the year ended December 31, 1999 was $1,750,923. Subsequent to December 31, 2001, quarterly interest installments are to be paid in cash.
Future principal payments on the notes payable to Dura are as follows:

2000	$ 1,000,000
2001	1,000,000
2002	1,000,000
2003	1,000,000
2004	8,250,305
Thereafter	14,500,618
	26,750,923
Less current portion of notes payable to related party	(1,000,000)
Total notes payable to related party	$25,750,923

Amounts Due to Dura

Amounts due to related party consists of amounts due to Dura under various agreements at December 31, 1999 and 1998 of $518,026 and $1,611,663, respectively, and accrued interest of $183,699 at December 31, 1998. There was no interest accrued at December 31, 1999.

5. RELATED PARTY TRANSACTIONS (Continued)

Employee Receivables

At December 31, 1999, Company held four non-interest bearing notes receivable with balances totaling $143,657 from four employees which contain various repayment provisions. At December 31, 1998, the Company held three of the notes receivable which totaled $150,000. Two of the notes are secured by residential real estate while a third is secured by shares of Dura common stock owned by the respective employee. The fourth note is unsecured.

6. INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of December 31, 1999 and 1998 are shown below:

	1999	1998
Deferred tax liability:		
Depreciation	$ —	$ (30,000)
Accruals and other, net	(18,000)	—
Total deferred tax liabilities	(18,000)	(30,000)
Deferred tax assets:		
Amortization and depreciation	1,485,000	379,000
Inventory reserve	252,000	167,000
Accruals and other, net	—	118,000
Total deferred tax assets	1,737,000	664,000
Net deferred tax assets before valuation allowance	1,719,000	634,000
Valuation allowance	—	(634,000)
Net deferred tax assets	$1,719,000	$ —

Significant components of the provision for income taxes for the year ended December 31, as follows:

	1999
Current:	
Federal	$ 2,975,000
State	671,000
Total current	3,646,000
Deferred:	
Federal	(1,346,000)
State	(373,000)
Total deferred	(1,719,000)
Income tax expense	$ 1,927,000

6. **INCOME TAXES (Continued)**

The reconciliation of income tax computed at the federal statutory rate to income tax expense is as follows:

	Year ended December 31, 1999	Period from June 5, 1998 (inception) through December 31, 1998
Tax at statutory rate	$2,149,000	$(551,000)
State taxes, net of federal benefit	353,000	(90,000)
Change in valuation allowance	(634,000)	634,000
Permanent differences and other, net	59,000	7,000
	$1,927,000	$ —

7. **EMPLOYEE RETIREMENT PLAN**

The Company has a 401(k) retirement plan (the "401(k) Plan"), under which employees may contribute up to 15% of their annual salary, within certain limits. The Company may elect to make discretionary contributions upon the approval of the Board of Directors. In January 2000, the Company contributed $104,000 to the 401(k) Plan representing the discretionary contribution for the year ended December 31, 1999. There was no contribution for the period ended December 31, 1998.

DJ PHARMA, INC.

FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2000

DJ PHARMA, INC.
BALANCE SHEETS

	September 30, 2000 (Unaudited)	December 31, 1999
ASSETS		
Current assets:		
Cash and cash equivalents	$ 292,231	$13,041,703
Accounts receivable	6,596,020	5,173,390
Inventories	7,649,662	1,017,732
Notes receivable from employees	125,780	143,657
Prepaid expenses and other current assets	320,675	417,290
Income taxes receivable	1,101,909	—
Total current assets	16,086,277	19,793,772
Property and equipment, net	671,940	421,747
Product license rights, net	53,998,623	46,102,808
Deferred tax assets and other assets	4,039,698	1,719,000
Total assets	$74,796,538	$68,037,327
LIABILITIES AND REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of notes payable to related party	$ 1,000,000	$ 1,000,000
Short-term notes payable	6,667,400	—
Accounts payable and accrued expenses	13,849,413	5,863,242
Accrued compensation and employee benefits	1,979,866	1,297,273
Accrued product license rights	—	6,000,000
Amounts due to related party	1,801,416	518,026
Accrued license fees payable to related party	1,473,480	—
Total current liabilities	26,771,575	14,678,541
Income taxes payable	—	2,367,601
Notes payable to related party	26,502,392	25,750,923
Redeemable preferred stock and stockholders' equity:		
Series A redeemable convertible cumulative preferred stock, par value $.001, authorized — 250,000 shares, issued and outstanding — 250,000 shares	250	250
Common stock, par value $.001, authorized — 6,000,000 shares, issued and outstanding — 1,000,858 shares	1,001	1,000
Additional paid-in capital	22,601,079	22,600,351
Retained earnings (deficit)	(1,079,759)	2,638,661
Total redeemable preferred stock and stockholders' equity (deficit)	21,522,571	25,240,262
Total liabilities and redeemable preferred stock and stockholders' equity (deficit)	$74,796,538	$68,037,327

See accompanying notes.

DJ PHARMA, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Net revenues	$31,711,588	$22,693,636
Cost and expenses:		
Cost of revenues	8,183,127	3,899,935
Sales and marketing	19,966,552	8,795,068
Contract services	—	1,468,556
General and administrative	3,331,831	2,490,695
Product license amortization and depreciation expense	4,462,410	4,137,688
Total cost and expenses	35,943,920	20,791,942
Income (loss) from operations	(4,232,332)	1,901,694
Other income (expense):		
Interest and other income	133,487	445,123
Interest expense	(1,851,120)	(1,607,575)
Total other income (expense)	(1,717,633)	(1,162,452)
Income (loss) before income taxes	(5,949,965)	739,242
Income tax expense (benefit)	(2,231,545)	345,000
Net income (loss)	$(3,718,420)	$ 394,242

See accompanying notes.

DJ PHARMA, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

(Unaudited)

	Series A redeemable convertible cumulative preferred stock		Common stock		Additional Paid-in capital	Retained earnings (accumulated deficit)	Total redeemable preferred stock and stockholders' equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 1999	250,000	$250	1,000,000	$1,000	$22,600,351	$ 2,638,661	$25,240,262
Issuance of common stock for cash	—	—	858	1	728	—	729
Net loss	—	—	—	—	—	(3,718,420)	(3,718,420)
Balance at September 30, 2000	250,000	$250	1,000,858	$1,001	$22,601,079	$(1,079,759)	$21,522,571

See accompanying notes.

DJ PHARMA, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Operating activities:		
Net income (loss)	$ (3,718,420)	$ 394,242
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization and depreciation	4,462,410	4,137,687
Provision for doubtful accounts receivable	842,000	103,000
Changes in operating assets and liabilities:		
Accounts receivable	(2,264,630)	(2,047,882)
Inventories	(6,631,930)	480,645
Notes receivable from employees	17,877	6,342
Prepaid expenses and other current assets	96,615	(354,155)
Accounts payable and accrued expenses	9,655,040	(4,118,605)
Accrued compensation and employee benefits	682,596	762,696
Accrued license fees payable	1,473,480	(878,014)
Accrued amounts due to related party	1,283,390	(762,518)
Income taxes (receivable) payable	(5,790,208)	141,740
Net cash provided by (used in) operating activities	108,220	(2,134,822)
Investing activities:		
Purchase of property and equipment	(397,907)	(166,760)
Purchase of product license rights	(12,210,514)	(15,272,829)
Purchase of Cedax license rights	(6,000,000)	—
Net cash used in investing activities	(18,608,421)	(15,439,589)
Financing activities:		
Repayment of note payable to related party	(750,000)	—
Proceeds from borrowings against revolving credit facility	6,500,000	—
Proceeds from issuance of common stock	729	—
Net proceeds from issuance of redeemable cumulative convertible preferred stock	—	22,501,600
Net cash provided by financing activities	5,750,729	22,501,600
Net increase (decrease) in cash and cash equivalents	(12,749,472)	4,927,189
Cash and cash equivalents at beginning of the period	13,041,703	3,597,990
Cash and cash equivalents at end of the period	$ 292,231	$ 8,525,179
Supplemental disclosures		
Cash paid during the period for:		
Interest	$ 320,625	$ 337,500
Income taxes	$ 3,546,195	$ 311,740

See accompanying notes.

DJ PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2000
(All references to amounts as of September 30, 2000 or periods ended September 30, 2000 are unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Products

DJ Pharma, Inc. (the "Company") was incorporated in Delaware on June 5, 1998. The Company was organized to market and sell patented and branded generic prescription pharmaceutical products. Certain products rights have been obtained through arrangements with Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura include a patented broad-spectrum antibiotic (Keftab®) used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products (Dura-Vent®) developed by Dura; and a line of prescription cough, cold and allergy branded generic products (Rondec®) developed by Abbott Laboratories.

The Company entered into an agreement with Schering Corporation ("Schering") for the exclusive rights to sell and market Schering's antibiotic Cedax® in the United States, effective January 1, 2000. Cedax is a third-generation class of antibiotic known as cephalosporins and is indicated for the treatment of chronic bronchitis, middle-ear infections and tonsillitis. Pursuant to the terms of the agreement, the Company made a $6,000,000 up-front payment in partial consideration for the rights granted by the agreement. As further consideration, the Company is required to purchase all supply of Cedax from Schering at a price that includes a royalty component in addition to the cost of the product. The agreement also contains provisions which require the Company to maintain minimum promotional spending levels and conduct a minimum number of physician visits to sample the product. The Company's first sales of Cedax products occurred in January 2000.

In November 1999, the Company entered into an agreement with Adams Laboratories, Inc. ("Adams") to co-promote a line of prescription cough, cold and allergy products. The Company is entitled to earn a percentage of Adams' gross profit on sales to physician target groups other than those traditionally called on by Adams. The Company recognized $475,000 in co-promotion fees during the nine months ended September 30, 2000.

Basis of Presentation

The financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States which conform in all material respects with generally accepted accounting principles in Canada.

Unaudited Interim Information

The unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. The unaudited interim financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and changes in cash flows as of and at the end of the periods presented. The unaudited interim financial information should be read in conjunction with the audited financial statements and related notes thereto, appearing elsewhere herein. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company sells its products to pharmaceutical distribution companies and retail organizations nationwide. The Company performs ongoing credit evaluations and does not require collateral. The Company establishes provisions for credit losses when the potential for such losses becomes probable. During the nine months ended September 30, 2000, two customers accounted for 26% and 11%, respectively, of net product sales. During the year ended December 31, 1999, five customers each accounted for between 10% and 15% of net product sales.

Inventories

Inventories consist primarily of finished goods and samples. Inventories are stated at the lower of cost (first-in, first-out) or market.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property and equipment (generally three to five years). Depreciation of leasehold improvements is provided over the term of the related lease.

Product License Rights

Product licenses rights are capitalized as incurred and amortized based on the estimated total purchase price using the straight-line method over the estimated useful life of 15 years. The Company evaluates the carrying value of the unamortized balance of product license rights to determine whether an impairment of the asset has occurred or whether a revision to the related amortization period should be made. This evaluation is based on management's projection of the future cash flows associated with the products. If management's evaluation were to indicate that the carrying value of the asset was impaired, such impairment would be recognized by a write down of the asset's value. There has been no impairment to the carrying value of the product license rights as of September 30, 2000.

Revenue Recognition

Revenue from product sales is recorded net of estimated discounts, chargebacks, returns and rebates at the time the product is shipped. Fees earned in connection with the co-promotion agreement are recognized when earned and realized.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $1,071,377 and $550,214 for the first nine months ended September 30, 2000 and 1999, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BALANCE SHEET DATA

Accounts Receivable

The components of accounts receivable consist of the following:

	September 30, 2000	December 31, 1999
Trade accounts receivable	$7,745,896	$5,990,201
Allowance for cash discounts	(154,951)	(663,885)
Allowance for doubtful accounts	(994,925)	(152,926)
	$6,596,020	$5,173,390

2. BALANCE SHEET DATA (Continued)

Inventories

The components of inventories consist of the following:

	September 30, 2000	December 31, 1999
Finished goods	$ 6,874,037	$ 973,478
Samples	1,856,502	615,132
Reserve for slow moving and obsolete inventory	(1,080,877)	(570,878)
	$ 7,649,662	$1,017,732

Property and Equipment

Property and equipment consist of the following:

	September 30, 2000	December 31, 1999
Furniture and fixtures	$ 87,277	$ 87,277
Leasehold improvements	24,386	24,386
Computers and software	912,713	514,806
	1,024,376	626,469
Less accumulated depreciation	(352,436)	(204,722)
	$ 671,940	$ 421,747

Product License Rights

Product license rights consist of the following:

	September 30, 2000	December 31, 1999
Keftab, Dura-Vent and Rondec product license rights acquired from Dura	$ 58,665,494	$46,454,982
Cedax product license rights acquired from Schering	6,000,000	6,000,000
	64,665,494	52,454,982
Less accumulated amortization	(10,666,871)	(6,352,174)
	$ 53,998,623	$46,102,808

Keftab, Dura-Vent and Rondec product license rights include $38,665,494 and $26,454,982 in the first nine months ended September 30, 2000 and the year ended December 31, 1999, respectively, capitalized from product sales and $20,000,000 in 1999 capitalized under notes issued pursuant to the Purchase and License Agreement with Dura (see Note 5).

2. BALANCE SHEET DATA (Continued)

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	September 30, 2000	December 31, 1999
Accounts payable	$ 4,322,477	$ 207,946
Accrued Medicaid rebates	2,294,709	925,716
Accrued chargebacks	1,594,063	1,605,906
Accrued product returns	4,097,965	2,240,890
Other accruals	1,540,199	882,784
	$13,849,413	$5,863,242

3. PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Redeemable Convertible Cumulative Preferred Stock

On January 25, 1999, the Company issued 250,000 shares of Series A redeemable convertible cumulative preferred stock, ("Preferred Stock") at $100 per share for total consideration, net of issuance costs, of $22,501,601. Portions of the proceeds were used for the settlement of certain amounts payable to Dura. The remaining proceeds were used for acquisition of pharmaceutical product rights, working capital and general corporate purposes.

The preferred shareholders were entitled to receive preferential dividends which accrued daily at a rate of 8.0% per annum on the sum of the liquidation value of $25,000,000 plus all accumulated and unpaid dividends thereon. Preferred shareholders are entitled to payment of cumulative dividends when and if declared by the Company's Board of Directors, upon liquidation of the Company, or when the shares are converted into common stock or otherwise redeemed by the Company. Undeclared dividends at September 30, 2000 and December 31, 1999 were $3,607,118 and $1,868,493, respectively.

At any time, any holder of Preferred Stock could convert all or any portion of the shares held by such holder into common stock of the Company computed by multiplying the number of shares to be converted by $100 and dividing the result by the conversion price then in effect ($6.08107 at September 30, 2000 and December 31, 1999).

Holders of Preferred Stock were entitled to a number of votes equal to the number of shares of common stock issuable upon conversion. Upon the completion of a merger or an initial public offering which meet certain proceeds and price per share limits, all Preferred Stock would automatically convert to common stock.

On October 6, 2000, all outstanding shares of Preferred Stock and the shares representing accrued dividends at September 30, 2000 were converted into common stock in connection with the Biovail Corporation acquisition of the Company (see Note 9).

Common Stock

The majority of the outstanding shares of common stock had been issued to the Company's founders, directors and original employees. Of the 1,000,858 shares of common stock issued and outstanding at September 30, 2000, 500,000 shares had been issued in the form of restricted stock at a purchase price of $0.10 per share. The restrictions on these shares terminated upon consummation of the merger of the Company with Biovail Corporation (See Note 9).

Stock Incentive Plan

In July 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan") under which an aggregate amount not to exceed 2,000,000 shares of common stock could be awarded in the form of either restricted stock, stock units, stock appreciation rights and incentive and non-statutory stock options. The Plan provided for the grant of awards to employees, directors and consultants.

Stock options granted under the Plan generally expired no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vested and became fully exercisable over a period of four years. The exercise price of incentive stock options was equal to at least the fair market value of the Company's common stock on the date of grant, and the exercise price of non-statutory

3. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

stock options was not less than 85% of the fair value of the Company's common stock on the date of grant. There were 196,428 options exercisable at September 30, 2000.

A summary of the Company's stock option activity, and related information for the periods ended September 30, 2000 and December 31, 1999 is as follows:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 1998	111,625	$0.60
Granted	156,200	1.20
Exercised	—	—
Cancelled	(20,150)	1.20
Outstanding at December 31, 1999	247,675	0.93
Granted	112,737	1.90
Exercised	(13,060)	1.18
Cancelled	(24,840)	1.16
Outstanding at September 30, 2000	322,512	$1.52

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its employee stock options and to provide disclosure of the pro forma effect of using the fair value method under Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation*. As required by SFAS 123, the Company has determined pro forma information as if it had accounted for its employee stock options under the fair value method prescribed in that Statement. The pro forma effect on the results of operations, as determined under SFAS 123, was not materially different from the results as presented.

In connection with the merger of the Company with Biovail Corporation (see Note 9), the vesting of certain employees' stock options was accelerated by action of the Company's Board of Directors.

4. LEASES

The Company leases its facilities and certain equipment under noncancelable operating leases expiring at various dates through 2008. Several of the facility leases contain provisions for rent increases based on the Consumer Price Index. The equipment leases provide options to purchase the equipment at fair market value at the end of the lease terms. Rent expense totaled $261,563 and $148,665 for the nine months ended September 30, 2000 and 1999, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2000:

October 1 through December 31, 2000	$ 105,449
2001	780,769
2002	874,710
2003	823,575
2004	842,074
Thereafter	2,327,137
Total minimum lease payments	$5,753,714

5. RELATED PARTY TRANSACTIONS

Agreements with Dura

On January 22, 1999, the Company entered into the Amended and Restated Purchase and License Agreement (the "Purchase and License Agreement") with Dura to license the rights to purchase and market the Keftab, Dura-Vent and Rondec product lines. The

5. *RELATED PARTY TRANSACTIONS (Continued)*

Purchase and License Agreement became effective as of October 1, 1998 and provides for license fees to be paid through December 31, 2002. The license fees are determined based on certain percentages of net product sales and are exclusive of the direct cost of products purchased from Dura. The Company paid $12,210,512 in the first nine months of 2000 and anticipates paying the remaining $3,789,488 to reach the maximum of $16,000,000 for 2000. The Company paid the maximum licenses fees of $19,500,000 during the year ended December 31, 1999. The future maximum aggregate annual payments for the license fees are as follows:

October 1 through December 31, 2000	$ 3,789,488
2001	9,500,000
2002	8,000,000
	$21,289,488

At the end of the license term Dura shall transfer ownership of the Rondec and Dura-Vent product lines and shall assign the Keftab license rights to the Company.

Effective October 1, 1998, the Company entered into a Supply Agreement with Dura which requires the Company to purchase all products from Dura through December 31, 2002.

In connection with the merger of the Company with Biovail Corporation (see Note 9), the Company and Biovail Corporation entered into a new agreement with Dura in December 2000 to terminate the Purchase and License Agreement and the Supply Agreement and to purchase all the ownership rights to the product lines originally obtained from Dura.

Notes Payable to Dura

In July 1998, the Company issued a subordinated promissory note payable to Dura in the amount of $5,000,000 which bears interest at 9.0% per annum and requires quarterly principal payments of $250,000 from March 31, 2000 until maturity on December 31, 2004. The Company made $750,000 in principal payments during the nine months ended September 30, 2000. Accrued interest is payable at the end of each quarter until maturity. Interest expense incurred and paid under this note for the nine months ended September 30, 2000 was $320,625.

On January 22, 1999, the Company issued two subordinated product acquisition promissory notes payable to Dura totaling $20,000,000, which bear interest at 9.0% per annum. The notes were issued in connection with the Purchase and License Agreement and represent additional purchase price for the Keftab, Dura-Vent and Rondec product rights. The principal for both notes shall be paid in 12 equal quarterly installments of $1,666,667, beginning in March 31, 2004 and paid through December 31, 2006. Interest accrued each quarter through December 31, 2001 will be added to the unpaid principal balance of the notes. Interest expense incurred and added to the principal for both notes for the nine months ended September 30, 2000 was $1,501,469. Subsequent to December 31, 2001, quarterly interest installments are to be paid in cash.

In connection with the merger of the Company with Biovail Corporation (see Note 9), these notes were paid in full by Biovail Corporation in December 2000.

Future principal payments on the notes payable to Dura are as follows:

October 1 through December 31, 2000	$ 250,000
2001	1,000,000
2002	1,000,000
2003	1,000,000
2004	8,250,305
Thereafter	14,500,618
	26,000,923
Less current portion of notes payable to related party	(1,000,000)
Total notes payable to related party	$25,000,923

5. RELATED PARTY TRANSACTIONS (Continued)

Amounts Due to Dura

Amounts due to related party consist of amounts due to Dura under various agreements at the nine months ended September 30, 2000 and the year ended December 31, 1999 of $1,801,416 and $518,026, respectively.

Employee Receivables

At September 30, 2000, and December 31, 1999, the Company held four non-interest bearing notes receivable with balances totaling $125,780 and $143,657, respectively, from four employees which contain various repayment provisions. Two of the notes are secured by residential real estate while a third is secured by shares of Dura common stock owned by the respective employee. The fourth note is unsecured.

6. SHORT-TERM NOTES PAYABLE

During August 2000, the Company completed a loan and security agreement with a bank that provided the Company with a $10,000,000 revolving line of credit for working capital needs bearing interest at the bank's prime rate plus three quarter percent. The loan was secured by accounts receivable, inventory, equipment, and intangible assets, including the product license rights. The amount available was subject to borrowing base limitations. The terms of the loan required the Company to meet certain financial covenants. At September 30, 2000 borrowings against this loan were $6,667,400.

In November 2000, Biovail Corporation (see Note 9), paid all outstanding balances associated with this loan and terminated the agreement.

7. INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 1999 are shown below:

Deferred tax liability:	
Depreciation	$ —
Accruals and other, net	(18,000)
Total deferred tax liabilities	(18,000)
Deferred tax assets:	
Amortization and depreciation	1,485,000
Inventory reserve	252,000
Accruals and other, net	—
Total deferred tax assets	1,737,000
Net deferred tax assets before valuation allowance	1,719,000
Valuation allowance	—
Net deferred tax assets	$1,719,000

7. INCOME TAXES (Continued)

Significant components of the provision for incomes taxes are as follows at December 31, 1999:

Current	
Federal	$2,975,000
State	671,000
Total current	3,646,000
Deferred	
Federal	(1,346,000)
State	(373,000)
Total deferred	(1,719,000)
Income tax expense	$1,927,000

The reconciliation of income tax computed at the federal statutory rate to income tax expense is as follows at December 31, 1999:

Tax at statutory rate	$2,149,000
State taxes, net of federal benefit	353,000
Change in valuation allowance	(634,000)
Permanent differences and other, net	59,000
	$1,927,000

The Company expects to be profitable for the year ended December 31, 2000. As a result, a deferred tax benefit has been provided for at the anticipated effective tax rate for the full year.

8. EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) retirement plan (the "401(k) Plan"), under which employees may contribute up to 15% of their annual salary, within certain limits. The Company may elect to make discretionary contributions upon the approval of the Board of Directors. In January 2000, the Company contributed $104,000 to the 401(k) Plan representing the discretionary contribution for the year ended December 31, 1999. There was no contribution for the nine months ended September 30, 2000.

9. SUBSEQUENT EVENT

On October 6, 2000, the Company finalized an agreement with Biovail Corporation ("Biovail") under which Biovail acquired all the outstanding stock of the Company for $162,500,000 in cash and assumed up to $50,000,000 of the Company's debt and notes payable. The Company became a wholly-owned subsidiary of Biovail.

CARDIZEM® PRODUCT LINE OF AVENTIS PHARMACEUTICALS INC.

AUDITED SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION

For the years ended December 31, 2000 and 1999 with Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
Aventis Pharmaceuticals Inc.:

We have audited the accompanying special purpose statements of product contribution for the Cardizem Product Line of Aventis Pharmaceuticals Inc. for the years ended December 31, 2000 and 1999. These statements of product contribution are the responsibility of Aventis Pharmaceuticals Inc. management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statements of product contribution are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of product contribution, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of product contribution presentation. In our opinion, the statements of product contribution referred to above present fairly, in all material respects, the product contribution for the Cardizem Product Line for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The operations covered by the statements of product contribution referred to above have no separate legal status of existence. The accompanying statements were prepared as described in Note 1 to present the direct revenues and direct expenses of the Cardizem Product Line and are not intended to be a complete presentation of the Cardizem Product Line. Furthermore, the amounts in the accompanying statements are not necessarily indicative of the costs and expenses that would have resulted if the Cardizem Product Line had been operated as a separate entity.

Florham Park, New Jersey
July 25, 2001

/s/ PRICEWATERHOUSECOOPERS LLP

CARDIZEM® PRODUCT LINE OF AVENTIS PHARMACEUTICALS INC.

SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION

For the Years Ended December 31, 2000 and 1999
(In Thousands)

	2000	1999
Net Sales	$256,755	$638,680
Cost of Sales	33,010	84,125
Advertising and Promotion Expense	—	12,684
Selling Expense	1,000	22,246
License Fees	8,500	5,000
Total Costs and Expenses	42,510	124,055
Net Product Contribution	$214,245	$514,625

See accompanying notes to the Special Purpose Statements of Product Contribution

CARDIZEM® PRODUCT LINE OF AVENTIS PHARMACEUTICALS INC.
NOTES TO SPECIAL PURPOSE STATEMENTS OF PRODUCT CONTRIBUTION
For the Years Ended December 31, 2000 and 1999
(In Thousands)

1. BASIS OF PRESENTATION

The Cardizem® Product Line (the "Product") includes all rights, title, and interest within the United States, Canada and Puerto Rico. Sales to third parties in the United States represent approximately 90% and 95% in 2000 and 1999, respectively.

Historically, financial statements were not prepared for the Product, as Aventis Pharmaceuticals Inc. (the "Company") did not maintain the Product as a separate business unit. These statements have been developed from the historical accounting records of the Company and represent the revenues and directly related expenses, only, of the Product. All of the estimates in the financial statements, as described in note 3, are based on assumptions that Company management believes are reasonable. However, these estimates are not necessarily indicative of the revenues and directly related expenses that would have resulted if the Product had been operated as a separate entity.

The Special Purpose Statements of Product Contribution have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Regarding these Special Purpose Statements of Product Contribution, accounting principles generally accepted in Canada ("Canadian GAAP") permit the application of accounting principles which are the same as US GAAP. Accordingly, there are no significant differences between US GAAP and Canadian GAAP as it pertains to these Special Purpose Statements of Product Contribution.

2. NATURE OF OPERATIONS

Cardizem® is a calcium antagonist that was first launched in 1983. Cardizem® CD, a once-daily formulation, was approved in the United States in 1991 for hypertension, with approval for angina being achieved in the following year. Generic competition was introduced in the United States for the Cardizem® CD formulation in mid-1999.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Sales and related cost of sales are recognized as revenue and expense when goods are shipped and title passes to the customer.

Rebates and Chargebacks, Cash Discounts and Sales Returns

The Company entered into contracts with certain managed care organizations to provide access to the Product through formularies. Based on the managed care organization's market share performance and utilization of the Product, the organization receives managed care rebates from the Company. The Company is bound by certain laws and regulations to provide product at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each State in the United States based on claims filed by pharmacies that provide the Product to the Medicaid recipients at the reduced rate. Managed care and Medicaid rebates are charged to the Product monthly, on an accrual basis, determined by estimating the actual usage of the Product by Medicaid recipients and managed care participants covered by the contracted prices.

Chargebacks are amounts credited to wholesalers to reimburse the wholesaler for sales to third parties at reduced prices. Chargebacks are accrued based on historical experience.

The Company offers a cash discount to customers if invoices are paid within a certain time period. The cash discounts are applied to each product on the invoice proportionately.

Sales Returns are charged to the Product as incurred. Also, at the end of each reporting period an accrual is made for anticipated future returns of the Product.

	2000	1999
Gross Sales	$289,042	$770,496
Less:		
Sales Rebates	19,199	104,943
Cash Discounts	5,448	15,996
Sales Returns	7,640	10,877
Net Sales	$256,755	$638,680

(In Thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Sales

Elements of cost of sales include raw materials, direct labor, plant overhead, and manufacturing variances. Certain of these costs are specifically identifiable to the Product, and the remaining costs are allocated based on the Product's percentage of total production for the production facility.

Advertising and Promotion Expense

Advertising and promotion expenses include professional advertising costs, promotional tools and samples.

Selling Expense

Selling expenses consist primarily of sales force employment costs (salaries and bonuses). These costs are allocated based on actual sales force documentation of sales calls, itemized by product and weighted based on the type of detailing performed such as a primary, secondary or reminder.

License Fees

On December 5, 1996 the Company entered into a Non-Exclusive License Agreement (the "Agreement") with Ethypharm S.A ("Ethypharm") to receive a license for Ethypharm's technology for a new dosage form of the Product. The Agreement provided for royalties to be paid to Ethypharm based upon a percentage of sales, or minimum royalties in lieu of achieving anticipated sales. The dosage form received FDA final approval and sales commenced in 1999. As such, the Company incurred $5,000 and $3,000 in related royalties in 1999 and 2000, respectively. Subsequently, in July 2000, the Company entered into an agreement with Ethypharm whereby it agreed to pay $5,500 to Ethypharm to discharge itself of all payment obligations provided for in the Agreement. All other terms of the Agreement remained in full force and effect.

Use of Estimates

The preparation of the Special Purpose Statements of Product Contribution in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts for the years ended December 31, 2000 and 1999. Actual results could differ from those estimates.

4. SIGNIFICANT CUSTOMERS

The Product had United States, Canada and Puerto Rico sales to four customers representing, in the aggregate, approximately 72% and 76% of sales for the years ended December 31, 2000 and 1999, respectively.

	2000	1999
	(%)	(%)
Customer A	24	24
Customer B	22	20
Customer C	14	24
Customer D	12	8
	72	76

INTELLIGENT POLYMERS LIMITED

FINANCIAL STATEMENTS

For the years ended June 30, 2000 and 1999
with Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)
Administrative Offices
Chelston Park
Collymore Rock
St. Michael, Barbados

We have audited the accompanying balance sheets of Intelligent Polymers Limited (a development stage company domiciled in Bermuda) as of June 30, 2000 and 1999 and the related statements of operations, cash flows and changes in shareholders' equity for each of the years ended 2000 and 1999 and for the period from July 30, 1997 (inception) to June 30, 2000 (all expressed in United States dollars). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as of June 30, 2000 and 1999 and the results of its operations, its cash flows and changes in shareholders' equity for each of the years ended 2000 and 1999 and for the period from July 30, 1997 (inception) to June 30, 2000 in accordance with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE
Chartered Accountants

Bridgetown, Barbados
September 29, 2000 (except for Note 16,
as to which the date is December 29, 2000

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)

BALANCE SHEETS

As of June 30, 2000 and 1999
(Expressed in United States Dollars)

	Notes	June 30, 2000	June 30, 1999
ASSETS			
Current Assets			
Cash and cash equivalents	7	$ 1,807,612	$ 8,397,244
Available for sale securities	8	5,000,000	17,656,921
Interest receivable		44,651	192,336
Accounts receivable		500,000	—
Contract advances	4	—	3,550,000
Total current assets		7,352,263	29,796,501
Available for Sale Securities	8	—	2,054,400
		$ 7,352,263	$ 31,850,901
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable		$ 19,351,155	$ 223,995
Accrued liabilities	9	36,190	8,048,215
		19,387,345	8,272,210
Commitments and Contigencies	15		
Shareholders' Equity			
Common shares, of par value US$0.01 per share 4,000,000 shares authorized 3,737,500 shares issued and outstanding	11	37,375	37,375
Special shares, of par value US$1.00 per share 12,000 shares authorized, issued and outstanding	11	12,000	12,000
Additional paid-in share capital	12	67,486,400	67,486,400
Accumulated other comprehensive income		—	2,422
Deficit accumulated during the development stage		(79,570,857)	(43,959,506)
		(12,035,082)	23,578,691
		$ 7,352,263	$ 31,850,901

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)

STATEMENTS OF OPERATIONS

For the years ended June 30, 2000 and 1999
and for the period July 30, 1997 (inception) to June 30, 2000
(Expressed in United States Dollars)

	Notes	Year ended June 30, 2000	Year ended June 30, 1999	From July30, 1997 (inception) to June 30, 2000
Income				
Sale of product rights	5	$ 25,000,000	$ —	$ 25,000,000
Net investment income		327,334	2,383,982	5,071,440
		25,327,334	2,383,982	30,071,440
Costs and expenses				
Research and development	4	58,008,573	32,393,534	104,968,061
General and administrative		2,930,112	1,149,702	4,674,236
Total operating expenses		60,938,685	33,543,236	109,642,297
Net loss for the period/year		(35,611,351)	(31,159,254)	(79,570,857)
Accumulated deficit, beginning of period/year		(43,959,506)	(12,800,252)	—
Accumulated deficit, end of period/year		$(79,570,857)	$(43,959,506)	$(79,570,857)
Net loss per common share	13	$ (9.53)	$ (8.34)	$ (21.29)
Weighted average number of common shares outstanding		3,737,500	3,737,500	3,737,500

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)

STATEMENTS OF CASH FLOWS

For the years ended June 30, 2000 and 1999
and for the period July 30, 1997 (inception) to June 30, 2000
(Expressed in United States Dollars)

	Year ended June 30, 2000	Year ended June 30, 1999	From July 30, 1997 (inception) to June 30, 2000
Operating activities			
Net loss for the year/period	$(35,611,351)	$(31,159,254)	$ (79,570,857)
Adjustments to reconcile net loss to cash provided by operating activities:			
Amortization of investment premiums	(104,691)	104,691	2,198
Changes in operating assets and liabilities			
Decrease/(increase) in interest receivable	147,685	338,590	(44,651)
(Increase) in accounts receivable	(500,000)	—	(500,000)
Decrease/(increase) in contract advances	3,550,000	(3,550,000)	—
Increase/(decrease) in accounts payable	19,127,160	(458,811)	19,351,155
(Decrease)/increase in accrued liabilities	(8,012,025)	7,647,024	36,190
Net cash used by operating activities	(21,403,222)	(27,077,760)	(60,725,965)
Investing activities			
Proceeds from sale of securities	19,813,590	69,119,016	130,536,859
Purchases of securities	(5,000,000)	(55,383,906)	(135,539,057)
Net cash provided by/(used in) investing activities	14,813,590	13,735,110	(5,002,198)
Financing activities			
Proceeds from issue of share capital and Warrants	—	—	67,535,775
Net cash provided by financing activities	—	—	67,535,775
(Decrease)/increase in cash and cash equivalents	(6,589,632)	(13,342,650)	1,807,612
Cash and cash equivalents, beginning of year/period	8,397,244	21,739,894	—
Cash and cash equivalents, end of year/period	$ 1,807,612	$ 8,397,244	$ 1,807,612

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended June 30, 2000 and 1999
(Expressed in United States Dollars)

	2000		1999	
Common shares				
Balance, beginning of year	$ 37,375		$ 37,375	
Balance at June 30	37,375		37,375	
Special Shares				
Balance, beginning of year	12,000		12,000	
Balance at June 30	12,000		12,000	
Additional paid-in capital				
Balance, beginning of year	67,486,400		67,486,400	
Balance at June 30	67,486,400		67,486,400	
Accumulated other comprehensive income/(loss)				
Balance, beginning of year	2,422		1,287	
Unrealised gain on available for sale securities				$ 1,135
Gain realised on sale of securities		$ (2,422)		
Other comprehensive income	(2,422)	(2,422)	1,135	1,135
Balance at June 30	—		2,422	
Accumulated deficit				
Balance, beginning of year	(43,959,506)		(12,800,252)	
Net loss	(35,611,351)	(35,611,351)	(31,159,254)	(31,159,254)
Balance at June 30	(79,570,857)		(43,959,506)	
Comprehensive loss		$(35,613,773)		$(31,158,119)
Total shareholders' equity	$(12,035,082)		$ 23,578,691	

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999 AND FOR THE PERIOD JULY 30 1997 (INCEPTION) TO JUNE 30, 2000
(Expressed in United States Dollars)

1. BACKGROUND

Intelligent Polymers Limited ('IPL' or the 'Company'), a development stage company domiciled in Bermuda, was formed on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of FDA marketing approval. The Company commenced operations on October 10, 1997.

In October 1997 IPL and Biovail Corporation completed a sale to the public of 3,737,500 units, each unit consisting of one Common Share (the 'IPL Common Shares') and one Warrant (the 'Warrants') to purchase one Common Share of Biovail Corporation. The offering raised $67,523,775 in net proceeds for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The following are the significant accounting policies adopted by the Company:

Basis of Accounting

The Company is currently engaged in the development of certain therapeutic products; it has not yet completed product development, obtained required regulatory approvals or verified the market acceptance and demand for its products. Accordingly, its activities have been accounted for as those of a 'development stage enterprise' as set forth in Financial Accounting Standards Board Statement No. 7, 'Accounting and Reporting by Development Stage Enterprises'.

At June 30, 2000, and for the year then ended, the Company was economically dependent on Biovail Laboratories Inc. (see notes 3, 4 and 5) and continued access to its proprietary technology. As at June 30, 2000, the Company had expended all its equity and had a deficit of approximately $12 million. Subsequent to the period end, the Company was acquired by Biovail Laboratories Inc. and merged with and into its sole shareholder (see note 16).

The financial statements are prepared on a going concern basis. At the current rate of research and development expenditure the Company will exhaust its cash resources sometime during the fiscal year ended June 30, 2001, at which time its future activities will be dependent on additional funding.

Revenue Recognition

The Company has entered into various agreements with third parties whereby they will be liable to pay royalties on net sales of certain products in the future.

Research and Development

Research and development costs are expensed as incurred. Amounts paid by the Company related to invoices received for work that has yet to be performed are treated as contract advances.

Technology Rights

Payments for access to and use of proprietary technologies are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

Investments

The Company's investments are considered to be 'available for sale' as set forth under the definition in the Financial Accounting Standards Board Statement No. 115 'Accounting for Certain Investments in Debt and Equity Securities'.

(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments available for sale are carried at fair value, being the quoted market price of these securities. The net unrealized appreciation or depreciation on investments available for sale is included as a component of other comprehensive income. Realized gains and losses on sales of investments are determined on a first-in, first out basis. Investment income is recognized when earned and includes the amortization of premiums or discounts on investments.

Fair Value of Financial Instruments

The carrying amount approximates fair value because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices for those investments.

Pronouncements

Staff Accounting Bulletin 101 was issued during the year and we are reviewing its effect on the financial statements.

3. TRANSACTIONS WITH BIOVAIL

The Company has entered into agreements with Biovail Laboratories Incorporated, a wholly owned subsidiary of Biovail Corporation, (collectively 'Biovail') which include a product development and licensing agreement (the 'Development Contract', see notes 4 and 5) relating to the research, development and licensing of once-daily controlled release drug products and the 'Services Agreement' (see note 6). Pursuant to the Development Contract, Biovail has agreed to use diligent efforts to conduct toxicity studies, formulation development and clinical studies for, and pursue U.S. regulatory approval of, certain agreed upon drug products. Payments to Biovail under the Development Contract will be in an amount equal to the full amount of all development costs incurred by Biovail at actual cost plus an overhead charge and a 65% markup in 2000 and 1999.

Substantially all the management and operating activities of the Company will be carried out by Biovail under the Services Agreement.

Biovail owns all the issued and outstanding special shares of the Company, which grant the holder of the majority of such special shares a 'Purchase Option' and confer limited voting and other rights on the holder (see note 11).

4. PRODUCT DEVELOPMENT ARRANGEMENT

In September 1997, the Company entered into the Development Contract with Biovail to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of the Company's products as defined and as added to and modified by mutual agreement.

The net proceeds of the unit offering in October 1997 were used primarily to make payments to Biovail pursuant to the agreement for the development of these products. In the year to June 30, 2000, an amount of $42,820,000 (1999 — $20,260,000) was invoiced by Biovail, of which $NIL (1999 — $3,550,000) represented an advance against future costs, and $19,120,000 (1999 — $NIL) remained unpaid. This amount was paid subsequent to the year end.

All intellectual property developed pursuant to the Development Contract remains the property of Biovail.

5. DEVELOPMENT CONTRACT

Under the Development Contract and subject to the Biovail Option (see last paragraph of note 5), IPL has been granted a license (the 'License') from Biovail to manufacture or obtain manufacturing for, sell and otherwise market throughout the world (other than in Canada), products developed for IPL under the Development and License Agreement.

Notwithstanding any rights or license granted or acquired by IPL under this arrangement, Biovail has the exclusive right to manufacture any product through to the fifth anniversary of FDA approval of each such product and is obligated during such period, at the request of IPL, to manufacture any product at Biovail's standard cost of manufacture plus 25% of such cost.

The License as to any particular product is exclusive until the expiration of patents covering the licensed product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the product. Any such license shall be royalty free.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
AND FOR THE PERIOD JULY 30 1997 (INCEPTION) TO JUNE 30, 2000
(Expressed in United States Dollars)

5. DEVELOPMENT CONTRACT (Continued)

With respect to one product (Nifedipine XL, the 'Additional Product'), Biovail had the right to acquire an exclusive license to the Additional Product upon payment by Biovail, at Biovail's option, of either (a) a one-time cash fee of US$25,000,000 or (b) base royalties of 10% of the net sales from the Additional Product. Biovail exercised its option on December 1, 1999 and paid IPL the one-time cash fee of US$25,000,000.

6. SERVICES AGREEMENT

In September 1997, the Company entered into a Services Agreement with Biovail for the provision of administrative support. For the year ended June 30, 2000, general and administrative services in the statement of operations includes US$400,000 (1999 — US$400,000) charged by Biovail under the terms of this agreement.

7. CASH AND CASH EQUIVALENTS

At June 30, 2000 funds were held in short-term deposits with major financial institutions and in commercial paper with maturities of three months or less. Management is of the opinion that there is no significant concentration of credit risk.

8. AVAILABLE FOR SALE SECURITIES

The amortized cost, fair value and unrealized gains of available for sale securities by contractual maturity is shown below:

	June 30, 2000		
	Amortized Cost	Fair Value	Gross Unrealized Gain/ (Loss)
Maturity less than one year but greater than three months:			
Certificate of deposit	$ 5,000,000	$ 5,000,000	$ —

	June 30, 1999		
	Amortized Cost	Fair Value	Gross Unrealized Gain/ (Loss)
Maturity less than one year but greater than three months:			
Asset backed securities	$17,639,329	$17,656,921	$ 17,592
Maturity one to two years:			
Corporate bonds	2,069,570	2,054,400	(15,170)
	$19,708,899	$19,711,321	$ 2,422

9. ACCRUED LIABILITIES

	2000	1999
Contract payment	$ —	$8,000,000
Other accrued liabilities	36,190	48,215
	$36,190	$8,048,215

The Company entered into an agreement on June 30, 1999 for access to certain toxicology data and committed to a payment of $8,000,000 in line with that agreement. This was paid during the year.

(Expressed in United States Dollars)

10. CREDIT FACILITIES

During the year a Canadian Chartered Bank issued the Company two credit facilities to assist in financing its research and development costs.

The $50,000,000 revolving term facility expires December 31, 2000 with the option to extend for a further period. This is secured by a letter of comfort and assignment of the rights of the Company under the Development Contract. As at June 30, 2000 there were no outstanding advances against this facility.

The $5,000,000 letter of credit facility expires May 2001 and is secured by a certificate of deposit valued at $5,000,000.

11. SHARE CAPITAL

The Company's authorised capital stock consists of 4,000,000 Common Shares, par value $0.01 per share (the 'IPL Common Shares'), of which 3,737,500 are issued and outstanding, and 12,000 Special Shares, par value US$1.00 per share (the 'Special Shares'), of which 12,000 are issued and outstanding.

Biovail, as holder of the Special Shares has an exclusive, irrevocable option (the 'Purchase Option') to purchase all, but not less than all, of the issued and outstanding IPL Common Shares. Biovail may exercise the Purchase Option at any time up to the earlier of (i) September 30, 2002 and (ii) the 90th day after the date that IPL provides Biovail with quarterly financial statements of IPL showing cash or cash equivalents of less than $3 million, although Biovail may at its election extend such period by providing additional funding for the continued development of the Products or Additional products, but in no event beyond September 30, 2002. The Purchase Option exercise price may be paid in cash, or Biovail Common Shares, or any combination at Biovail's sole discretion, as follows:

	Purchase Option Exercise Price
Before October 1, 2000	$39.06
On or after October 1, 2000 and on or before September 30, 2001	$48.83
On or after October 1, 2001 and on or before September 30, 2002	$61.04

Biovail owns all of the issued and outstanding Special Shares which have limited voting rights and confer limited rights on Biovail in addition to the Purchase Option. The Company, under its by-laws is prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Biovail's rights under the Purchase Option.

The Special Shares do not confer any rights to receive any dividend or other distribution, nor any right or interest in the profits or assets of the Company.

Biovail filed a Schedule 13e-3 Transaction Statement with the Securities and Exchange Commission on August 31, 2000. The statement relates to the potential exercise by Biovail of its option to purchase all issued and outstanding shares of Common Stock of Intelligent Polymers Limited before October 1, 2000 for a price of $39.06 per share.

12. ADDITIONAL PAID IN SHARE CAPITAL

In October, 1997, the Company completed a public offering of 3,737,500 units. Each unit sold at a price of $20 comprised of one (1) common share of the Company, par value $0.01, and one warrant to purchase one (1) common share of Biovail. The portion of the proceeds attributable to the fair value of the Biovail Warrants was treated as a capital contribution by the Company.

Prior to September 30, 1999, the Warrants traded only with the Company's common shares as units. From and after such date, the Warrants separated from the Company's common shares and now trade independently.

The Warrants will be exercisable at any time from October 1, 1999 through September 30, 2002 (the 'Warrant Expiration Date') at an exercise price per Biovail Common share of $20.00, subject to certain adjustments. Warrants not exercised on or prior to the Warrant Expiration Date, shall become void and all rights in respect thereof shall cease as of such time.

The Warrants do not confer upon the holder thereof any voting, preemptive, or other rights as a stockholder of Biovail.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999 AND FOR THE PERIOD JULY 30 1997 (INCEPTION) TO JUNE 30, 2000
(Expressed in United States Dollars)

13. LOSS PER COMMON SHARE

Loss per Common Share is based upon the weighted average number of Common Shares outstanding during the year. There were no common share equivalents outstanding during the year.

14. TAXATION

The Company is incorporated under the laws of Bermuda and currently is not obligated to pay any taxes in Bermuda based upon income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, Amendment Act 1987, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

15. COMMITMENTS AND CONTINGENCIES

The Company is involved in various routine legal proceedings incidental to the ordinary course of business. The Company believes the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its financial condition, results of operations or cash flows.

16. SUBSEQUENT EVENTS

On September 29, 2000, IPL received notice from Biovail Laboratories Incorporated ('BLI'), relating to the transfer of its Special Shares in IPL to a company formed by a private investor group (IPL AcquireCo 2000 Ltd. or 'AcquireCo') which subsequently consummated the purchase of all IPL common shares for $39.06 per share. BLI sold its 12,000 Company Special Shares to IPL AcquireCo and in exchange purchased 12,000 Special Shares of AcquireCo for $141,000,000. BLI held the right to purchase AcquireCo's common stock at any date through October 1, 2002. BLI to acquire all of the Voting Common Shares of AcquireCo on December 29, 2000. Upon acquiring control of AcquireCo, BLI advanced AcquireCo approximately $56.6 million, which IPL used to repay its credit facility.

INTELLIGENT POLYMERS LIMITED
FINANCIAL STATEMENTS

For the three months ended
September 28, 2000 and 1999
(unaudited)

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda enterprise)

BALANCE SHEETS

As of September 28, 2000 and 1999
(unaudited)
(Expressed in United States Dollars)

	Notes	September 28, 2000	September 28, 1999
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	7	$ 1,550,027	$ 5,005,051
Available for sale securities	8	5,000,000	—
Interest receivable		133,206	—
Contract advances	4	—	3,550,000
Total current assets		6,683,233	8,555,051
PRODUCT RIGHT		5,000,000	—
		$ 11,683,233	$ 8,555,051
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		$ 9,864,307	$ 8,293,244
Accrued liabilities		75,769	—
Loan Payable	9	43,100,000	—
Total current liabilities		53,040,076	8,293,244
COMMITMENTS AND CONTINGENCIES	14		
SHAREHOLDERS' EQUITY			
Common shares, of par value US$0.01 per share 4,000,000 shares authorized 3,737,500 shares issued and outstanding	10	37,375	37,375
Special shares, of par value US$1.00 per share 12,000 shares authorized, issued and outstanding	10	12,000	12,000
Additional paid-in share capital	11	67,486,400	67,486,400
Deficit accumulated during the development stage		(108,892,618)	(67,273,968)
		(41,356,843)	261,807
		$ 11,683,233	$ 8,555,051

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda enterprise)

STATEMENTS OF OPERATIONS

For the Three Months Ended September 28, 2000 and 1999
And for the Period July 30, 1997 (inception) to September 28, 2000
(unaudited)
(Expressed in United States Dollars)

	Notes	Three months. ended September 28, 2000	Three months ended September 28, 1999	From July 30, 1997 (inception) to September 28, 2000
INCOME				
Sale of product rights	5	$ —	$ —	$ 25,000,000
Net investment income		105,869	74,311	5,177,309
		105,869	74,311	30,177,309
COSTS AND EXPENSES				
Research and development	4	29,078,893	23,089,640	134,046,954
General and administrative		348,737	299,133	5,022,973
Total operating expenses		29,427,630	23,388,773	139,069,927
NET LOSS for the period		(29,321,760)	(23,314,462)	(108,892,618)
ACCUMULATED DEFICIT, beginning of period		(79,570,857)	(43,959,506)	—
ACCUMULATED DEFICIT, end of period		$(108,892,618)	$(67,273,968)	$(108,892,618)
NET LOSS PER COMMON SHARE	12	$ (7.85)	$ (6.24)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		3,737,500	3,737,500	

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda enterprise)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the three months ended September 28, 2000 and 1999
(unaudited)
(Expressed in United States Dollars)

	September 28, 2000		September 28 1999	
COMMON SHARES				
Balance, beginning and end of period	$ 37,375		$ 37,375	
SPECIAL SHARES				
Balance, beginning and end of period	12,000		12,000	
ADDITIONAL PAID-IN CAPITAL				
Balance, beginning and end of period	67,486,400		67,486,400	
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)				
Balance, beginning of period	$ —		$ —	
Gain realized on sale of securities	—	$ —	—	$ —
Other comprehensive income	—	—		—
Balance, end of period			—	
ACCUMULATED DEFICIT				
Balance, beginning of period	(79,570,857)		(43,959,506)	
Net loss	(29,321,766)	(29,321,766)	(23,314,462)	(23,314,462)
Balance, end of period	(108,892,618)		(67,273,968)	
Comprehensive loss		$ 29,321,766		$(23,314,462)
TOTAL SHAREHOLDERS' EQUITY	$ (41,356,843)		$ 261,807	

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda enterprise)

STATEMENTS OF CASH FLOWS

For the three months ended September 28, 2000 and 1999
And for the Period July 30, 1997 (inception) to September 28, 2000
(unaudited)
(Expressed in United States Dollars)

	Three months ended September 28, 2000	Three months ended September 28, 1999	From July 30, 1997 (inception) to September 28, 2000
Operating Activities			
Net loss for the period	$(29,321,761)	$(23,314,462)	$(108,892,618)
Adjustments to reconcile net loss to cash provided by operating activities:			
Amortization of investment previums	—	—	2,198
Interest receivable	(88,554)	192,336	(133,206)
Accounts receivable	500,000	—	—
Product Rights	(5,000,000)	—	(5,000,000)
Accounts payable	(9,486,849)	8,069,249	9,864,307
Accrued liabilities	39,579	(8,048,215)	75,769
Demand Loan Payable	43,100,000	—	43,100,000
Net cash used by operating activities	(257,585)	(23,101,092)	(60,983,550)
Investing Activities			
Proceeds from sale of securities	—	19,708,899	130,536,859
Purchases of securities	—	—	(135,539,057)
Net cash provided by investing activities	—	19,708,899	5,002,198
Financing Activities			
Proceeds from issue of share capital and warrants	—	—	67,535,735
Net cash provided by financing activities	—	—	67,535,735
Increase/(Decrease) in cash and cash equivalents	(257,585)	(3,392,193)	1,550,027
Cash and cash equivalents, beginning of period	1,807,612	8,397,244	—
Cash and cash equivalents, end of period	$ 1,550,027	$ 5,005,051	$ 1,550,027

The attached notes form an integral part of these financial statements.

INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda enterprise)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 28, 2000 AND 1999
(unaudited)
(Expressed in United States Dollars)

1. BACKGROUND

Intelligent Polymers Limited ('IPL' or the 'Company'), a development stage enterprise domiciled in Bermuda, was formed on July 30, 1997 by Biovail Corporation ("Biovail") primarily to develop certain therapeutic products. The Company commenced operations on October 10, 1997.

In October 1997 IPL and Biovail Corporation completed a sale to the public of 3,737,500 units, each unit consisting of one Common Share (the 'IPL Common Shares') and one Warrant (the 'Warrants') to purchase one Common Share of Biovail Corporation. The proceeds from the sale of the Warrants were contributed to the Company by Biovail. The offering raised $67,523,775 in net proceeds for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The following are the significant accounting policies adopted by the Company:

Basis of Accounting

The Company is currently engaged in the development of certain therapeutic products; it has not yet completed product development, obtained required regulatory approvals or verified the market acceptance and demand for its products. Accordingly, the activities of the Company have been accounted for as those of a 'development stage enterprise' as set forth in Financial Accounting Standards Board Statement No. 7, 'Accounting and Reporting by Development Stage Enterprises'.

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP and do not differ in a material respect from those prepared under Canadian GAAP.

The financial statements for the 3 months ended September 2000 and 1999 are unaudited, but include in the opinion of management, all adjustments necessary for a full presentation.

The financial statements are prepared on a going concern basis.

Revenue Recognition

Under the Development Contract with Biovail Laboratories Incorporated (see note 5), the Company has granted it a royalty bearing license to manufacture and market each of its products in Canada. Royalty revenue will be recognized on an accrual basis in accordance with the Development Contract, and when the Company has no future obligations to earn royalty.

Research and Development

Research and development costs are expensed as incurred. Amounts paid by the Company related to invoices received for work that has yet to be performed are treated as contract advances.

Product Right

The product right is recorded at cost and amortized over its estimated useful life of 10 years. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

Technology Rights

Payments for access to and use of proprietary technologies are expensed as incurred.

(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

Investments

The Company's investments are considered to be 'available for sale' as set forth under the definition in the Financial Accounting Standards Board Statement No. 115 'Accounting for Certain Investments in Debt and Equity Securities'.

Investments available for sale are carried at fair value, being the quoted market price of these securities. The net unrealized appreciation or depreciation on investments available for sale is included as a component of other comprehensive income. Realized gains and losses on sales of investments are determined on a first-in, first out basis. Investment income is recognized when earned and includes the amortization of premiums or discounts on investments.

Fair Value of Financial Instruments

The carrying amount approximates fair value because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices for those investments.

3. TRANSACTIONS WITH BIOVAIL

The Company entered into agreements with Biovail Laboratories Incorporated, a wholly owned subsidiary of Biovail Corporation, (collectively 'Biovail') which include a product development and licensing agreement (the 'Development Contract', see notes 4 and 5) relating to the research, development and licensing of once-daily controlled release drug products and the 'Services Agreement' (see note 6). Pursuant to the Development Contract, Biovail agreed to use diligent efforts to conduct toxicity studies, formulation development and clinical studies for, and pursue U.S. regulatory approval of, certain agreed upon drug products. Payments to Biovail under the Development Contract were an amount equal to the full amount of all development costs incurred by Biovail at actual cost plus an overhead charge and a 65% markup in 2000 and 1999.

Biovail provided administrative support services to the Company under the Services Agreement.

Biovail owns all the issued and outstanding special shares of the Company, which entitle the holder of the majority of such special shares to acquire all of the outstanding common shares of the Company and confer limited voting and other rights on the holder (see note 11).

4. PRODUCT DEVELOPMENT ARRANGEMENT

In September 1997, the Company entered into the Development Contract with Biovail to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of the Company's products as defined and as added to and modified by mutual agreement.

The net proceeds of the unit offering in October 1997 were used primarily to make payments to Biovail pursuant to the agreement for the development of these products. In the period to September 28, 2000, an amount of $28,890,650 (Period to September 28, 1999 — $15,000,000) was invoiced by Biovail, and $4,390,650 (Period to September 28, 1999 — $NIL) remained unpaid.

All intellectual property developed pursuant to the Development Contract remains the property of Biovail.

5. DEVELOPMENT CONTRACT

Under the Development Contract and subject to the Biovail Option (see last paragraph of note 5), IPL was granted a license (the 'License') from Biovail to use its proprietary technology to manufacture or obtain manufacturing for, sell and otherwise market throughout the world (other than in Canada), products developed for IPL under the Development and License Agreement.

Notwithstanding any rights or license granted or acquired by IPL under this arrangement, Biovail has the exclusive right to manufacture any product through to the fifth anniversary of FDA approval of each such product and is obligated during such period, at the request of IPL, to manufacture any product at Biovail's standard cost of manufacture plus 25% of such cost.

(Expressed in United States Dollars)

5. DEVELOPMENT CONTRACT (Continued)

The License as to any particular product is exclusive until the expiration of patents covering the licensed product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the product. Any such license shall be royalty free.

With respect to one product (Nifedipine XL, the 'Additional Product'), Biovail had the right to acquire the Additional Product upon payment by Biovail, at Biovail's option, of either (a) a one-time cash fee of $25,000,000 or (b) base royalties of 10% of the net sales from the Additional Product. Biovail exercised its option on December 1, 1999 and paid IPL the one-time cash fee of $25,000,000.

6. SERVICES AGREEMENT

In September 1997, the Company entered into a Services Agreement with Biovail for the provision of administrative support. For the period ended September 28, 2000, general and administrative services in the statement of operations includes $100,000 (Period ended September 1999 — $100,000) charged by Biovail under the terms of this agreement.

7. CASH AND CASH EQUIVALENTS

At September 28, 2000 and September 28, 1999 funds were held in short-term deposits with major financial institutions and in commercial paper with maturities of three months or less. Management is of the opinion that there is no significant concentration of credit risk.

8. AVAILABLE FOR SALE SECURITIES

IPL did not own any available for sale securities at September 28, 1999.

The amortized cost, fair value and unrealized gains of available for sale securities owned at September 28, 2000 by contractual maturity is shown below:

	September 28, 2000		
	Amortized Cost	Fair Value	Gross Unrealized Gain/Loss
Maturity less than one year but greater than three months.			
Certificate of deposit	$5,000,000	$5,000,000	$ —

9. ACCRUED LIABILITIES

At September 28, 2000 accrued liabilities were $75,769, compared to $NIL at September 28, 1999.

10. CREDIT FACILITIES

On March 30, 2000, a Canadian Chartered Bank issued the Company two credit facilities to assist in financing its research and development costs.

The $50,000,000 revolving term facility expires December 31, 2000 with the option to extend for a further period. This is secured by a letter of comfort and assignment of the rights of the Company under the Development Contract. As at September 28, 2000 outstanding advances against this facility amounted to $43,100,000.

The $5,000,000 letter of credit facility expires May 2001 and is secured by a certificate of deposit valued at $5,000,000.

11. SHARE CAPITAL

The Company's authorized capital stock consists of 4,000,000 IPL Common Shares, of which 3,737,500 are issued and outstanding, and 12,000 Special Shares, par value $1.00 per share (the 'Special Shares'), of which 12,000 are issued and outstanding.

(Expressed in United States Dollars)

11. SHARE CAPITAL (Continued)

The holder of all of the issued and outstanding special shares was entitled to purchase all, but not less than all, of the outstanding IPL Common Shares until the earlier of September 30, 2002, and the 90th day after the date IPL provided Biovail with quarterly financial statements showing cash or cash equivalents of less than $3,000,000.

12. ADDITIONAL PAID IN SHARE CAPITAL

In October, 1997, the Company completed a public offering of 3,737,500 units. Each unit sold at a price of $20 comprised of one (1) common share of the Company, par value $0.01, and one warrant to purchase one (1) common share of Biovail. The portion of the proceeds attributable to the fair value of the Biovail Warrants was accounted for as additional paid in capital by the Company.

Prior to September 30, 1999, the Warrants traded only with the Company's common shares as units. From such date, the Warrants separated from the Company's common shares and currently trade independently.

The Warrants are exercisable at any time from October 1, 1999 through September 30, 2002 (the 'Warrant Expiration Date') at an exercise price per Biovail common share of $20.00, subject to certain adjustments. Warrants not exercised on or prior to the Warrant Expiration Date, shall become void and all rights in respect thereof shall cease as of such time.

The Warrants do not confer upon the holder thereof any voting, preemptive, or other rights as a stockholder of Biovail.

13. LOSS PER COMMON SHARE

Loss per common share is based upon the weighted average number of common shares outstanding during the year. There were no common share equivalents outstanding during the year.

14. TAXATION

The Company is incorporated under the laws of Bermuda and currently is not obligated to pay any taxes in Bermuda based upon income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, Amendment Act 1987, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

15. COMMITMENTS AND CONTINGENCIES

The Company is involved in various routine legal proceedings incidental to the ordinary course of business. The Company believes the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its financial condition, results of operations or cash flows.

16. SUBSEQUENT EVENTS

On September 29, 2000, IPL received notice from Biovail, relating to the transfer of its Special Shares in IPL (see note 11) to a company formed by a private investor group (IPL AcquireCo 2000 Ltd. or "AcquireCo") which subsequently consummated the purchase of all IPL Common Shares for $39.06 per share. Biovail held the right to purchase all of the AcquireCo common shares at any time prior to October 1, 2002. The Services Agreement was terminated following AcquireCo's acquisition of control of IPL.

On December 29, 2000, Biovail acquired all of the voting common shares of AcquireCo, thereby acquiring control of IPL. Upon its acquisition of control of IPL, BLI advanced IPL approximately $56.6 million, which IPL used to repay its credit facility.

On June 15, 2001, the Company discontinued its incorporation in Bermuda and was continued as a Barbados corporation. On June 29, 2001, the Company was amalgamated with its sole shareholder — AcquireCo to form IPL Inc. Subsequently on June 29, 2001, IPL Inc. filed Articles of Dissolution and was merged with and into its sole shareholder — Biovail Laboratories Incorporated.

IPL ACQUIRECO 2000 LTD.
FINANCIAL STATEMENTS

For the period September 26, 2000
(Inception) to December 28, 2000

with Auditors' Report

AUDITORS' REPORT

To the Directors of
IPL AcquireCo 2000 Ltd. (A development stage British Virgin Islands Company)

We have audited the consolidated balance sheet of **IPL AcquireCo 2000 Ltd.** (A development stage British Virgin Islands Company) as at December 28, 2000 and the consolidated statements of operations, changes in shareholders' deficiency and cash flows for the period from September 26, 2000 (inception) to December 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 28, 2000 and the results of its operations and its cash flows for the period from September 26, 2000 (inception) to December 28, 2000 in accordance with United States generally accepted accounting principles.

Toronto, Canada,
October 25, 2001

/s/ ERNST & YOUNG LLP
Chartered Accountants

IPL ACQUIRECO 2000 LTD.
(A development stage British Virgin Islands company)

CONSOLIDATED BALANCE SHEET

As of December 28, 2000
(Expressed in United States Dollars)

	Notes	December 28, 2000
ASSETS		
Current Assets		
Cash and cash equivalents	5	$ 2,424,493
Accounts receivable		538,453
Due from a subsidiary of Biovail Corporation	4	927,577
Prepayments		214,973
Total current assets		4,105,496
Product right	6	4,900,000
		$ 9,005,496
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current Liabilities		
Bank indebtedness	7	$ 56,615,582
Accounts payable		1,100,081
Accrued research and development costs		5,294,506
Due to Biovail Corporation and a subsidiary	4	5,378,577
		68,388,746
Contingencies	11	—
		68,388,746
Shareholders' Deficiency		
Voting Common Shares, of par value US$0.01 per share 6,500,000 shares authorized, issued and outstanding	8	65,000
Non-voting Common Shares, of par value US$0.01 per share 12,000 shares authorized, issued and outstanding	8	120
Non-voting Class A Shares, of par value US$0.01 per share 141,500,000 shares authorized, issued, and outstanding	8	1,415,000
Additional paid-in capital		144,756,880
		146,237,000
Deficit accumulated during the development stage		(205,620,250)
		(59,383,250)
		$ 9,005,496

The attached notes form an integral part of these consolidated financial statements.

IPL ACQUIRECO 2000 LTD.
(A development stage British Virgin Islands company)
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period September 26, 2000 (Inception) to December 28, 2000
(Expressed in United States Dollars)

	Notes	From September 26, 2000 (inception) to December 28, 2000
Revenue		
Investment Income		$ 154,012
Costs and Expenses		
Research and development	4	14,771,940
General and administrative		537,354
Amortization of product right		100,000
Interest expense and commitment fees		3,011,972
Acquired research and development	3	187,352,996
		205,774,262
Net loss and **Comprehensive loss** for the period and **Accumulated deficit,** end of period		$(205,620,250)
Basic and fully diluted net loss per common share	9	$ (31.58)
Weighted average number of common shares outstanding — basic and fully diluted		6,512,000

The attached notes form an integral part of these consolidated financial statements.

IPL ACQUIRECO 2000 LTD.
(A development stage British Virgin Islands company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY

For the Period September 26, 2000 (Inception) to December 28, 2000
(Expressed in United States Dollars)

	December 28, 2000
Voting Common Shares	
Issued in period and Balance, end of period	$ 65,000
Non-voting Common Shares	
Issued in period and Balance, end of period	120
Non-voting Class A Shares	
Issued in period and Balance, end of period	1,415,000
Additional paid-in Capital	
Addition in period and Balance, end of period	144,756,880
	146,237,000
Deficit	
Net loss and Balance, end of period	(205,620,250)
Total Shareholders' Deficiency	$ (59,383,250)

The attached notes form an integral part of these consolidated financial statements.

IPL ACQUIRECO 2000 LTD.
(A development stage British Virgin Islands company)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period September 26, 2000 (Inception) to December 28, 2000
(Expressed in United States Dollars)

	From September 26, 2000 (inception) to December 28, 2000
Operating Activities	
Net loss for the period	$(205,620,250)
Adjustments to reconcile net loss to cash used in operating activities:	
Amortization of product right	100,000
Acquired research and development	187,352,996
	(18,167,254)
Changes in non-cash operating items	
Accounts receivable	(538,453)
Due from a subsidiary of Biovail Corporation	(927,577)
Prepayments	(214,973)
Accounts payable	(5,210,978)
Accrued research and development costs	5,218,737
Due to Biovail Corporation and a subsidiary	6,827,927
Net cash used in operating activities	(13,012,571)
Investing Activities	
Acquisition of Intelligent Polymers Limited, net of cash acquired	(144,448,723)
Payment for product right obligation	(5,000,000)
Proceeds from disposal of available for sale securities	5,133,205
Net cash used in investing activities	(144,315,518)
Financing Activities	
Proceeds from issue of share capital and additional paid-in capital	146,237,000
Increase in bank indebtedness	13,515,582
Net cash provided by financing activities	159,752,282
Increase in cash and cash equivalents end of period	$ 2,424,493

The attached notes form an integral part of these consolidated financial statements.

IPL ACQUIRECO 2000 LTD.
(A development stage British Virgin Islands company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Period September 26, 2000 (Inception) to December 28, 2000
(Expressed in United States Dollars)

1. GOVERNING STATUTE AND NATURE OF OPERATIONS

IPL AcquireCo 2000 Ltd. ("AcquireCo" or the "Company"), a development stage company domiciled in the British Virgin Islands, was formed and commenced operations on September 26, 2000. All research and development work carried out by, and for, the Company is performed in North America and the Caribbean.

On September 29, 2000 the Company acquired Intelligent Polymers Limited ("IPL"), a development stage company domiciled in Bermuda (see note 3). IPL was formed on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of US Food and Drug Administration ("FDA") marketing approval.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The accounting principles differ in certain respects from Canadian GAAP as described in note 13.

The Company's subsidiary (which represents substantially all of the Company's assets and activities) is currently engaged in the development of certain therapeutic products; it has not yet completed product development, obtained required regulatory approvals or verified the market acceptance and demand for its products. Accordingly, its activities have been accounted for as those of a 'development stage enterprise' as set forth in Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises".

At December 28, 2000, and for the period then ended, the Company was economically dependent on Biovail Laboratories Incorporated, a wholly-owned subsidary of Biovail Corporation, ("BLI") (see note 4) for continued access to its proprietary technology. As at December 28, 2000, the Company had expended all its equity and had a shareholders' deficiency of approximately $59.4 million. Subsequent to the period end, the Company was acquired by BLI and was dependent on BLI for its financing requirements. During 2001, the Company was merged with and into its sole shareholder (see note 12).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiary. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Under the Development Contract with BLI (see note 3), the Company has granted BLI a royalty bearing license to manufacture and market each of its products in Canada. Royalty revenue will be recognized on an accrual basis in accordance with the Development Contract, and when the Company has no future obligations to earn the royalty.

Fair Value of Financial Instruments

The estimated fair value of all financial assets and liabilities approximates their carrying value at December 28, 2000. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs", research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

Product Right

The product right is recorded at cost and amortized over its estimated useful life of 10 years. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with initial maturities of three months or less when purchased. Cash equivalents are carried at cost which approximate fair market value.

Reporting Currency and Foreign Currency Translations

The Company reports its consolidated financial statements in U.S. dollars. Foreign currency transaction gains and losses are included in net loss, and are immaterial for the period presented.

3. ACQUISITION

On September 29, 2000, the Company acquired 12,000 special shares of IPL from BLI in exchange for 12,000 non-voting common shares of the Company. The special shares entitled the holder to purchase all of the issued and outstanding common shares of IPL.

On September 29, 2000, AcquireCo acquired all of the issued and outstanding common shares of IPL for cash consideration of $144.4 million (net of cash acquired of $1,500,000). The acquisition was accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values of the date of acquisition as follows:

Acquired research and development	$187,352,996
Available for sale securities	5,133,205
Product right	5,000,000
Bank indebtedness	(43,100,000)
Current liabilities	(9,937,478)
	$144,448,723
Cash paid, net of cash acquired	$144,448,723

Acquired Research and Development

At the date of acquisition of IPL, its products under development were in various stages of completion, had not reached technological feasibility, had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

(Expressed in United States Dollars)

4. RESEARCH AND DEVELOPMENT ARRANGEMENTS

IPL had entered into agreements with BLI, a wholly owned subsidiary of Biovail Corporation, (collectively "Biovail") which include a product development and licensing agreement (the "Development Contract") relating to the research, development and licensing of once-daily controlled release drug products. Pursuant to the Development Contract, Biovail had agreed to use diligent efforts to conduct toxicity studies, formulation development and clinical studies for, and pursue U.S. regulatory approval of, certain agreed upon drug products. All intellectual property development pursuant to the Development Contract remains the property of Biovail.

Prior to September 29, 2000, Biovail provided substantially all of IPL's research and development services under the Development Contract. Biovail invoiced IPL at cost plus an overhead markup. Following the Company's acquisition of IPL, the Development Contract was amended and thereafter IPL contracted directly with third parties for product development services.

During the period, IPL incurred $3,200,000 for research and development services provided by Biovail and its affiliates.

Amounts receivable or payable by the Company to Biovail Corporation and its affiliate arise in the normal course of business. Outstanding balances are due on normal trade terms and do not bear interest.

Under the Development Contract, IPL was granted a license (the "License") from Biovail to use its proprietary technology to manufacture or obtain manufacturing for, sell and otherwise market throughout the world (other than in Canada), products developed for IPL under the Development and License Agreement.

Notwithstanding any rights or license granted or acquired by IPL under this arrangement, Biovail has the exclusive right to manufacture any product through to the fifth anniversary of FDA approval of each such product and is obligated during such period, at the request of IPL, to manufacture any product at Biovail's standard cost of manufacture plus 25% of such cost.

The License as to any particular product is exclusive until the expiration of patents covering the licensed product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the product. Any such license shall be royalty free.

5. CASH AND CASH EQUIVALENTS

Cash	$1,294,257
Money market funds and corporate debt securities	1,130,236
	$2,424,493

6. PRODUCT RIGHT

During the period ended December 28, 2000, IPL paid for the exclusive rights and obligations for the marketing of a cardiovascular product for $5,000,000.

7. CREDIT FACILITIES

A Canadian Chartered Bank issued IPL two credit facilities to assist in financing IPL's research and development costs. The $80,000,000 credit facility was subject to interest at LIBOR plus 1.75% per annum. The credit facility was repayable on December 31, 2000. The credit facility was secured by an assignment of the Company's interest in the Development Agreement with BLI. A $5,000,000 standby letter of credit facility with a one year term was subject to a fee of 0.5% per annum on amounts drawn, and was secured by a hold of $5,000,000 of funds in the Company's account. The letter of credit facility was terminated during the period.

Subsequent to the end of the period, and following the acquisition of the Company by BLI (see note 12), BLI advanced the Company funds, which it used to repay the loan.

8. SHARE CAPITAL

The Company's authorized share capital consists of (i) 6,500,000 Voting Common Shares, of which 6,500,000 are issued and outstanding; (ii) 12,000 Non-voting Common Shares, of which 12,000 are issued and outstanding; and (iii) 141,500,000 Non-voting Class A Shares, of which 141,500,000 are issued and outstanding.

The Non-voting Class A Shares rank in priority to the Voting Common Shares and Non-voting Common Shares on a liquidation of the Company. The Non-voting Class A Shares have a Liquidation Amount of $1.00 per share and are entitled to a cumulative annual

(Expressed in United States Dollars)

8. SHARE CAPITAL (Continued)

dividend of 8% of the Liquidation Amount. The Non-voting Class A Shares may be retracted by the holder at any time after which there are no Voting Common Shares outstanding for an amount equal to $1 per share plus all accrued but unpaid cumulative dividends.

The Voting Common Shares rank in priority to the Non-voting Common Shares on the payment of dividends and distribution of assets on a liquidation of the Company. The Voting Common Shares, on request by a majority of the holders of the Non-voting Common Shares at any time up to October 1, 2002, may be redeemed by the Company for amounts determined pursuant to a formula.

The additional paid-in capital of $144,756,880 has been reduced by advisory fees of $1,775,000 paid to lenders, and a party related to those lenders, to the holder of the Voting Common Shares.

9. LOSS PER COMMON SHARE

Loss per Common Share is based upon the weighted average number of Common Shares outstanding during the period. There were no common share equivalents outstanding during the period.

10. TAXATION

The Company is incorporated as an International Business Corporation under the laws of British Virgin Islands ("BVI") and is statutorily exempt from BVI income taxes.

The Company's subsidiary (IPL) is incorporated under the laws of Bermuda and currently is not obligated to pay any taxes in Bermuda based upon income or capital gains. IPL has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, Amendment Act 1987, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

11. CONTINGENCIES

The Company is involved in various routine legal proceedings incidental to the ordinary course of business. The Company believes the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its financial condition, results of operations or cash flows.

12. SUBSEQUENT EVENTS

On December 29, 2000, Biovail acquired control of the Company. Outstanding advances under the $80,000,000 credit facility in the amount of approximately $56,600,000 were repaid on the December 29, 2000 acquisition of control of AcquireCo by Biovail. The resulting amount payable to Biovail is due on demand and does not bear interest. The $80,000,000 credit facility was then terminated.

On June 26, 2001, the Company discontinued its incorporation in the BVI and was continued as a Barbados corporation. On June 29, 2001, the Company was amalgamated with IPL to form IPL Inc. Subsequently on June 29, 2001, IPL Inc. filed Articles of Dissolution and was merged with and into its sole shareholder — BLI.

13. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP and differ in certain material respects from those prepared under Canadian GAAP. The difference applies to the acquired research and development resulting from the acquisition of IPL.

a) **Acquired research and development**
Under Canadian GAAP, the value of acquired research and development, net of amortization, is capitalized. Under U.S. GAAP, specifically SFAS No. 2, "Accounting for Research and Development Costs", acquired research and development having no alternative future use must be written off at the time of acquisition. Acquired research and development from the acquisition of IPL is being amortized over a five year period under Canadian GAAP.

(Expressed in United States Dollars)

13. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b) **Balance sheet adjustments**

Intangible assets, net	
Balance under U.S. GAAP	4,900,000
Acquired research and development, net of accumulated amortization	177,824,996
Balance under Canadian GAAP	$ 182,724,996
Deficit	
Balance under U.S. GAAP	$ 205,620,250
Acquired research and development, net of amortization	177,824,996
Balance under Canadian GAAP	$ 27,795,254

c) **Components of Shareholders' Deficiency**

Share capital	$ 1,480,120
Additonal paid-in capital	144,756,880
Deficit	(27,795,254)
Total shareholders' equity under Canadian GAAP	$ 118,441,746

d) **Reconciliation of net loss**

Net loss under U.S. GAAP	$ 205,620,250
Acquired research and development, net of accumulated amortization	(177,824,996)
Net loss under Canadian GAAP	$ 27,795,254
Basic and fully diluted net loss per Common Share under Canadian GAAP	$ 4.27
Weighted average number of shares (basic and fully diluted) under Canadian GAAP	6,512,000

BIOVAIL CORPORATION

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
CANADIAN GAAP

COMPILATION REPORT

To the Board of Directors of
Biovail Corporation

We have reviewed, as to compilation only, the accompanying pro forma combined statements of operations, prepared in accordance with Canadian generally accepted accounting principles, of Biovail Corporation for the year ended December 31, 2000, which have been prepared for inclusion in the preliminary short form base shelf prospectus dated October 26, 2001 relating to the issuance of U.S.$1,500,000,000 common shares, debt securities and warrants.

In our opinion, the pro forma combined statements of operations have been properly compiled to give effect to the assumptions described in the accompanying notes thereto.

Toronto, Canada
October 26, 2001

/s/ ERNST & YOUNG LLP
Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON CANADIAN AND UNITED STATES REPORTING DIFFERENCES

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial information. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial information. To report in conformity with United States standards on the reasonableness of pro forma adjustments and their application to the pro forma financial information requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying pro forma combined statement of operations.

Toronto, Canada
October 26, 2001

/s/ ERNST & YOUNG LLP
Chartered Accountants

BIOVAIL CORPORATION

PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2000
In accordance with Canadian generally accepted accounting principles
(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
(Unaudited)

	Notes	Biovail Corporation	Jan 1 - Sep 28 Intelligent Polymers Limited	Sep 26 - Dec 28 IPL Acquireco 2000 Ltd.	Jan 1 - Dec 31 Cardizem® Products	Jan 1 - Sep 30 DJ Pharma, Inc.	Pro Forma Adjustments	Pro Forma Combined
REVENUE								
Product sales		$224,996	$ —	$ —	$256,755	$31,712	$ —	$513,463
Research and development	2.1	69,121	—	—	—	—	(55,160)	13,961
Royalty and licensing		17,340	—	—	—	—	—	17,340
		311,457	—	—	256,755	31,712	(55,160)	544,764
EXPENSES								
Cost of goods sold		68,031	—	—	33,010	8,183	—	109,224
Research and development	2.1	61,823	55,469	24,300	—	—	(64,688)	76,904
Selling, general and administrative	2.2	65,380	2,233	637	9,500	27,761	(2,777)	102,734
Amortization of acquired intangible assets	2.3	—	—	—	—	—	73,878	73,878
		195,234	57,702	24,937	42,510	35,944	6,413	362,740
Operating income (loss)		116,223	(57,702)	(24,937)	214,245	(4,232)	(61,573)	182,024
Interest income (expense), net	2.4	19,064	314	(2,858)	—	(1,718)	(24,857)	(10,055)
Premium paid on early extinguishment of U.S. Dollar Senior Notes		(20,039)	—	—	—	—	—	(20,039)
Income (loss) before provision for income taxes		115,248	(57,388)	(27,795)	214,245	(5,950)	(86,430)	151,930
Provision for income taxes	2.5	5,795	—	—	—	(2,232)	26,500	30,063
Net income (loss)		109,453	(57,388)	(27,795)	214,245	(3,718)	(112,930)	121,867
Interest on Convertible Subordinated Preferred Equivalent Debentures		(28,290)	—	—	—	—	—	(28,290)
Net income (loss) attributable to common shareholders		$ 81,163	$(57,388)	$(27,795)	$214,245	$(3,718)	$(112,930)	$ 93,577
Earnings per share								
Basic		$ 0.63						$ 0.73
Diluted		$ 0.57						$ 0.65
Weighted average number of common shares outstanding (000s)								
Basic		128,824						128,824
Diluted		143,512						143,512

BIOVAIL CORPORATION

NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2000
In accordance with Canadian generally accepted accounting principles
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying pro forma combined statement of operations has been prepared by the management of Biovail Corporation (the "Company") in accordance with Canadian generally accepted accounting principles based on the audited consolidated financial statements of the Company for the year ended December 31, 2000, the unaudited financial statements of Intelligent Polymers Limited ("Intelligent Polymers") for the period from January 1, 2000 to September 28, 2000, the audited consolidated financial statements of IPL Acquireco 2000 Ltd. ("IPL Acquireco") for the period September 26, 2000 (inception) to December 28, 2000, the audited special purpose statements of product contribution of the Cardizem® Product Line of Aventis Pharmaceuticals Inc. (the "Cardizem® Products") for the year ended December 31, 2000, and the audited financial statements of DJ Pharma, Inc. ("DJ Pharma") for the nine months ended September 30, 2000, adjusted to reflect classifications consistent with the presentation adopted by the Company. The pro forma statement of operations has been prepared using accounting policies that are consistent with policies used in preparing the Company's audited consolidated financial statements as at and for the year ended December 31, 2000.

On September 29, 2000, IPL Acquireco consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. On December 29, 2000, the Company acquired all the voting common shares of IPL Acquireco.

The fiscal year end of Intelligent Polymers was June 30, and as a result the statement of operations for the period from January 1, 2000 to September 28, 2000 has been derived by combining the unaudited statement of operations for the three months ended September 28, 2000 with the audited statement of operations for the year ended June 30, 2000 after deducting the unaudited statement of operations for the six months ended December 31, 1999.

The contribution from the Cardizem® Products includes only direct expenses related to the products and, as such, does not include any allocation of indirect selling, general and administrative expenses. This financial information does not purport to be indicative of future product performance.

In the opinion of the Company's management, this pro forma statement of operations includes all adjustments necessary for a fair presentation of pro forma statements.

The pro forma statement of operations is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on January 1, 2000, or the results which may be obtained in the future. In preparing this pro forma statement of operations, no adjustments have been made to reflect transactions which have occurred since the dates indicated.

The pro forma statement of operations should be read in conjunction with the descriptions of the acquisitions in the Company's audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2000, the unaudited financial statements and notes thereto of Intelligent Polymers as at September 28, 2000 and for the three months ended September 28, 2000 and the audited financial statements and notes thereto of Intelligent Polymers as at and for the year ended June 30, 2000, the audited consolidated financial statements and notes thereto of IPL Acquireco as at December 28, 2000 and for the period September 26, 2000 (inception) to December 28, 2000, the audited special purpose statements of product contribution and notes thereto of the Cardizem® Products for the year ended December 31, 2000, and the audited financial statements and notes thereto of DJ Pharma as at and for the nine months ended September 30, 2000, also included in this prospectus.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma statement of operations incorporates the following assumptions:

- The acquisitions of Intelligent Polymers, IPL Acquireco, the Cardizem® Products and DJ Pharma were completed on January 1, 2000.
- The Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000, contemporaneously with the acquisition of Intelligent Polymers.
- Advances of $210,000,000 under the Company's revolving term credit facility, used to finance the initial payment for the Cardizem® Products and to repay the bank credit facility of Intelligent Polymers, were outstanding from January 1, 2000.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

The pro forma statement of operations gives effect to the following adjustments:

2.1 Research and development

i. To eliminate payments made by Intelligent Polymers to the Company pursuant to the development and license agreement of $55,160,000 for the period ended September 28, 2000.

ii. To eliminate $9,528,000 of amortization on acquired research and development arising from the acquisition of Intelligent Polymers by IPL Acquireco.

2.2 Selling, general and administrative expenses

i. To eliminate amortization of product license rights recorded by DJ Pharma of $4,315,000 for the period ended September 30, 2000.

ii. To record incremental compensation cost for DJ Pharma employee stock options of $1,538,000 for the period ended September 30, 2000.

2.3 Amortization of acquired intangible assets

i. To record amortization of $41,685,000 on the fair value of acquired research and development arising from the acquisition of Intelligent Polymers.

ii. To record incremental amortization of $375,000, for the period ended September 28, 2000, on the fair value of the product right arising from the acquisition of Intelligent Polymers by IPL Acquireco.

iii. To record amortization of $20,304,000 on the fair value of the brand name and other intangibles arising from the acquisition of the Cardizem® Products.

iv. To record incremental amortization of $11,514,000, for the period ended September 30, 2000, on the fair value of product rights, work force and goodwill arising from the acquisition of DJ Pharma.

2.4 Interest

i. To record incremental interest on advances under the revolving term credit facility of $18,564,000, and amortization of deferred financing costs related to the credit facility of $1,000,000.

ii. To record imputed interest on the Aventis obligation of $8,172,000.

iii. To eliminate $2,879,000 of interest and commitment fees on the bank credit facility of Intelligent Polymers.

2.5 Income taxes

To tax effect the contribution from the Cardizem® Products based on an estimated blended tax rate of 12% reflecting the anticipated pro forma impact of the acquisition on the relative pro forma profitability of the Company's operations in various tax jurisdictions.

BIOVAIL CORPORATION

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
U.S. GAAP

COMPILATION REPORT

To the Board of Directors of
Biovail Corporation

We have reviewed, as to compilation only, the accompanying pro forma combined statements of operations, prepared in accordance with United States generally accepted accounting principles, of Biovail Corporation for the year ended December 31, 2000, which have been prepared for inclusion in the preliminary short form base shelf prospectus dated October 26, 2001 relating to the issuance of U.S.$1,500,000,000 common shares, debt securities and warrants.

In our opinion, the pro forma combined statements of operations have been properly compiled to give effect to the assumptions described in the accompanying notes thereto.

Toronto, Canada
October 26, 2001

/s/ ERNST & YOUNG LLP
Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON CANADIAN AND UNITED STATES REPORTING DIFFERENCES

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial information. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial information. To report in conformity with United States standards on the reasonableness of pro forma adjustments and their application to the pro forma financial information requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying pro forma combined statement of operations.

Toronto, Canada
October 26, 2001

/s/ ERNST & YOUNG LLP
Chartered Accountants

BIOVAIL CORPORATION

PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2000

In accordance with U.S. generally accepted accounting principles
(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
(Unaudited)

	Notes	Biovail Corporation	Jan 1 - Sep 28 Intelligent Polymers Limited	Sep 26 - Dec 28 IPL Acquireco 2000 Ltd.	Jan 1 - Dec 31 Cardizem® Products	Jan 1 - Sep 30 DJ Pharma, Inc.	Pro Forma Adjustments	Pro Forma Combined
REVENUE								
Product sales		$ 224,996	$ —	$ —	$256,755	$31,712	$ —	$513,463
Research and development	2.1	66,834	—	—	—	—	(52,873)	13,961
Royalty and licensing		17,340	—	—	—	—	—	17,340
		309,170	—	—	256,755	31,712	(52,873)	544,764
EXPENSES								
Cost of goods sold		68,031	—	—	33,010	8,183	—	109,224
Research and development	2.1	52,659	55,469	14,772	—	—	(55,160)	67,740
Selling, general and administrative	2.2	58,088	2,233	637	9,500	27,761	(2,777)	95,442
Acquired research and development	2.3	208,424	—	187,353	—	—	(187,353)	208,424
Amortization of acquired intangible assets	2.4	—	—	—	—	—	31,026	31,026
		387,202	57,702	202,762	42,510	35,944	(214,264)	511,856
Operating income (loss)		(78,032)	(57,702)	(202,762)	214,245	(4,232)	161,391	32,908
Interest income (expense), net	2.5	2,955	314	(2,858)	—	(1,718)	(24,857)	(26,164)
Income (loss) before provision for income taxes		(75,077)	(57,388)	(205,620)	214,245	(5,950)	136,534	6,744
Provision for income taxes	2.6	9,360	—	—	—	(2,232)	26,500	33,628
Income (loss) before extraordinary item and cumulative effect of change in accounting principle		(84,437)	(57,388)	(205,620)	214,245	(3,718)	110,034	(26,884)
Extraordinary item — Premium paid on early extinguishment of U.S. Dollar Senior Notes		(20,039)	—	—	—	—	—	(20,039)
Income (loss) before cumulative effect of change in accounting principle		(104,476)	(57,388)	(205,620)	214,245	(3,718)	110,034	(46,923)
Cumulative effect of change in accounting principle		(43,500)	—	—	—	—	—	(43,500)
Net income (loss)		$(147,976)	$(57,388)	$(205,620)	$214,245	$(3,718)	$110,034	$(90,423)
Basic and diluted loss per share								
Income (loss) before extraordinary item and cumulative effect of change in accounting principle		$ (0.66)						$ (0.21)
Extraordinary item		(0.16)						(0.16)
Cumulative effect of change in accounting principle		(0.34)						(0.34)
Net income (loss)		$ (1.16)						$ (0.71)
Weighted average number of common shares outstanding (000s)								
Basic		128,824						128,824
Diluted		143,512						143,512

BIOVAIL CORPORATION

NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2000

In accordance with U.S. generally accepted accounting principles

(Unaudited)

1. BASIS OF PRESENTATION

The accompanying pro forma combined statement of operations has been prepared by the management of Biovail Corporation (the "Company") in accordance with U.S. generally accepted accounting principles based on the audited consolidated financial statements of the Company for the year ended December 31, 2000, the unaudited financial statements of Intelligent Polymers Limited ("Intelligent Polymers") for the period from January 1, 2000 to September 28, 2000, the audited consolidated financial statements of IPL Acquireco 2000 Ltd. ("IPL Acquireco") for the period September 26, 2000 (inception) to December 28, 2000, the audited special purpose statements of product contribution of the Cardizem® Product Line of Aventis Pharmaceuticals Inc. (the "Cardizem® Products") for the year ended December 31, 2000, and the audited financial statements of DJ Pharma, Inc. ("DJ Pharma") for the nine months ended September 30, 2000, adjusted to reflect classifications consistent with the presentation adopted by the Company. The pro forma statement of operations has been prepared using accounting policies that are consistent with policies used in preparing the Company's audited consolidated financial statements as at and for the year ended December 31, 2000.

On September 29, 2000, IPL Acquireco consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. On December 29, 2000, the Company acquired all the voting common shares of IPL Acquireco.

The fiscal year end of Intelligent Polymers was June 30, and as a result the statement of operations for the period from January 1, 2000 to September 28, 2000 has been derived by combining the unaudited statement of operations for the three months ended September 28, 2000 with the audited statement of operations for the year ended June 30, 2000 after deducting the unaudited statement of operations for the six months ended December 31, 1999.

The contribution from the Cardizem® Products includes only direct expenses related to the products and, as such, does not include any allocation of indirect selling, general and administrative expenses. This financial information does not purport to be indicative of future product performance.

In the opinion of the Company's management, this pro forma statement of operations includes all adjustments necessary for a fair presentation of pro forma statements.

The pro forma statement of operations is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on January 1, 2000, or the results which may be obtained in the future. In preparing this pro forma statement of operations, no adjustments have been made to reflect transactions which have occurred since the dates indicated.

The pro forma statement of operations should be read in conjunction with the descriptions of the acquisitions in the Company's audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2000, the unaudited financial statements and notes thereto of Intelligent Polymers as at September 28, 2000 and for the three months ended September 28, 2000 and the audited financial statements and notes thereto of Intelligent Polymers as at and for the year ended June 30, 2000, the audited consolidated financial statements and notes thereto of IPL Acquireco as at December 28, 2000 and for the period September 26, 2000 (inception) to December 28, 2000, the audited special purpose statements of product contribution and notes thereto of the Cardizem® Products for the year ended December 31, 2000, and the audited financial statements and notes thereto of DJ Pharma as at and for the nine months ended September 30, 2000, also included in this prospectus.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma statement of operations incorporates the following assumptions:

- The acquisitions of Intelligent Polymers, IPL Acquireco, the Cardizem® Products and DJ Pharma were completed on January 1, 2000.
- The Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000, contemporaneously with the acquisition of Intelligent Polymers.
- Advances of $210,000,000 under the Company's revolving term credit facility, used to finance the initial payment for the Cardizem® Products and to repay the bank credit facility of Intelligent Polymers, were outstanding from January 1, 2000.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

The pro forma statement of operations gives effect to the following adjustments:

2.1 Research and development

To eliminate payments made by Intelligent Polymers to the Company pursuant to the development and license agreement of $55,160,000 for the period ended September 28, 2000. Payments received by the Company from Intelligent Polymers were pro rated between research and development revenue and the warrant subscription receivable. The amounts attributable to research and development revenue and the collection of the warrant subscription receivable were $52,873,000 and $2,287,000, respectively.

2.2 Selling, general and administrative expenses

i. To eliminate amortization of product license rights recorded by DJ Pharma of $4,315,000 for the period ended September 30, 2000.

ii. To record incremental compensation cost for DJ Pharma employee stock options of $1,538,000 for the period ended September 30, 2000.

2.3 Acquired research and development

To eliminate the $187,353,000 charge for acquired research and development arising from the acquisition of Intelligent Polymers by IPL Acquireco.

2.4 Amortization of acquired intangible assets

i. To record amortization of $20,304,000 on the fair value of the brand name and other intangibles arising from the acquisition of the Cardizem® Products.

ii. To record incremental amortization of $375,000, for the period ended September 28, 2000, on the fair value of the product right arising from the acquisition of Intelligent Polymers by IPL Acquireco.

iii. To record incremental amortization of $10,347,000, for the period ended September 30, 2000 on the fair value of product rights, work force and goodwill arising from the acquisition of DJ Pharma.

2.5 Interest

i. To record incremental interest on advances under the revolving term credit facility of $18,564,000, and amortization of deferred financing costs related to the credit facility of $1,000,000.

ii. To record imputed interest on the Aventis obligation of $8,172,000.

iii. To eliminate $2,879,000 of interest and commitment fees on the bank credit facility of Intelligent Polymers.

2.6 Income taxes

To tax effect the contribution from the Cardizem® Products based on an estimated blended tax rate of 12% reflecting the anticipated pro forma impact of the acquisition on the relative pro forma profitability of the Company's operations in various tax jurisdictions.

$275,000,000

BIOVAIL CORPORATION

% Senior Subordinated Notes due 2010

PROSPECTUS SUPPLEMENT

, 2002

UBS Warburg

Credit Suisse First Boston

JPMorgan

Morgan Stanley

Scotia Capital

BMO Nesbitt Burns

RBC Capital Markets